As filed with the Securities and Exchange Commission on July 9, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Eagle Test Systems, Inc.

(Exact name of Registrant as Specified in Its Charter)

Illinois (State of Incorporation)	3825 (Primary Standard Industrial Classification Code Number)	36-2917389 (I.R.S. Employer Identification Number)

620 S. Butterfield Road

Mundelein, Illinois 60060
(847) 367-8282
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Leonard Foxman

Chief Executive Officer and President
Eagle Test Systems, Inc.
620 S. Butterfield Road
Mundelein, Illinois 60060
(847) 367-8282
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

John R. LeClaire, P.C. Michael S. Turner, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Jeffrey D. Saper, Esq. Trevor J. Chaplick, Esq. Wilson Sonsini Goodrich and Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)	Registration Fee(2)

Common Stock, $0.01 par value per share	$166,750,000	$21,128

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price and includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. Neither Eagle Test nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JULY 9, 2004

Prospectus

                                     Shares

Common Stock

        This is our initial public offering of common stock. We are offering                      shares of our common stock. The selling stockholders included in this prospectus are offering an additional                      shares of common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. No public market currently exists for our common stock.

      We anticipate that the initial public offering price will be between $          and $           per share. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “EGLT.”

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to Eagle Test Systems (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

      The selling stockholders have granted the underwriters a 30-day option to purchase up to                     additional shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2004.

Banc of America Securities LLC	Lehman Brothers

Piper Jaffray

Adams, Harkness & Hill, Inc.	Jefferies Broadview

                  , 2004

EAGLE TEST SYSTEMS

ETS-600

ETS-600 offers our highest level of test performance for analog, mixed-signal and RF devices

- 320+ analog channels
- 256 digital pins
- up to 32 RF ports
- SimulTest™ capability to 64 sites

Our high performance semiconductor test systems are designed to ***lower the cost-of-test*** *by enabling* ***parallel, multi-site testing*** *in order to maximize throughput for high-volume production requirements*

ETS-364 offers a customizable platform to address a wide variety of testing needs

- 160+ analog channels
- 128 digital pins
- up to 16 RF ports
- SimulTest™ capability to 64 sites

ETS-364

Page

Prospectus Summary	1
Risk Factors	6
Forward Looking Statements and Projections	20
Use of Proceeds	21
Dividend Policy	21
Capitalization	22
Dilution	24
Selected Consolidated Financial Data	25
Management’s Discussion and Analysis of Financial Condition and Results of Operations	27
Business	40
Management	51
Certain Relationships and Related Transactions	63
Principal and Selling Stockholders	66
Description of Capital Stock	68
Shares Eligible for Future Sale	72
Underwriting	75
Legal Matters	79
Experts	79
Where You Can Find Additional Information	79
Index to Consolidated Financial Statements	F-1
Registration Rights Agreement
2003 Stock Option and Grant Plan
Employee Stock Ownership Plan
Profit Sharing Plan and Trust
Stock Purchase Agreement
Stockholders Agreement
Note Purchase Agreement
Senior Subordinated Convertible Note
Form of Warrant to Purchase Common Stock
Senior Subordinated Convertible Note
Non-Competition Agreement
Non-Competition Agreement
Employment Agreement
Employment Agreement
Employment Agreement
Employment Agreement
Employment Agreement
Industrial Building Lease
Sublease Agreement
Lease
Global Purchasing Agreement
Agreement
Manufacturers Representative Agreement
Manufacturer's Exclusive Representative Agreement
List of Subsidiaries
Consent of Ernst & Young LLP

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling stockholders are not making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

      Until                     , 2004, which is 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      Our fiscal year ends on September 30. Accordingly, a reference to “fiscal 2003” in this prospectus, for example, refers to the 12-month period that ended on September 30, 2003.

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 6, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. Unless the context otherwise requires, we use the terms “Eagle Test,” the “Company,” “we,” “us” and “our” in this prospectus to refer to Eagle Test Systems, Inc. and its subsidiaries.

Eagle Test Systems, Inc.

Overview

      We design, manufacture, sell and service high-performance automated test equipment, or ATE, for the semiconductor industry. Our test equipment addresses our customers’ volume production needs and is designed to lower their cost-of-test per device. Our customers, including semiconductor manufacturers and assembly and test subcontractors, use our products to test analog, a combination of digital and analog, known as mixed-signal, and radio frequency, or RF, semiconductors. Our proprietary SmartPinTM technology enables multiple semiconductor devices to be tested simultaneously, or in parallel, on an individual test system, permitting greater test throughput. We believe that our technology and ATE architecture offer superior test speed and precision, thereby improving production yields. Our modular and scalable test systems are designed to provide our customers with cost-efficient, customized solutions. Semiconductors tested by our systems are incorporated into a wide range of products in high-growth markets, including digital cameras, MP3 players, cellular telephones, video/ multimedia products, automotive electronics, computer peripherals, and notebook and desktop computers.

      Semiconductor manufacturers continuously strive for manufacturing and process improvements in order to satisfy the demand for smaller, better performing and lower cost semiconductors. Semiconductor manufacturers are aggressively pursuing strategies to reduce their overall cost-of-test by increasing the throughput of their test systems. Cost-of-test includes the initial ATE and ancillary equipment purchase price, as well as set-up and operating costs, and is often the most significant manufacturing cost, particularly for high-volume, low-cost devices. For these types of devices, ATE throughput, or the number of devices that can be tested in a given unit of time on a single test system, is a key determinant of cost-of-test per device and of a manufacturer’s ability to compete profitably.

      We were founded and began providing test solutions in 1976. Since January 1, 2003, we have delivered over 325 test systems to more than 30 customers worldwide including National Semiconductor Corporation, Texas Instruments Incorporated, Intersil Corporation, Fairchild Semiconductor International, Inc. and ChipPAC, Inc. For our fiscal year ended September 30, 2003, we had net revenue of $55.8 million and net income of $9.6 million. For the six months ended March 31, 2004, we had net revenue of $47.2 million and net income of $8.6 million.

Our Solution to Lower Cost-of-Test

      Our test systems are designed to enable our customers to lower their overall cost-of-test. By focusing on cost-of-test per device, our test systems lower our customers’ overall cost of semiconductor production and thereby improve their profit opportunity. The aspects of our solution that enable lower cost-of-test include:

•	Increased Throughput. Our test systems are designed to reduce the time required to complete the test process for each individual device and to enable high-speed, simultaneous testing across multiple sites on the same test system.

•	Improved Yield with Precision and Repeatability. Our proprietary technology and product architecture are designed to achieve superior test precision and repeatable results for analog and digital parameters in order to achieve higher test yields resulting in significant cost savings for our customers.

•	Scalable and Flexible Architecture. Our architecture is designed to enable our customers to tailor their test system capabilities to the specific testing needs of their devices, and to quickly and cost-effectively upgrade or reconfigure their ATE as their testing needs evolve.

•	Lower Switching Costs. We have developed a proprietary, adaptable interface that enables our test systems to operate using other vendors’ device under test, or DUT, boards, as well as earlier generations of our DUT boards. This allows our customers to easily migrate from competing test platforms or earlier generations of our own product line to a more cost-effective Eagle Test solution.

Our Growth Strategy

      Our objective is to strengthen our position as a leading provider of semiconductor test solutions. Key elements of our strategy include:

•	Innovate to Lower Overall Cost-of-Test. We intend to leverage our technology and architecture to further enable multi-site, parallel testing, higher throughput and greater test precision, while offering customers the flexibility to upgrade and reconfigure existing test systems as their testing needs evolve.

•	Focus on High-Volume, Cost Sensitive Devices. We focus on delivering test systems for high-volume, high-performance analog, mixed-signal, and RF devices. These devices are used in a broad and growing range of high-volume consumer products. Decreasing the cost-of-test will become increasingly important to device manufacturers competing in these markets as their products experience reductions in average selling prices, or ASPs.

•	Increase Our Market Share within Our Targeted Markets. We seek to increase our sales to existing customers by expanding the number and types of devices that we test, including additional devices that our customers currently test on competitors’ test systems. We also intend to expand our geographic presence with additional investments in our sales, marketing and service operations in both Asia and Europe.

•	Expand Our Addressable Markets by Broadening Test Capabilities. We will continue to expand our addressable markets to include other sectors characterized by high-volume, cost-sensitive products, such as devices for mid to low-end consumer products, discrete devices, and converters. We also believe that longer-term opportunities exist in the video device market, certain RF wireless device markets, the DSL market and the low-end system-on-a-chip, or SoC, market.

•	Maintain Profitable Growth Through Our Flexible Business Model. Our modular system architecture is designed to allow us to offer new products and enhancements quickly and at a reduced cost through efficiencies in research and development. We intend to maintain the flexibility of our business in order to rapidly respond to the cyclical changes in our industry.

Our Corporate Information

      We were founded as an Illinois corporation in 1976 and will be merged into a newly-formed Delaware corporation immediately prior to this offering. Our principal executive offices are located at 620 S. Butterfield Road, Mundelein, Illinois 60060. The telephone number of our principal executive offices is (847) 367-8282, and we maintain a website at www.eagletest.com. Information contained on our website does not constitute a part of this prospectus.

      We own, have rights to, or have applied for the trademarks and trade names that we use in conjunction with our business, including Eagle Test Systems and our logo. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by Eagle Test	Shares

Common stock offered by the selling stockholders	Shares

Common stock to be outstanding after this offering	Shares

Use of proceeds	We expect to receive net proceeds from the offering of approximately $ million. We intend to use the net proceeds from the offering as follows:

• approximately $ million to repurchase all of the senior subordinated notes to be outstanding immediately following the conversion of our senior subordinated convertible notes;

• $32.5 million to redeem all of the shares of redeemable preferred stock to be outstanding immediately following the conversion of our series A convertible preferred stock;

• general corporate purposes, including working capital; and

• possible acquisitions and investments.

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Proposed Nasdaq National Market symbol	“EGLT”

      The number of shares of our common stock to be outstanding following this offering is based on 14,511,535 shares of our common stock outstanding as of June 30, 2004. This number excludes 652,500 shares subject to options granted as of June 30, 2004 at a weighted average exercise price of $8.35 per share, and 31,290 additional shares reserved as of June 30, 2004 for future issuance under our stock-based compensation plans.

      Unless otherwise indicated, the share information in this prospectus is as of June 30, 2004 and has been adjusted to reflect or assumes the following:

•	a -for- stock split of our common stock to be effected immediately prior to the effectiveness of this offering;

•	the conversion of all outstanding shares of our series A convertible preferred stock into 8,590,248 shares of our common stock and 3,436 shares of our redeemable preferred stock immediately prior to the completion of this offering, and the immediate redemption of such redeemable preferred stock;

•	the issuance of 525,040 shares of common stock upon the exercise of warrants, with an exercise price of $0.01 per share, to be outstanding immediately prior to the completion of this offering as a result of the conversion of our senior subordinated convertible notes;

•	our reincorporation by merger in Delaware immediately prior to the effectiveness of this offering, and the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the effectiveness of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

(in thousands, except share and per share data)

      The tables below summarize our financial data as of the date and for the periods indicated. You should read the following information together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The unaudited results for the six months ended March 31, 2004 are not necessarily indicative of results expected for the fiscal year ending September 30, 2004, or for any other future period.

				Six Months Ended
	Year Ended September 30,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Consolidated Statement of Net Income Data:
Net revenue	$37,550	$25,918	$55,766	$18,868	$47,156
Cost of goods sold	12,711	8,556	20,457	7,313	14,938

Gross profit	24,839	17,362	35,309	11,555	32,218
Operating expenses
Selling, general and administrative	12,247	10,949	16,491	7,167	9,676
Research and development	2,607	3,240	3,113	1,447	2,415

Operating income	9,985	3,173	15,705	2,941	20,127
Interest expense	39	30	31	14	1,945
Increase in value of warrants	—	—	—	—	2,556
Other (income) and expense	(459)	633	(636)	(111)	(279)

Income before taxes	10,405	2,510	16,310	3,038	15,905
Provision for income taxes	4,047	864	6,706	1,245	7,292

Net income	$6,358	$1,646	$9,604	$1,793	$8,613

Earnings Per Common Share:
Net income per share, basic	$0.44	$0.11	$0.67	$0.12	$1.60
Net income per share, diluted	0.44	0.11	0.67	0.12	0.62
Weighted average shares outstanding, basic	14,390,000	14,390,000	14,365,017	14,390,000	5,396,248
Weighted average shares outstanding, diluted	14,390,000	14,390,000	14,390,337	14,390,000	14,010,684

Selected Operating Data:
Gross Margin	66.1%	67.0%	63.3%	61.2%	68.3%
Operating Margin	26.6%	12.2%	28.2%	15.6%	42.7%

      The table below summarizes our consolidated balance sheet as of March 31, 2004 on an actual basis, on a pro forma basis to give effect to the conversion of our series A convertible preferred stock and the conversion of our senior subordinated convertible notes, and on an as adjusted basis to reflect the sale of                      shares of common stock that we are offering at an assumed initial public offering price of $           per share, and the application of the estimated net proceeds therefrom as described in “Use of Proceeds.”

	As of March 31, 2004 (unaudited)

	Actual	Pro Forma	As Adjusted

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$12,380
Working capital	28,779
Total assets	59,270
Redeemable warrants (1)	4,274
Senior subordinated convertible notes	28,421
Series A convertible preferred stock	65,000
Redeemable preferred stock	—
Total stockholders’ equity (deficit)	(64,763)

(1)	All warrants will be exercised upon the completion of this offering, and accordingly, this obligation is eliminated on an as adjusted basis.

RISK FACTORS

      You should carefully consider the risks described below, together with all of the other information in this prospectus, before deciding to invest in our common stock. If any of these risks actually occurs, our business, financial condition or results of operation may suffer. As a result, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.

Risks Related to Our Business and Industry

The highly cyclical nature of the semiconductor industry could adversely affect our operating results.

      Our business and operating results depend to a significant extent on capital expenditures by companies in the semiconductor industry that purchase our ATE. Historically, the semiconductor industry has been highly cyclical with recurring periods of over-supply. These cycles typically have a disproportionately negative impact on capital equipment manufacturers, including providers of test systems like Eagle Test. In most cases, the decrease in capital expenditures for test systems by our customers is more pronounced than the downturn in the overall semiconductor industry.

      While we believe that the semiconductor industry has recently emerged from one of the most significant downturns in its history, downturns will likely recur. Because downturns often occur very rapidly, we cannot adequately foresee the timing and extent of such downturns or their effect on customer orders and revenues. If we do not accurately predict the timing or extent of a downturn, we may not adequately reduce our operating expenses in light of decreased revenue, which will adversely affect our financial performance. During the most recent industry downturn, our net income decreased from $6.4 million in fiscal 2001 to $1.6 million in fiscal 2002. During that downturn we experienced, or in the future we may experience:

•	decreased customer orders, test systems shipments and revenue;

•	decreases in backlog;

•	decreases in ASPs;

•	delays in order commitments;

•	lower operating margins;

•	increases in order cancellations and customer-requested shipment delays;

•	excess production capacity;

•	delays in collecting accounts receivable; and

•	excessive inventory levels.

      As a result of these and other factors, any significant downturn will negatively impact our business and financial performance.

Our quarterly operating results may fluctuate significantly from period to period and this may cause our stock price to decline.

      In the past we have experienced, and in the future we expect to experience, fluctuations in revenues and results of operations from quarter to quarter. These fluctuations can be caused by a variety of factors including:

•	rapid shifts in demand for, or acceptance of, our products as a result of the cyclical nature of the semiconductor equipment industry or otherwise, often resulting in sharp reductions in equipment sales during industry downturns and increased equipment sales during periods of industry recovery;

•	the loss of a significant customer or reduced capital spending by a customer;

•	delays, cancellations or reschedulings, or other changes in the timing or terms of product shipments;

•	delays in acceptance of products as a result of our failure to meet customers’ specifications;

•	the timing of our new product introductions, and market acceptance of our new products and enhanced versions of our existing products;

•	our competitors’ announcements of new products, services or technological innovations, which can, among other things, render our products less competitive;

•	competitive pressures resulting in lower ASPs;

•	lower gross margins in any period due to changes in our product mix or increased prices for components;

•	our inability to quickly reduce our fixed costs or management’s decision to maintain headcount notwithstanding decreased demand for our products;

•	disruptions in our manufacturing or in our supply of components, causing us to delay shipment of our products; and

•	write-offs of excess or obsolete inventory and accounts receivable that are not collectible.

      A significant portion of our revenue is derived from the sale of a relatively small number of test systems. Accordingly, a decline in the number, or change in the timing or terms, of the test systems we sell from quarter-to-quarter may also cause significant changes in our results of operations. This, in turn, would likely cause a decline in the market price of our common stock.

      We believe that quarter to quarter comparisons of our revenue and operating results are not necessarily meaningful or an accurate indicator of our future performance. Because of this difficulty in predicting future performance, our results of operations may fall below the expectations of securities analysts or investors in future quarters. Our failure to meet these expectations would likely cause a decline in the market price of our common stock.

We depend on a small number of customers for a significant portion of our sales, and the loss of any of these customers will adversely affect our revenue.

      A small number of customers has accounted for a significant portion of our revenue in any particular period. In the six months ended March 31, 2004, sales to National Semiconductor Corporation and Texas Instruments Incorporated accounted for 47.0% and 23.7% of our net revenue, respectively, and sales to our five largest customers accounted for an aggregate of 82.3% of our net revenue. In fiscal 2003, sales to National Semiconductor Corporation and Intersil Corporation accounted for 38.8% and 20.0% of our net revenue, respectively, and sales to our five largest customers accounted for an aggregate of 72.1% of our net revenue. We expect that we will continue to depend on a small number of customers to account for a significant percentage of our revenue for the foreseeable future. We expect sales to our largest customer, National Semiconductor Corporation, to decline as a percentage of our net revenue in the near term, while also potentially declining in absolute dollars. Our customers, including our most significant customers, are not obligated by long-term contracts to purchase our test systems, and may cancel orders with little regard for potential penalties. If any of our large customers reduces or cancels its purchases from us for any reason, it could have an adverse effect on our revenue and results of operations.

We face difficultly in obtaining new customers because of the high cost of switching test equipment vendors in our markets.

      Semiconductor companies typically select one vendor’s systems for testing an entire product family of semiconductors, and make substantial investments to obtain test systems and ancillary equipment, and to develop related test program software. Once a semiconductor company has implemented a test system for a product family of semiconductors, it is often difficult and costly to switch to another vendor’s test system because the test system is often part of the product specifications for a newly developed device. Accordingly, unless our test systems offer substantial performance or cost advantages that materially outweigh a customer’s expense of switching to our test systems, it will be difficult for us to achieve significant sales to that customer once it has selected another vendor’s test system for an application.

Our sales cycle is long, requires significant investment, and may not result in additional sales.

      Our customers generally take considerable time to evaluate our test systems, and many people are involved in the evaluation and decision-making process. Our product sales cycle typically ranges from six to nine months. Sometimes our sales cycle can be much longer, particularly when the sales process involves developing new test programs for our customers or the introduction of new products. During the sales process, we commit substantial time and financial resources to our sales efforts prior to receiving any revenue. Despite these efforts, we may never receive any revenue from such potential customers. The length of time it takes for us to complete a sale and the extent of our investment depends on many factors, including:

•	the capital expenditure budgets and capital equipment needs of our customers;

•	the willingness and ability of customers to incur the expense of adopting new product platforms;

•	the internal technical capabilities and sophistication of our customers;

•	the efforts and effectiveness of our sales force; and

•	the need for and our success in demonstrating our technical and manufacturing capabilities to meet our customers’ requirements.

      In addition, if we do make a sale to a new customer, the customer may purchase only one of our test systems, or may evaluate a test system’s performance for a lengthy period of time before considering whether to purchase any additional test systems from us. Variations in the length of the period between purchases by new customers can cause our revenue and results of operations to vary widely from period to period.

We face substantial competition that, among other things, may adversely affect our sales and may lead to price pressure.

      We face substantial competition in the ATE market throughout the world. Our principal competitors include Credence Systems Corporation, LTX Corporation and Teradyne, Inc. Some of these competitors have greater financial, engineering, manufacturing and marketing resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or market developments by devoting greater resources to the development, promotion and sale of products, which could impair our revenue. Some of these competitors also have broader product offerings, larger installed customer bases and more extensive customer support capabilities than we do. We expect our competitors to continue to improve the performance of and support for their current products and to introduce new products, technologies or services that could adversely affect sales of our current and future products. In addition, other test equipment companies that do not currently focus on our target markets could choose to do so. We may not be able to compete effectively with any new or current competitors, which would have an adverse effect on our revenue and results of operations.

      Our competitors may also elect to reduce the prices of their products in order to increase their market share or obtain new customers, leading to a reduction in ASPs throughout our industry. We may be required to react to these and other competitive dynamics. Any decrease in the prices of our test systems or any increase in the discounts granted to our customers could adversely impact our growth, revenue and results of operations.

We rely on a few key employees and our success depends on our ability to hire and retain key personnel.

      Our future success depends in large part on the continued service of our key executive officers, including Leonard Foxman, our founder and Chief Executive Officer, Theodore Foxman, our Chief Operating Officer, and Stephen J. Hawrysz, our Chief Financial Officer. Leonard Foxman has managed us since our inception and would be extremely difficult to replace. We are also dependent on the continued service of our key research, engineering, manufacturing, marketing and sales personnel, each of whom possesses unique skills and experience. Although we have employment and non-competition agreements with each of our executive officers, these individuals or other key employees may nevertheless leave us. Because these employees would be difficult to replace, the loss of any of our key employees could have an adverse effect on our business, financial condition and results of operations. Also, to support our current operations and future growth, we will need to attract and retain additional qualified employees. Competition for qualified personnel in the technology area is intense, and we operate in several geographic locations where labor markets are particularly competitive.

      In addition, some of our existing management personnel have held their current positions for less than one year, including Mr. Hawrysz, our Chief Financial Officer. Our future success depends to a significant extent on the ability of our executive officers and other members of our management team to operate effectively, both individually and as a group. Our business may be harmed if we do not successfully allocate responsibilities among our management team or if some members of our management team do not succeed in their roles.

We have grown rapidly and if we fail to manage our growth, our business will suffer.

      We have experienced, and continue to experience, rapid growth in our operations. This growth has included hiring key personnel, including our Chief Financial Officer, relocating our manufacturing facility and entering new geographic markets. We anticipate that further expansion of our operations will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, a substantial strain on our management, operational and financial resources. In order to manage future growth, we will be required to improve existing, and implement new, operating and management systems, procedures and controls. We also need to hire, train and manage additional qualified personnel. If we do not effectively manage our growth, the quality of our test systems and our ability to manufacture and ship our test systems on a timely basis could suffer, which would negatively impact our revenue and results of operations.

We must maintain an effective system of internal controls to manage our growth, accurately report our financial results, and prevent fraud.

      In order to manage future growth and effectively operate as a public company, we will be required to continue to improve our internal controls and our reporting systems and procedures to provide accurate and timely financial reports and effectively prevent fraud. These systems improvements will require the allocation of significant capital expenditures and valuable management resources. We may not be able to install adequate systems in an efficient or timely manner. The difficulties associated with installing and implementing new systems, procedures and controls will place a significant burden on our management and internal resources. The implementation of new systems is costly, and once implemented, these systems may not perform or generate the results we expect. Additionally, as we have expanded our business, we have found that appropriately capturing and processing all of the financial aspects of our operations is an ongoing challenge, particularly in periods of rapid growth. Continued growth is likely to place a considerable strain on our systems, processes and controls. Any failure to implement, modify and improve these systems, procedures and controls may adversely impact our ability to accurately report our financial results on a timely basis, which may result in non-compliance with Securities and Exchange Commission, or SEC, reporting requirements and with the Sarbanes-Oxley Act of 2002, and a decline in the price of our common stock.

In order to comply with public reporting requirements, we must continue to strengthen our financial systems and controls, and failure to do so could adversely affect our ability to provide timely financial statements and comply with the Sarbanes-Oxley Act.

      As a closely-held company with no prior public reporting obligations, historically we operated on a cash basis for tax and accounting purposes and had committed limited personnel and resources to the development of our internal financial controls and systems. In the process of converting to accrual basis accounting, we were required to make a significant number of adjustments to our financial statements. We did not engage independent auditors to assess our internal controls or perform an audit of our financial statements prior to the initiation of the audit for the three years ended September 30, 2003. In connection with this audit, our independent auditors identified a number of areas in our internal accounting and disclosure controls requiring improvement, most significantly relating to timely preparation of accurate financial statements and accounting for inventory. While we have made progress with respect to these areas, we will need to devote significant resources to fully address all such identified areas and to continue to improve our internal accounting and disclosure controls. Upon completion of this offering, we will have had only limited operating experience with the improvements we have made, and we cannot assure you that the measures we have taken or any future measures will enable us to produce accurate financial reports on a timely basis, particularly if we are unable to add resources to our finance department or if we lose personnel in our finance area. Any such development or other problems with our financial systems and controls could cause delays in reporting financial information or future restatements of our financial statements, and adversely affect our business and stock price.

      The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules which will require us to include in our annual reports on Form 10-K, beginning in fiscal 2005, an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on management’s assessment of the effectiveness of such internal controls over financial reporting. While we intend to diligently and thoroughly document, review, test and improve our internal controls over financial reporting in order to ensure compliance with Section 404 of the Sarbanes-Oxley Act, if our independent auditors are not satisfied with the adequacy of our internal controls over financial reporting, or if the independent auditors interpret the requirements, rules and/or regulations differently than we do, then they may decline to attest to management’s assessment or may issue a report that is qualified. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the price of our common stock.

Being a public company will increase our administrative costs, which could result in lower net income.

      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, have required changes in the corporate governance practices of public companies. In addition to the final rules and rule proposals of the SEC, the Nasdaq Stock Market revised its requirements for its listed companies. We expect these new rules and regulations will increase our legal, audit and financial compliance costs and make some activities more time consuming and costly. For example, in connection with becoming a public company, we have added, and will continue to seek, additional independent directors, created several board committees, begun implementing additional internal controls and disclosure controls and procedures, retained a transfer agent and a financial printer, and adopted an insider trading policy. Further, as a public company, we will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. Some of our current directors and officers have no prior experience with public companies. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

If we are not successful in developing new and enhanced products, we will lose market share to our competitors and our operating results will suffer.

      We operate in an industry that is characterized by evolving industry standards and rapid technological advancements. To remain competitive, we must design, develop and introduce in a timely manner new test systems or improve our existing test systems in order to meet the performance and price demands of our customers and prospective customers. Our success in this regard will depend on many factors, including our ability to:

•	successfully develop and commercialize innovative products that are differentiated from our competitors’ offerings;

•	properly and quickly identify customer needs and anticipate technological advances and industry trends;

•	quickly adjust to changing industry conditions and product announcements by competitors; and

•	establish manufacturing processes that will enable us to build and timely deliver new or enhanced products to specification in sufficient volumes.

      We must devote resources to research and development to remain innovative and competitive with rapidly evolving industry technologies and emerging trends. In light of the long product development cycles inherent in our industry, development of new products generally requires a substantial investment well before commercial viability or the prospect of deriving any revenue from new products. The future success of our new technologies, products and services also depends on broad acceptance among our customers. In addition, new methods of testing semiconductors may be developed. These developments may render our products uncompetitive or obsolete. If we fail to adequately predict our customers’ needs and technological advances, we may invest heavily in the research and development of products and services that do not lead to significant revenue, or we may fail to invest in research and development necessary to satisfy evolving customer demands.

Products that do not meet customer specifications or that contain defects could cause us to lose customers and revenue.

      We must develop and deliver reliable customized hardware and software to meet our customers’ specific ATE requirements. The complexity and ongoing development of our products could lead to design or manufacturing problems. If any of our products fails to meet specifications, the customer may delay or reject acceptance of the test system and the recognition of revenue from these sales will be delayed or forfeited. Moreover, if any of our products has reliability or quality problems, we may be required to replace the test system or issue the customer an equipment credit in accordance with the customer’s warranty terms. If these quality problems occur, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in revenue, an increase in product returns, the loss of existing customers and/or the failure to attract new customers.

We may experience a decrease in our backlog through cancellations or delays in orders or decreases in new order volume.

      At March 31, 2004, our backlog, calculated on the basis of unfilled purchase orders with a firm delivery date for all products and services, was $29.3 million, compared with $8.8 million at March 31, 2003. Since customers typically cancel or delay their orders with little regard for potential penalties, and since new order volume may decrease very rapidly, our backlog, if any, at any particular date is not necessarily indicative of our future backlog or actual sales that may be generated for any succeeding period. In the past, our test systems have generally shipped within two to three months from the time we receive a customer’s purchase order. Any change in our manufacturing capacity and the time it takes to ship our products will affect our level of backlog. Historically, our backlog levels have also fluctuated based on our customers’ ordering patterns and our inability to predict order trends in the semiconductor industry with any certainty. During an industry downturn, our backlog could be substantially reduced or eliminated. Accordingly, you should not rely on our level of backlog as an indication of our future revenues. We undertake no obligation to update any backlog information to reflect events or circumstances after the date of such information and do not intend to report our backlog other than annually.

We obtain some of the components and subassemblies included in our test systems from a limited number of suppliers and subcontractors, which may result in production delays, loss of revenue or increased costs.

      We obtain some of the components and subassemblies included in our test systems from a limited number of, or in some cases sole source, suppliers and subcontractors with whom we do not have long-term, or in some cases written, contracts. These suppliers and subcontractors are under no obligation to supply our requirements. This reliance gives us less control over the manufacturing process and exposes us to significant risks. Identifying and qualifying new or alternative sources of these materials can be a lengthy and difficult process. From time to time, we may be unable to obtain an adequate supply of components or subassemblies. In addition, the lead time required for shipments of some of our components or subassemblies can be lengthy and such lead time may increase in periods of heightened demand. We may also experience increases in the prices of these components or subassemblies, delays in delivery and poor component or subassembly quality. If we are unable to accurately predict our component and subassembly needs, if our supply is disrupted or delayed, if any of the components or subassemblies on which we rely are discontinued due to obsolescence or otherwise, or if we otherwise experience any other adverse change in our relationships with these suppliers or subcontractors, we would experience a delay in shipments of our test systems, damage to our customer relationships, an increase in our production costs and/or a reduction in our sales, any of which could have an adverse effect on our revenue and results of operations.

If we cannot accurately plan the production of products to meet our customers’ demands, we could incur excess inventory or miss sales opportunities.

      Due to the volatile nature of our industry, we cannot predict with certainty future levels of purchase orders. In anticipation of future orders, we typically order components and subassemblies and build some inventory in advance of the receipt of actual purchase orders. If we do not obtain orders as we anticipate, or if orders are cancelled, we could have excess inventory for a specific product that we would not be able to return to our suppliers, potentially resulting in inventory write-offs, which could have an adverse effect on our results of operations. Alternatively, if we underestimate our component and subassembly needs, we may not be able to meet the demand for our test systems on a timely basis and we may miss opportunities for additional sales of our test systems, which could have an adverse effect on our results of operations and customer relationships.

Our manufacturing activities are conducted at a single facility, and any prolonged disruption in the operations of that facility could have a material adverse effect on our revenue.

      Once we receive subassemblies and other components from our subcontractors and suppliers, we complete the production of all of our test systems in our manufacturing facility located in Buffalo Grove, Illinois. Any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction or damage as a result of a fire or extreme weather conditions or any other reason, could seriously harm our ability to satisfy our customers’ order deadlines. If we cannot deliver our test systems in a timely manner, our reputation, revenue and results of operations could be adversely affected.

The relocation of our manufacturing operations may subject us to increased costs and a disruption in our operations.

      To accommodate our growth, we relocated our manufacturing operations from Mundelein, Illinois to a new, temporary facility in Buffalo Grove, Illinois in April 2004, which we are subleasing through January 15, 2005. We incurred significant costs in transitioning our operations to this location. These costs included moving costs and costs associated with the build out and preparation of our temporary space. We expect to relocate our corporate headquarters and manufacturing operations to a new, permanent facility in Buffalo Grove, Illinois, which we have leased and that we anticipate will be completed by the end of 2004. The lease for our current corporate headquarters in Mundelein, Illinois runs through May 2005. We expect to incur moving costs and costs associated with the build out and preparation of our permanent space at the time of this permanent relocation. Any difficulties in the relocation of our operations may also disrupt our manufacturing activities, which could delay product shipment and result in lost revenue and customer dissatisfaction. If there is any significant delay in the construction of our new facility, we may be required to remain in our temporary facility and our Mundelein facility longer than we expect. In this case, we may be required to negotiate an extension to our temporary facility sublease and/or our Mundelein facility lease, which we may be unable to do on acceptable terms, or at all.

We are subject to a variety of environmental laws and regulations, which could subject us to significant liability.

      Our manufacturing operations involve the use of hazardous substances and are subject to a variety of federal, state and local environmental laws and regulations relating to the storage, use, discharge, disposal, clean-up of, and human exposure to, hazardous substances. Compliance with these laws or regulations may cause us to incur substantial costs and significant liabilities for non-compliance, which could harm our financial condition and results of operations. In addition, our manufacturing operations can result in the release, discharge, emission or disposal of hazardous substances that may cause us to incur substantial liabilities, including costs for investigation and remediation. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes.

We may be required to raise additional financing to fund our future capital requirements, which may not be available on favorable terms or at all.

      We expect that our existing cash and marketable securities and cash generated from operations and this offering for Eagle Test will be sufficient to meet our cash requirements to fund operations and expected capital expenditures for at least the next twelve months. Our future capital requirements will depend on many factors, including:

•	the expansion of sales and marketing activities and the hiring of new personnel;

•	the timing and extent of spending to support product development efforts;

•	the timing of new product introductions and enhancements to existing products;

•	the expansion of our manufacturing capabilities and spending on capital equipment; and

•	potential acquisitions of other businesses, should we decide to pursue such acquisitions.

      In the event we need to raise additional financing, we cannot be certain that we will be able to obtain such additional financing on favorable terms, or at all. Future financings may subject us to burdensome restrictions on how we operate our business or significantly dilute existing stockholders. If we cannot raise capital on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures, any of which could seriously harm our business.

We may incur significant costs to engage in future acquisitions of or investments in companies, products or technologies, and the anticipated benefits of those acquisitions or investments may not be realized.

      We may make acquisitions of, or significant investments in, complementary companies, products or technologies, although no acquisitions or investments are currently pending or planned. We may not realize any anticipated benefits from any future acquisitions or realize a positive return on any future investments. Any future acquisitions would subject us to many risks, including:

•	difficulties in integrating the products, operations or personnel of acquired companies into our business;

•	diversion of our management’s attention from our ongoing operations;

•	additional expenses associated with amortization of acquired assets or impairment of acquired goodwill;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	potential impairment of existing relationships with employees, suppliers and customers as a result of the difficulties in integration of new management personnel; and

•	dilution to our stockholders in the event we issue stock to finance an acquisition or increased leverage if we incur debt to finance an acquisition.

      To date, our management has very limited experience completing acquisitions or managing the integration of acquisitions. Accordingly, we cannot guarantee that we will be able to successfully integrate any business, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business.

Economic, political and other risks associated with international sales and operations, particularly in Asia, could adversely affect our revenue.

      Because our products and services are sold worldwide, we are subject to the risks associated with conducting business internationally. The percentage of our net revenue originating outside the U.S. was 77.0% in the six months ended March 31, 2004, 57.9% in fiscal 2003 and 54.2% in fiscal 2002. We anticipate that international sales will continue to account for a significant portion of our revenue for the foreseeable future. Our international operations subject us to many risks, including:

•	economic and political instability;

•	compliance with foreign and domestic laws and regulations;

•	changes in foreign and domestic legal and regulatory requirements or policies resulting in burdensome government controls, tariffs, restrictions, embargoes or export license requirements;

•	longer payment cycles common in foreign markets;

•	difficulties in staffing and managing our international operations;

•	less favorable foreign intellectual property laws making it more difficult to protect our technology from appropriation by competitors;

•	potentially adverse tax treatment;

•	difficulties with distributors;

•	difficulties collecting our accounts receivable; and

•	natural disasters.

      In particular, the economies of Asia have been highly volatile in the past, resulting in significant fluctuations in local currencies and other instabilities. Many countries in Asia recently have experienced weakness in their currency, banking and equity markets as a result of certain events, including the occurrence of severe acute respiratory syndrome, or SARS. These instabilities continue and may recur. Our exposure to the business risks presented by the economies of Asia will increase to the extent that we continue to expand our operations in that region. These instabilities, including those resulting from any additional outbreak of SARS, could delay customer acceptance of our products or prevent us from installing or servicing our products sold in the affected region.

We could experience a decline in international sales due to currency fluctuations.

      All of our international sales are denominated in U.S. dollars. As a result, if the U.S. dollar rises in relation to foreign currencies, our test systems will become more expensive to customers outside the U.S. and less competitive with systems produced by local competitors. These conditions could adversely impact our international sales volume or force us to lower our prices internationally. In the past, there have been, and in the future there may be, significant fluctuations in the exchange rates between the U.S. dollar and the currencies of countries in which we do business. In addition, competitive conditions in the future may require us to enter into purchase orders denominated in foreign currencies. While we have not entered into foreign currency hedging arrangements in the past, we may do so in the future. We cannot assure you that any hedging transactions we may enter into will be effective or will not result in foreign exchange hedging losses.

Terrorist attacks and terrorist threats may negatively impact all aspects of our business and the price of our common stock.

      The terrorist attacks of September 11, 2001, the United States’ response to these attacks and the resulting decline in consumer confidence has had a substantial impact on already weakened economic conditions. International terrorist activity, the war in Iraq, hostilities in Israel and escalating tensions on the Korean peninsula have contributed to an uncertain global political and economic climate. As we sell products both in the U.S. and internationally, the threat of future terrorist attacks could increase volatility in the U.S. and world financial markets, which could harm the price of our common stock and may limit the capital resources available to us and our customers or suppliers. These conditions may also make it difficult for us and for our customers to accurately forecast and plan future business activities and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Intellectual Property

Third parties may claim we are infringing their intellectual property rights, and we could be prevented from selling our products or services, or suffer significant litigation or licensing expenses, even if these claims have no merit.

      Third parties may claim that we or our products, systems or operations are infringing their intellectual property rights, and we may be unaware of intellectual property rights of others that may cover some of our assets, technology, products and services. Any litigation regarding patents, trademarks, copyrights or other intellectual property rights could be costly and time consuming, and divert our management and key personnel from operating our business. The complexity of the technology involved and inherent uncertainty and cost of intellectual property litigation increases our risks. If any third party has a meritorious or successful claim that we are infringing its intellectual property rights, we may be forced to change our products, services or manufacturing processes, which may be costly or impractical. Claims of intellectual property infringement might also require us to enter into royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions that prevent the development and sale of certain of our products or services.

Third parties may infringe or design around our intellectual property rights, and we may expend significant resources enforcing our rights or suffer competitive injury.

      Our success and competitive position depend in large part on our ability to obtain and maintain intellectual property rights protecting our products and services. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights. We may be required to spend significant resources to establish, monitor and protect our intellectual property rights. We may not be able to detect infringement and we may lose our competitive position in the market before we do so. If we fail to successfully protect our intellectual property rights, or competitors design around our technology or develop competing technologies, our competitive position could suffer, which could harm our results of operations.

      We own one patent and we have applied for one patent that has been allowed that we expect should issue shortly. These patents or any new patents may not be sufficient in scope or strength to provide us with a significant competitive advantage, and the validity or scope of the patents may be challenged by third parties. We may not be able to develop additional proprietary technology that is patentable. If we do file patent applications on additional technology, the applications may not be allowed. Moreover, the scope of our patents is limited, which could allow competitors to design around the scope of our patents.

      In addition to patent protection, we rely on trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees and other third parties. However, in the event these agreements may be breached, we may not have adequate available remedies. Our confidential and proprietary information and technology might also be independently developed by or otherwise become known by third parties, which may damage our competitive position.

      We have filed federal trademark applications to help protect certain trademarks that we use in conjunction with our business, including EAGLE TEST SYSTEMS, EAGLE TEST SYSTEMS (& design), SMARTPIN, SIMULTEST, CHAMELEON, EAGLE VISION and our Eagle logo. Our pending applications may not be registered by the U.S. Patent and Trademark Office, and third parties may challenge the validity or scope of the trademark applications or registrations.

      Despite our proprietary rights, there can be no assurance that others will not develop similar products, duplicate our products or design around our products.

Our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States.

      We have not sought patent protection or registered our trademarks outside the U.S., which may impair our ability to use or protect our technology and brand in foreign jurisdictions.

      Furthermore, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the U.S. Many U.S. companies have encountered substantial problems in protecting their proprietary rights against copying or infringement in such countries, some of which are countries in which we have sold and continue to sell our systems. There is a risk that our means of protecting our proprietary rights may not be adequate in these countries. Our competitors in these countries may independently develop similar technology or duplicate our test systems, even if unauthorized, thus likely reducing our sales in these countries.

Risks Related to this Offering

The price of our common stock may be volatile.

      Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. We cannot predict the prices at which our common stock will trade. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay in this offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. Factors that could cause fluctuations include, but are not limited to, the following:

•	quarterly variations in our results of operations;

•	whether or not our results of operations meet or exceed expectations of analysts or investors;

•	our inability to accurately predict future downturns in the semiconductor industry;

•	general economic or market conditions and trends;

•	significant volatility in the market price and trading volume of ATE companies and other semiconductor equipment companies;

•	announcements of technical innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•	catastrophic events;

•	securing or losing a significant customer or customers;

•	sales or distributions of large blocks of our stock; or

•	departures of key personnel.

      In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and the diversion of management’s attention and resources from our business.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

      Upon completion of this offering we will have                      shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, of which our current stockholders will hold                      shares. If our existing stockholders or their distributees sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress the trading price of our common stock. All of our existing stockholders, other than our employee stock ownership plan, will be subject to the lock-up agreements with the underwriters, as described in “Underwriting,” and will be subject to the Rule 144 requirements, as described in “Shares Eligible for Future Sale.” Our underwriters may release all or a portion of the shares subject to the lock-up agreements at their discretion. After all of these lock-up agreements are no longer binding, and applicable holding periods have elapsed, an aggregate of                      shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution to the pro forma net tangible book value of the shares that you acquire.

      If you purchase shares of common stock in this offering, you will experience immediate dilution to the pro forma net tangible book value of the shares you acquire equal to $           per share, because the price that you pay, assuming an initial public offering price of $           per share, would be substantially greater than the pro forma net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will also experience dilution upon the exercise of stock options to purchase common stock granted to our employees under our equity incentive plans.

Certain of our principal stockholders will receive a material benefit from the completion of this offering.

      In September 2003, Eagle Test and its stockholders completed a series of transactions involving TA Associates, Inc., a private equity firm based in Boston, Massachusetts. In connection with these transactions, affiliates of TA Associates purchased from us 3,436 shares of our series A convertible preferred stock and an aggregate of $30.0 million in principal amount of senior subordinated convertible notes. Upon completion of this offering:

•	the senior subordinated convertible notes will be converted into $29.995 million, plus accrued and unpaid interest of approximately $ million, in principal amount of senior subordinated notes and warrants to purchase an aggregate of 525,040 shares of our common stock; and

•	the shares of series A convertible preferred stock will automatically convert into 8,590,248 shares of our common stock and 3,436 shares of our redeemable preferred stock.

      As required by the terms of the redeemable preferred stock and the senior subordinated notes, we will immediately redeem all of the outstanding shares of redeemable preferred stock upon issuance for an aggregate of $32.5 million and immediately repurchase all of the outstanding senior subordinated notes for an aggregate of approximately $           million. The aggregate of approximately $      million to be paid to affiliates of TA Associates represents an aggregate of approximately      % of the estimated net proceeds to be received by us in this offering. See “Certain Relationships and Related Transactions — Arrangements with TA Associates.”

If securities or industry analysts do not regularly publish research reports or financial forecasts about our business, or if they issue an adverse opinion regarding us or other companies in our industry, our stock price could decline.

      The trading market for our common stock will be influenced by the research reports and opinions that securities or industry analysts publish about our business. We do not currently have and may never obtain research coverage by these analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of our company or if one or more analysts cease to cover us or fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our stock price due to lack of investor awareness.

      In the event that we do obtain analyst coverage, if one or more of the analysts downgrade our stock or comment negatively about our prospects or the prospects of other companies operating in our industry, our stock price could decline significantly. There is no guarantee that the equity research organizations affiliated with the underwriters of this offering will elect to initiate or sustain research coverage of us, nor whether such research, if initiated, will be positive towards our stock price or our business prospects.

We have broad discretion in the use of proceeds of this offering.

      After repurchase of the senior subordinated notes held by affiliates of TA Associates and the redemption of redeemable preferred stock held by affiliates of TA Associates, we anticipate that the net proceeds we will receive from this offering, after expenses of the offering, to be approximately $          . We have not designated these net proceeds for any specific purposes. Accordingly, we will have discretion in the application of the net proceeds of this offering and you will not have the opportunity to evaluate the economic, financial or other information on which we base our investment decisions. As a result, you and other stockholders may not agree with our use of the proceeds of this offering.

Officers, directors and principal stockholders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

      Our principal stockholders, directors and executive officers and entities affiliated with them will beneficially own approximately      % of the outstanding shares of our common stock after this offering. As a result, these stockholders will significantly influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. The interests of these stockholders may differ from yours and these stockholders may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

If we account for employee stock options using the fair value method, it could significantly reduce our net income.

      There has been ongoing public debate whether stock options granted to employees should be treated as a compensation expense and, if so, how to properly value such charges. On March 31, 2004, the Financial Accounting Standards Board, or FASB, issued an Exposure Draft, “Share-Based Payment,” an amendment of FASB statements No. 123 which would require a company to recognize, as an expense, the fair value of stock options and other stock-based compensation to employees beginning in 2005 and subsequent reporting periods. If we elect or are required to record an expense for our stock-based compensation plans using the fair value method as described in the Exposure Draft, we could have significant and ongoing accounting charges. See Notes 2 and 12 of Notes to Consolidated Financial Statements included in this prospectus for a more detailed presentation of accounting for stock-based compensation plans and the impact that using fair value would have on our results of operations.

Risks Related to Delaware Law and Our Charter Documents

Provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.

      Our certificate of incorporation and by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	our board of directors is divided into three classes serving staggered three-year terms;

•	only our board of directors may call special meetings of our stockholders;

•	our stockholders may take action only at a meeting of our stockholders and not by written consent;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	stockholder approval of amendments of our certificate of incorporation or by-laws require a vote of 75% of our outstanding shares;

•	vacancies on the board of directors may be filled only by the directors;

•	our directors may be removed only for cause by the affirmative vote of the holders of 75% of the votes that all stockholders would be entitled to cast in the election of directors; and

•	we require advance notice for stockholder proposals.

      These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions that you desire.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interests.

      We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder absent prior approval of our board of directors. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

FORWARD LOOKING STATEMENTS AND PROJECTIONS

      This prospectus contains forward looking statements. Forward looking statements relate to future events or our future financial performance. We generally identify forward looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward looking statements.

      The forward looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

      This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

USE OF PROCEEDS

      We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $          million, assuming an initial public offering price of $           per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses that we must pay. We will not receive any of the proceeds of the sale of shares of common stock by the selling stockholders.

      We intend to use the net proceeds from this offering for the following:

•	approximately $ million to repurchase all of the senior subordinated notes to be outstanding immediately following the conversion of the senior subordinated convertible notes;

•	$32.5 million to redeem all of the shares of redeemable preferred stock to be outstanding immediately following the conversion of the series A convertible preferred stock;

•	general corporate purposes, including working capital; and

•	possible acquisitions and investments.

      The senior subordinated convertible notes mature on September 30, 2009 and bear interest at a rate of 12% per annum. The proceeds from the issuance of these senior subordinated convertible notes were used to redeem outstanding shares of common stock from holders of our common stock on September 30, 2003.

      Except as set forth above, we have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have significant discretion in applying our net proceeds from the offering. We currently have no agreements or commitments with respect to any acquisitions or investments. Pending specific application of our net proceeds, we plan to invest our net proceeds in government securities and other short-term, investment-grade, marketable securities.

DIVIDEND POLICY

      In connection with the series of transactions involving affiliates of TA Associates, Inc., we paid special cash dividends to all holders of our common stock of $13.5 million in September 2003 and $2.0 million in December 2003. Covenants in the note purchase agreement between the holders of the senior subordinated convertible notes and us impose restrictions on our ability to declare and pay cash dividends. However, these restrictions will terminate upon the repayment of the senior subordinated notes with the proceeds from this offering. Our board of directors will therefore have discretion in determining whether to pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends for the foreseeable future.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of our series A convertible preferred stock and the conversion of our senior subordinated convertible notes; and

•	on an as adjusted basis to reflect the sale of shares of common stock that we are offering at an assumed initial public offering price of $ per share, and the application of the estimated net proceeds therefrom as described in “Use of Proceeds.”

      You should read the following table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of March 31, 2004

	Actual	Pro Forma	As Adjusted

	(in thousands, except share
	and per share data)
Cash, cash equivalents and marketable securities	$12,380	$	$

Redeemable warrants (1)	$4,274	$	$
Senior subordinated convertible notes (2)	28,421
Series A Convertible Preferred Stock, par value $0.01 per share, 3,437 shares authorized, 3,436 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and as adjusted (3)	65,000
Redeemable Preferred Stock, par value $0.01 per share, 3,437 shares authorized, no shares issued or outstanding, actual; 3,437 shares authorized, 3,436 shares issued and outstanding, pro forma; no shares authorized, issued or outstanding, as adjusted (3)	—
Stockholders’ equity (deficit):
Preferred stock, par value $0.01 per share, no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and as adjusted	—
Common stock, par value $0.01 per share, 15,195,325 shares authorized, 5,396,248 shares issued and outstanding, actual; shares authorized, 13,986,495 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, as adjusted (4)	54
Additional paid-in capital	156
Retained earnings (deficit)	(65,524)
Deferred stock compensation expense	(204)
Accumulated other comprehensive income	755

Total stockholders’ equity (deficit)	(64,763)

Total capitalization	$32,932	$	$

(1)	These warrants will be issued upon conversion of our senior subordinated convertible notes. See Note 2 below. Immediately after issuance, these warrants will be exercised and, as presented on an as adjusted basis, the redemption obligation will thereafter be eliminated.

(2)	Upon the completion of this offering and as presented on a pro forma basis, the senior subordinated convertible notes will be converted into $29.995 million, plus accrued and unpaid interest of approximately $ million, in principal amount of senior subordinated notes and warrants to purchase an aggregate of 525,040 shares of our common stock. As presented on an as adjusted basis, the senior subordinated notes will then be immediately repurchased for an aggregate of approximately $ million.

(3)	Upon the completion of this offering and as presented on a pro forma basis, the outstanding shares of series A convertible preferred stock will convert into an aggregate of 8,590,248 shares of common stock and 3,436 shares of redeemable preferred stock. As presented on an as adjusted basis, all shares of redeemable preferred stock will be immediately redeemed upon issuance for an aggregate of $32.5 million.

(4)	Excludes 287,500 shares of common stock issuable upon exercise of outstanding stock options and 396,290 additional shares of common stock available for grant under our option plan as of March 31, 2004.

DILUTION

      Our pro forma net tangible book value as of June 30, 2004 was a deficit of $           million, or $          per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2004 after giving effect to the conversion of all of our series A convertible preferred stock which will occur automatically upon completion of this offering.

      After giving effect to the sale by us of                      shares of common stock in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of June 30, 2004 would have been approximately $          million, or approximately $           per share. This amount represents an immediate increase in pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $           per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value as of June 30, 2004	$
Increase per share attributable to new investors

Adjusted pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

      The following table summarizes, as of June 30, 2004, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $           per share, which is the midpoint of the range listed on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses that we must pay:

Total
	Shares Purchased		Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors

Total		%	$	%

      The above discussion and table assume no exercise of stock options after June 30, 2004. As of June 30, 2004, we had outstanding options to purchase a total of 652,500 shares of common stock at a weighted average exercise price of $8.35 per share. To the extent any of these options is exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except share and per share data)

      The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The data for the years ended September 30, 2001, 2002 and 2003 and as of September 30, 2002 and 2003 is derived from consolidated financial statements audited by Ernst & Young LLP, an independent registered public accounting firm, and included elsewhere in this prospectus. The data for the years ended September 30, 1999 and 2000 and as of September 30, 1999, 2000 and 2001 is derived from our unaudited consolidated financial statements that are not included in this prospectus. The data for the six months ended March 31, 2003 and 2004 and as of March 31, 2004 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial information on a basis consistent with our audited consolidated financial statements. In the opinion of our management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of those statements. Results for the six months ended March 31, 2004 are not necessarily indicative of results expected for the fiscal year ending September 30, 2004, or for any other future period.

						Six Months Ended
	Year Ended September 30,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(unaudited)	(unaudited)				(unaudited)
Consolidated Statement of Net Income Data:
Net revenue	$15,092	$36,783	$37,550	$25,918	$55,766	$18,868	$47,156
Cost of goods sold	4,388	10,949	12,711	8,556	20,457	7,313	14,938

Gross profit	10,704	25,834	24,839	17,362	35,309	11,555	32,218

Operating expenses
Selling, general and administrative	4,674	9,149	12,247	10,949	16,491	7,167	9,676
Research and development	2,700	1,911	2,607	3,240	3,113	1,447	2,415

Operating income	3,330	14,774	9,985	3,173	15,705	2,941	20,127
Interest expense	42	39	39	30	31	14	1,945
Increase in value of warrants	—	—	—	—	—	—	2,556
Other (income) and expense	(103)	(175)	(459)	633	(636)	(111)	(279)

Income before taxes	3,391	14,910	10,405	2,510	16,310	3,038	15,905
Provision for income taxes	904	5,244	4,047	864	6,706	1,245	7,292

Net income	$2,487	$9,666	$6,358	$1,646	$9,604	$1,793	$8,613

Net income per share, basic	$0.17	$0.67	$0.44	$0.11	$0.67	$0.12	$1.60
Net income per share, diluted	0.17	0.67	0.44	0.11	0.67	0.12	0.62
Weighted average shares outstanding, basic	14,390,000	14,390,000	14,390,000	14,390,000	14,365,017	14,390,000	5,396,248
Weighted average shares outstanding, diluted	14,390,000	14,390,000	14,390,000	14,390,000	14,390,337	14,390,000	14,010,684
Selected Operating Data:
Gross Margin	70.9%	70.2%	66.1%	67.0%	63.3%	61.2%	68.3%
Operating Margin	22.1%	40.2%	26.6%	12.2%	28.2%	15.6%	42.7%

						As of
	As of September 30,					March 31,

	1999	2000	2001	2002	2003	2004

	(unaudited)	(unaudited)	(unaudited)			(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$5,190	$16,573	$20,865	$20,573	$21,961	$12,380
Working capital	9,238	19,208	23,563	25,375	18,918	28,779
Total assets	15,358	37,268	35,495	43,505	50,852	59,270
Redeemable warrants	—	—	—	—	1,718	4,274
Senior subordinated convertible notes	—	—	—	—	28,282	28,421
Series A convertible preferred stock	—	—	—	—	65,000	65,000
Total stockholders’ equity (deficit)	9,295	19,606	25,083	27,043	(73,620)	(64,763)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences include those described in “Risk Factors” and elsewhere in this prospectus.

Overview

      We design, manufacture, sell and service high-performance ATE for the semiconductor industry. Our test equipment addresses our customers’ volume production needs and is designed to lower their overall cost-of-test per device. Our innovative products test analog, mixed-signal and RF semiconductors. Semiconductors tested by our systems are incorporated into a wide range of products in high-growth markets, including digital cameras, MP3 players, cellular telephones, video/multimedia products, automotive electronics, computer peripherals, and notebook and desktop computers.

      We were founded and began providing test solutions in 1976. Our customers include semiconductor manufacturers, integrated device manufacturers, or IDMs, fabless design companies, and assembly and test subcontractors, including National Semiconductor Corporation, Texas Instruments Incorporated, Intersil Corporation, Fairchild Semiconductor International, Inc. and ChipPAC, Inc. Since January 1, 2003, we have delivered over 325 test systems to more than 30 customers worldwide.

      Our business and operating results depend significantly on the level of capital expenditures by companies in the semiconductor industry. Historically, the semiconductor industry has been highly cyclical with recurring periods of over-supply and under-supply, which has resulted in wide fluctuations in demand for our products and services. These demand fluctuations have resulted in significant variations in our revenue, expenses and results of operations in the periods presented. Fluctuations are likely to continue in future periods.

      Our net revenue increased significantly during the six months ended March 31, 2004, to $47.2 million from $18.9 million during the same period in the prior fiscal year, an increase of $28.3 million, or 149.9%, and our net income in this period increased to $8.6 million from $1.8 million, an increase of $6.8 million, or 380.4%. Our business experienced significant growth in fiscal 2003 as our net revenue increased to $55.8 million from $25.9 million in fiscal 2002, an increase of $29.8 million, or 115.2%, and our net income increased to $9.6 million from $1.6 million in fiscal 2003, an increase of $8.0 million, or 483.5%. During fiscal 2002, our business experienced a slowdown as the semiconductor industry declined sharply. From fiscal 2001 to fiscal 2002, our net revenue decreased from $37.6 million to $25.9 million, a decrease of $11.6 million, or 31.0%, and our net income decreased from $6.4 million to $1.6 million, a decrease of $4.7 million, or 74.1%.

      Changes in industry conditions often occur very rapidly and can be very difficult to predict. Thus, we cannot forsee the timing and extent of such changes or their effect on our customer orders and revenue with significant accuracy. As part of our strategy to address this volatility and lack of visibility, we outsource a substantial portion of our manufacturing functions to third party subcontractors. The purpose of this strategic outsourcing model is to reduce our fixed costs and working capital requirements, making our expense structure more flexible during downturns. Outsourcing also allows us to increase production rapidly to capitalize on market opportunities during upturns. We believe our outsourcing strategy provides us with the flexibility to respond more rapidly to changes in industry conditions and demand for our test systems.

      Historically, a significant portion of our revenue in each quarter and year has been derived from sales to relatively few customers. While we seek to expand and diversify our customer base, we expect our revenue to continue to be derived from a small number of customers. In the six months ended March 31, 2004, sales to National Semiconductor Corporation and Texas Instruments Incorporated accounted for 47.0% and 23.7% of our net revenue, respectively, and sales to our five largest customers accounted for an aggregate of 82.3% of our net revenue. In fiscal 2003, sales to National Semiconductor Corporation and Intersil Corporation

accounted for 38.8% and 20.0% of our net revenue, respectively, and sales to our five largest customers accounted for an aggregate of 72.1% of our net revenue.

      We market and sell our products primarily through our direct sales organization, which consists of sales professionals, application engineers (technical sales support) and technical marketing personnel. In most regions of the U.S. and Asia, we use our direct sales force exclusively. In Europe and in select regions of Asia, such as China and Taiwan, and in the Pacific Northwest region of the U.S., we utilize a combination of direct sales representatives and independent distributors. Our direct sales force earns commissions based on the sales they generate. Our distributors earn commissions based on sales of equipment shipped into their regions or in some cases, we offer our distributors discounts on our products for resale. A significant majority of our sales are generated by our direct sales organization and we expect to continue to expand our sales organization in the future.

      We do not have purchase contracts that require any of our customers or distributors to continue to purchase our products, and our customers or distributors could cease purchasing products from us at any time. A delay in product orders or acceptances or a cancellation by any of our large customers could cause quarterly revenue to vary significantly. Our backlog of orders is subject to order cancellations, accelerations, changes and delays, and is not necessarily indicative of future customer purchases or revenue streams.

      During a given quarter, a significant portion of our revenue may be derived from the sale of a relatively small number of test systems. Our test systems range widely in average selling price, depending upon many factors such as model, configuration and level of testing resources sold with the system. Consequently, a small change in the number or product mix of systems sold may cause significant changes in our operating results. Thus, we do not believe that period-to-period comparisons of our financial results are necessarily meaningful, and they should not be relied upon as an indication of our future performance.

      In September 2003, affiliates of TA Associates purchased 3,436 shares of our series A convertible preferred stock for a total purchase price of $65.0 million. Affiliates of TA Associates also purchased $30.0 million in principal amount of 12% senior subordinated convertible notes due September 30, 2009. We used the $95.0 million of aggregate proceeds from these transactions to redeem shares of common stock from stockholders. Additionally, in connection with and subsequent to these transactions, we paid a special dividend to our common stockholders in an aggregate amount of approximately $15.5 million using existing cash on hand.

      In connection with becoming a public company, we expect that we will incur significant additional expenses such as audit fees, professional fees, increased directors and officers insurance, board compensation, and expenses related to hiring additional personnel and expanding our administrative functions. Many of these expenses were not incurred by us as a private company and are not included in our results of operations through fiscal 2003. We began to incur certain of these expenses during the six-month period ended March 31, 2004, and we expect that these expenses will continue to increase.

      Net Revenue. Net revenue consists of sales of test systems and individual resource boards, net of returns and allowances. Substantially all of our net revenue is derived from sales of our test systems. Net revenue from sales of individual resource boards has historically not been significant. We expect that this mix of net revenue will continue for the foreseeable future. Net revenue is subject to both quarterly and annual fluctuations as a result of the cyclical nature of the semiconductor industry, as well as product mix and system configuration.

      Cost of Goods Sold. Cost of goods sold consists primarily of manufacturing materials, outsourced manufacturing costs, salaries and manufacturing-related overhead, which includes provisions for excess and obsolete inventory reserves. We rely on a limited number of subcontractors and suppliers to provide key components of our products, some of which are sole-sourced. We build products based on forecasts and customer backlog, and purchase materials and supplies to support that demand. Since we focus primarily on final assembly and test of our systems, we are subject to variations in the cost of raw materials, components and subsystems. Because we do not have long-term fixed-price contracts with our suppliers, our costs could fluctuate from period-to-period.

      Gross Profit. Our gross profit has varied from period-to-period. Factors that have affected and will continue to affect gross profit in the future include product configuration, product sales mix, manufacturing volume, manufacturing efficiencies, excess and obsolete inventory write-offs, pricing by competitors, subcontractors and suppliers, and new product introductions.

      Selling, General and Administrative. Selling, general and administrative, or SG&A, expenses relate to compensation and associated expenses for sales, marketing and applications engineering personnel, sales commissions paid to sales representatives and distributors, outside contractor expenses and other sales and marketing program expenses. In addition, SG&A expenses include travel and professional service expenses, as well as salaries and related expenses for administrative, finance, human resources and executive personnel. SG&A expenses will increase as a result of becoming a public company and as a result of increased lease expense associated with our new headquarters facility, which we expect to be completed by the end of December 2004. It is anticipated that SG&A expenses will increase as a result of increased bonus payments payable to employees in fiscal 2005. SG&A expenses may also increase in absolute dollars as we continue to develop our sales and marketing efforts and expand our administrative functions, and as a result of increased option expenses related to proposed changes in generally accepted accounting principles. In addition, commission expenses included in SG&A expenses can fluctuate with changes in sales volume and customer mix.

      Research and Development. Research and development, or R&D, expenses consist primarily of compensation and related expenses for personnel engaged in product development, as well as expenses related to materials, outside contractors, depreciation of equipment used in R&D, and other engineering overhead expenses. R&D costs are expensed as incurred. We believe our R&D expenses will generally increase in absolute dollars as we continue to develop and improve our hardware and software technologies.

      Interest Expense. Interest expense consists of interest on our debt and loans. The increase in interest expense beginning in fiscal 2004 resulted from the issuance on September 30, 2003 to affiliates of TA Associates of $30.0 million in principal amount of 12% senior subordinated convertible notes due September 30, 2009. Upon the completion of this offering, the senior subordinated convertible notes held by these affiliates will convert into $29.995 million in principal amount, plus accrued and unpaid interest, of 12% senior subordinated notes due September 30, 2009 and warrants to purchase 525,040 shares of our common stock. These senior subordinated notes will be repurchased upon completion of this offering for an aggregate amount equal to approximately $           million.

      Increase in Value of Warrants. Increase in value of warrants is a non-cash charge related to recording the increase in the fair market value of the common stock warrants issuable upon conversion of the 12% senior subordinated convertible notes due September 30, 2009. The warrants enable the holders to put the warrants to us at any time after September 30, 2008 at fair value, and thus the warrants are considered liability instruments that are recorded at fair value based upon independent valuations. We will continue to incur a non-cash charge each quarter, based upon the increase in the fair value of our common stock, until such warrants are exercised. The holders of the warrants intend to exercise the warrants for common stock upon the completion of this offering, and upon such exercise, the right to sell the warrants to us terminates and we will no longer be required to account for such warrants based on fair value.

      Other (Income) and Expense. Other (income) and expense consists of income from cash, cash equivalents and marketable securities, realized investment gains, losses and impairments, and miscellaneous other income and expense.

      Provision for Income Taxes. We account for income taxes under the asset and liability method whereby the expected future tax consequences of temporary differences between the book value and the tax basis of assets and liabilities are recognized as deferred tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to be recognized. A valuation allowance is provided if it is more likely than not that some or all of the entire deferred tax asset will not be realized.

Critical Accounting Policies and Estimates

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates, assumptions and judgments that affect the amounts reported in our financial statements and the accompanying notes. We base our estimates on historical experience and various other assumptions that we believe to be reasonable. Although these estimates are based on our present best knowledge of the future impact on us of current events and actions, actual results may differ from these estimates, assumptions and judgments.

      We consider “critical” those accounting policies that require our most subjective or complex judgments, which often result from a need to make estimates about the effect of matters that are inherently uncertain, and that are among the most important of our accounting policies in the portrayal of our financial condition and results of operations. These critical accounting policies are: revenue recognition, valuation of excess and obsolete inventory, accounting for warranty reserves, and determination of our allowance for sales returns and uncollectables.

      Revenue Recognition. We derive revenue primarily from sales of test systems and individual resource boards. Substantially all of our revenue to date has been denominated in United States dollars. Revenue related to test system sales is recognized when:

•	we have a written sales agreement;

•	delivery has occurred or services have been rendered;

•	the price is fixed or determinable; and

•	collectibility is reasonably assured.

      Installation services are generally part of the test system sale, revenue from test system sales are deferred until the test system is delivered, installed and accepted at the customer location.

      When sales to a customer involve multiple elements, revenue is recognized on the delivered element, provided that the undelivered element is a standard product, there is a history of acceptance on the product with the customer, and the undelivered element is not essential to the customer’s application. Revenue related to individual resource boards is recognized upon shipment.

      In a few instances we have entered into short-term rental agreements with customers for the use of our test systems. We recognize rental revenue ratably over the applicable rental period. Rental revenue is included as a component of test system sales and has been immaterial to date.

      Inventory Reserves. We state our inventories at the lower of cost or estimated market value, determined on a first-in, first-out method. We establish inventory reserves when conditions exist that suggest inventory may be in excess of anticipated demand or is obsolete based upon assumptions about future demand for test systems or market conditions. We evaluate the ability to realize the value of our inventory based on a combination of factors, including forecasted sales or usage, estimated product end-of-life dates, estimated current and future market value and new product introductions. Purchasing and alternative usage options are also explored to mitigate obsolete inventory exposure. If actual demand for test systems deteriorates or market conditions are less favorable than those we project, additional inventory reserves may be required.

      We determine the valuation of excess and obsolete inventory by making our best estimate considering the current quantities of inventory on hand and our forecast of the need for this inventory to support future sales of our test systems. We often have limited information on which to base our forecasts. If future sales differ from these forecasts, the valuation of excess and obsolete inventory may change.

      Warranty Reserves. Our test systems are sold with warranty provisions that require us to remedy deficiencies in quality or performance of our test systems. We are also subject to laws and regulations in the various countries in which we sell regarding vendor obligations to ensure product performance. At the time we recognize revenue from a test system’s sale, we determine the reserve for the future cost of meeting our obligations under the standard warranties and product performance laws and regulations by considering our historical experience with the costs of meeting these obligations. If the future costs of meeting these obligations differ from our historical experience, additional reserves for warranty obligations may be required.

      Allowance for Sales Returns and Uncollectables. We determine our allowance for sales returns and uncollectables by making our best estimate considering our historical accounts receivable collection experience, current economic trends, changes in customer payment terms and recent information that we have about the current status of our accounts receivable balances. If future conditions cause our collections experience to change or if we later obtain different information about the status of any or all of our accounts receivable, additional allowances for sales returns and uncollectables may be required.

Results of Operations

      The following sets forth certain operating data as a percentage of net revenue for the periods presented:

				Six Months
	Year Ended			Ended
	September 30,			March 31,

	2001	2002	2003	2003	2004

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	33.9	33.0	36.7	38.8	31.7

Gross profit	66.1	67.0	63.3	61.2	68.3
Operating expenses
Selling, general and administrative	32.6	42.3	29.5	38.0	20.5
Research and development	6.9	12.5	5.6	7.6	5.1

Operating income	26.6	12.2	28.2	15.6	42.7
Interest expense	0.1	0.1	0.1	0.1	4.1
Increase in value of warrants	—	—	—	—	5.4
Other (income) and expense	(1.2)	2.4	(1.1)	(0.6)	(0.6)

Income before taxes	27.7	9.7	29.2	16.1	33.8
Provision for income taxes	10.8	3.3	12.0	6.6	15.5

Net income	16.9%	6.4%	17.2%	9.5%	18.3%

      The following sets forth our net revenue breakdown by geographic region, in thousands and as a percentage of net revenue, during the periods presented. Substantially all of our revenue to date has been denominated in United States dollars.

	Year Ended September 30,						Six Months Ended March 31,

	2001		2002		2003		2003		2004

United States	$26,713	71.1%	$11,864	45.8%	$23,503	42.1%	$10,343	54.8%	$10,852	23.0%
Malaysia	5,790	15.4	9,742	37.6	18,642	33.4	3,066	16.3	24,298	51.5
Other	5,047	13.5	4,312	16.6	13,621	24.5	5,459	28.9	12,006	25.5

Total	$37,550	100.0%	$25,918	100.0%	$55,766	100.0%	$18,868	100.0%	$47,156	100.0%

      The following customers accounted for 10% or more of our net revenue in one or more of the periods presented:

				Six Months
	Year Ended			Ended
	September 30,			March 31,

	2001	2002	2003	2003	2004

National Semiconductor Corporation	26.8%	33.5%	38.8%	32.9%	47.0%
Texas Instruments Incorporated	20.0	12.8	—	—	23.7
Intersil Corporation	—	—	20.0	24.3	—
Fairchild Semiconductor International, Inc.	—	11.7	—	—	—

Comparison of Six Months Ended March 31, 2004 and 2003

      Net Revenue. Net revenue was $47.2 million in the six months ended March 31, 2004 and $18.9 million in the same period of fiscal 2003, an increase of $28.3 million, or 149.9%. The significant increase was due to an increase in test system sales as a result of an upturn in the semiconductor industry and due to $16.0 million and $10.8 million increases in test system sales to two of our largest customers, National Semiconductor Corporation and Texas Instruments Incorporated, respectively. In addition, we began generating revenue from our recently introduced ETS-200T platform in the six months ended March 31, 2004.

      Cost of Goods Sold. Cost of goods sold was $14.9 million in the six months ended March 31, 2004 and $7.3 million in the same period of fiscal 2003, an increase of 104.3%. The increase in cost of goods sold resulted primarily from increased test system sales.

      Gross Profit. Gross profit was $32.2 million, or 68.3% of net revenue, in the six months ended March 31, 2004 and $11.6 million, or 61.2% of net revenue, in the same period in fiscal 2003. The increase in gross profit as a percentage of net revenue was primarily due to increased sales and better utilization of overhead costs and manufacturing personnel due to higher volume production as compared to the same period of fiscal 2003. In addition, in the first six months of fiscal 2003, we experienced additional manufacturing costs and inefficiencies associated with the introduction of our ETS-364 platform in December 2002.

      Selling, General and Administrative. SG&A expenses were $9.7 million, or 20.5% of net revenue, in the six months ended March 31, 2004 and $7.2 million, or 38.0% of net revenue, in the same period in fiscal 2003. SG&A expenses increased $2.5 million, or 35.0%, over the same period in the prior year, primarily as a result of increased sales, sales support and application engineering personnel expenses of approximately $1.3 million to support increased test system sales and shipments. Additionally, we increased administrative personnel and administrative infrastructure costs to manage sales and operations growth and we incurred increased expenses of $556,000 in professional fees associated with our preparation to become a public company.

      Research and Development. R&D expenses were $2.4 million, or 5.1% of net revenue, in the six months ended March 31, 2004 and $1.4 million, or 7.6% of net revenue, in the same period in fiscal 2003. R&D expenses increased $1.0 million, or 66.9%, over the same period in the prior year. The increase in R&D expenditures was primarily related to an increase in R&D staffing levels, higher compensation expenses and greater cost of product development materials.

      Interest Expense. Interest expense was $1.9 million in the six months ended March 31, 2004 due to interest on the senior subordinated convertible notes issued on September 30, 2003. These notes were not outstanding in the same period of the prior year.

      Increase in Value of Warrants. Increase in value of warrants was $2.6 million in the six months ended March 31, 2004 due to recording the increase in fair market value of the common stock warrants that, under certain circumstances, require us to purchase these warrants after September 30, 2008. These warrants were not outstanding in the same period of the prior year.

      Other (Income) and Expense. Other (income) and expense increased to $(279,000) for the six months ended March 31, 2004 from $(111,000) in the same period in fiscal 2003. This increase was primarily attributable to a $208,000 increase in income from marketable securities and interest on invested cash balances.

      Provision for Income Taxes. Our provision for income taxes was $7.3 million, a 45.8% effective tax rate, in the six months ended March 31, 2004 and $1.2 million, a 41.0% effective tax rate, in the same period in fiscal 2003. The increase in tax provision of $6.0 million was primarily a result of an increase in pretax income of $12.9 million. The increase in the effective tax rate was primarily due to an increase in value of warrants in the first six months of fiscal 2004 of $2.6 million, which is not tax-deductible.

Comparison of Years Ended September 30, 2003 and 2002

      Net Revenue. Net revenue was $55.8 million in fiscal 2003 and $25.9 million in fiscal 2002, an increase of $29.8 million, or 115.2%. This increase was due to an increase in test system sales as a result of an upturn in the semiconductor industry in the second half of fiscal 2003 and $13.0 million and $10.0 million increases in test system sales to two of our largest customers, National Semiconductor Corporation and Intersil Corporation, respectively. In addition, we introduced our ETS-364 platform in late fiscal 2002 and began generating significant revenue from it in fiscal 2003.

      Cost of Goods Sold. Cost of goods sold was $20.5 million in fiscal 2003 and $8.6 million in fiscal 2002, an increase of 139.1%. The increase in cost of goods sold was primarily the result of costs related to increased test system sales.

      Gross Profit. Gross profit was $35.3 million, or 63.3% of net revenue, in fiscal 2003 and $17.4 million, or 67.0% of net revenue, in fiscal 2002. Gross profit as a percentage of net revenue decreased primarily as a result of additional manufacturing expenses incurred in connection with the introduction of our ETS-364 platform during the first quarter of fiscal 2003.

      Selling, General and Administrative. SG&A expenses were $16.5 million, or 29.5% of net revenue, in fiscal 2003 and $10.9 million, or 42.3% of net revenue, in fiscal 2002. SG&A expenses increased by $5.5 million, or 50.6%, primarily due to increased sales, sales support and application engineering personnel expenses of approximately $1.3 million to support increased test system shipments, and $1.2 million in increased sales commissions as a result of increased sales. Additionally, we increased administrative personnel and administrative infrastructure costs to manage sales and operations growth.

      Research and Development. R&D expenses were $3.1 million, or 5.6% of net revenue, in fiscal 2003 and $3.2 million, or 12.5% of net revenue, in fiscal 2002. R&D expenses decreased $127,000, or 3.9%, primarily as a result of a decrease in product development costs as a result of our ETS-364 platform being released to production in the fourth quarter of fiscal 2002, partially offset by higher development depreciation expense due to equipment additions in fiscal 2003.

      Other (Income) and Expense. Other (income) and expense was $(636,000) in fiscal 2003 and $633,000 in fiscal 2002. The net expense in fiscal 2002 was the result of an investment impairment charge of $666,000 for writing down marketable securities that were determined to have other than temporary declines in value, offset in part by earnings on marketable securities and interest earned on invested cash balances. Other (income) and expense for fiscal 2003 primarily relates to income from marketable securities.

      Provision for Income Taxes. Provision for income taxes was $6.7 million, a 41.1% effective tax rate, in fiscal 2003 and $864,000, a 34.4% effective tax rate, in fiscal 2002. The increase in tax provision of $5.8 million was primarily a result of an increase in pretax income of $13.8 million. The increase in the effective tax rate was primarily a result of larger tax credits and tax-exempt municipal interest income in fiscal 2002.

Comparison of Years Ended September 30, 2002 and 2001

      Net Revenue. Net revenue was $25.9 million in fiscal 2002 and $37.6 million in fiscal 2001, a decrease of $11.6 million, or 31.0%. This decrease was primarily due to a continued downturn in the semiconductor industry, which resulted in reduced capital expenditures by our customers and demand for our test systems. In fiscal 2002, as compared to fiscal 2001, we experienced a $4.1 million decline in net revenue from one of our largest customers, Texas Instruments Incorporated. In addition, our fiscal 2002 net revenue from two other large customers, ON Semiconductor Corporation and National Semiconductor Corporation, decreased by $3.0 million and $1.2 million, respectively.

      Cost of Goods Sold. Cost of goods sold was $8.6 million in fiscal 2002 and $12.7 million in fiscal 2001, a decrease of 32.7%. The decrease was primarily the result of decreased sales of our test systems. In fiscal 2001, we took a one time write-off of $890,000 of inventory component parts related to discontinued products. There was no similar charge taken in fiscal 2002.

      Gross Profit. Gross profit was $17.4 million, or 67.0% of net revenue, in fiscal 2002 and $24.8 million, or 66.1% of net revenue, in fiscal 2001. The increase in gross profit as a percentage of net revenue was primarily due to the one-time charge taken in fiscal 2001 for $890,000 in inventory component parts related to discontinued products, or 2.4% of net revenue. After adjusting gross profit for this charge, gross profit percentage would have decreased from fiscal 2001 to fiscal 2002 by 1.5%, primarily as a result of better leverage on manufacturing overhead in fiscal 2001 due to higher test system sales.

      Selling, General and Administrative. SG&A expenses were $10.9 million, or 42.3% of net revenue, in fiscal 2002 and $12.2 million, or 32.6% of net revenue, in fiscal 2001. SG&A expenses decreased $1.3 million, or 10.6%, primarily due to approximately $1.3 million in reduced sales commissions as a result of lower test system sales, offset in part by slight increases in personnel costs due to increases in sales and application engineering staffing levels.

      Research and Development. R&D expenses were $3.2 million in fiscal 2002, or 12.5% of net revenue, and $2.6 million, or 6.9% of net revenue, in fiscal 2001. R&D expenses increased $633,000, or 24.3%, primarily due to an increase in R&D staffing levels, higher compensation costs and increases in prototyping expenses related to the ETS-364 platform development and depreciation expense related to R&D tools and equipment purchased throughout fiscal 2001 and fiscal 2002.

      Other (Income) and Expense. Other (income) and expense was $633,000 in fiscal 2002 and $(459,000) in fiscal 2001. The net expense in fiscal 2002 primarily resulted from an investment impairment charge of $666,000 recorded in fiscal 2002 for writing down investments that were determined to have other than temporary declines in value, offset in part by earnings on marketable securities and interest on invested cash balances. Other (income) in fiscal 2001 primarily consisted of net investment income of $590,000, offset in part by an investment impairment charge of $208,000 recorded in fiscal 2001 for writing down investments that were determined to have other than temporary declines in value.

      Provision for Income Taxes. Provision for income taxes was $864,000, a 34.4% effective tax rate, in fiscal 2002 and $4.0 million, a 38.9% effective tax rate, in fiscal 2001. The decrease in tax provision of $3.2 million was primarily a result of a reduction in pretax income of $7.9 million. The decrease in the effective tax rate was primarily a result of larger tax credits and tax-exempt municipal interest income in fiscal 2002.

Quarterly Results of Operations

      The following table presents our unaudited quarterly results of operations for each of our last ten quarters ended March 31, 2004. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of results of operations for the quarters presented. Results of operations for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter Ended

	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2001	2002	2002	2002	2002	2003	2003	2003	2003	2004

Net revenue	$4,086	$3,834	$10,892	$7,106	$10,433	$8,435	$16,858	$20,040	$19,862	$27,294
Cost of goods sold	1,758	1,542	2,973	2,283	4,239	3,074	5,494	7,650	6,086	8,852

Gross profit	2,328	2,292	7,919	4,823	6,194	5,361	11,364	12,390	13,776	18,442
Operating expenses
Selling, general and administrative	2,238	2,435	3,234	3,042	3,626	3,541	4,089	5,235	4,756	4,920
Research and development	852	679	791	918	767	680	753	913	1,173	1,242

Operating income (loss)	(762)	(822)	3,894	863	1,801	1,140	6,522	6,242	7,847	12,280
Interest expense	7	6	10	7	8	6	10	7	974	971
Increase in value of warrants	—	—	—	—	—	—	—	—	1,816	740
Other (income) and expense	113	186	123	211	(13)	(98)	(129)	(396)	(139)	(140)

Income (loss) before taxes	(882)	(1,014)	3,761	645	1,806	1,232	6,641	6,631	5,196	10,709
Provision (benefit) for income taxes	(306)	(352)	1,300	222	742	503	2,732	2,729	2,766	4,526

Net income (loss)	$(576)	$(662)	$2,461	$423	$1,064	$729	$3,909	$3,902	$2,430	$6,183

      The following table presents our historical results for the periods indicated as a percentage of net revenue:

	Quarter Ended

	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2001	2002	2002	2002	2002	2003	2003	2003	2003	2004

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	43.0	40.2	27.3	32.1	40.6	36.4	32.6	38.2	30.6	32.4

Gross profit	57.0	59.8	72.7	67.9	59.4	63.6	67.4	61.8	69.4	67.6
Operating expenses
Selling, general and administrative	54.8	63.5	29.7	42.8	34.8	42.0	24.2	26.1	24.0	18.0
Research and development	20.9	17.7	7.3	12.9	7.3	8.1	4.5	4.6	5.9	4.6

Operating income (loss)	(18.7)	(21.4)	35.7	12.2	17.3	13.5	38.7	31.1	39.5	45.0
Interest expense	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.0	4.9	3.6
Increase in value of warrants	—	—	—	—	—	—	—	—	9.2	2.7
Other (income) and expense	2.7	4.9	1.1	3.0	(0.1)	(1.2)	(0.8)	(2.0)	(0.7)	(0.5)

Income (loss) before taxes	(21.6)	(26.5)	34.5	9.1	17.3	14.6	39.4	33.1	26.1	39.2
Provision (benefit) for income taxes	(7.5)	(9.2)	11.9	3.1	7.1	6.0	16.2	13.6	13.9	16.6

Net income (loss)	(14.1)%	(17.3)%	22.6%	6.0%	10.2%	8.6%	23.2%	19.5%	12.2%	22.6%

      Net Revenue. An industry-wide downturn impacted our results of operations in each of the quarters ended December 31, 2001 and March 31, 2002. Beginning in the quarter ended June 30, 2002, our sales generally began to improve primarily due to two customers increasing demand for our test systems. While the business environment has continued to improve for ATE providers, our quarterly net revenue has varied based upon our major customers’ capital expenditures, capacity requirements and test system ordering patterns. Our customer concentration has caused significant variations in our quarterly net revenue. Net revenue significantly increased beginning in the quarter ended June 30, 2003 primarily due to a more sustained upturn in the semiconductor industry as our customers experienced increased demand for their products such as power management devices used in handheld consumer electronic products.

      Gross Profit. Gross profit percentage increased sequentially in each of the quarters ended December 31, 2001 through June 30, 2002 due to reduced manufacturing personnel and improvements in product configuration and product mix. Gross profit increased to 72.7% in the quarter ended June 30, 2002 due to a significant increase in sales to two customers that resulted in substantial improvements in utilization of overhead costs and manufacturing personnel. Gross profit declined to 59.4% for the quarter ended December 31, 2002 due to additional manufacturing costs associated with the introduction of a new product, the ETS-364. Gross profit generally trended higher from the quarter ended March 31, 2003 through the quarter ended March 31, 2004 as the overall industry experienced a significant upturn, resulting in increased sales and volume efficiencies in manufacturing and customer orders for test systems with more profitable test system configurations.

      Selling, General and Administrative. SG&A expenses have generally increased in absolute dollars over time but have fluctuated and will continue to fluctuate from quarter to quarter as a percentage of net revenue. SG&A spending in absolute dollars has trended upward as a result of our expansion of our sales force, addition of application engineering personnel and entry into new geographic territories. We intend to add experienced sales personnel and applications engineers as we expand our sales offices and the geographic regions that we cover. However, sales commissions paid to employees and sales distributors will fluctuate based upon the number and value of test systems sold. We have added additional administrative employees in response to and in anticipation of the growth of our business and our becoming a public company. The SG&A increase in the quarter ended September 30, 2003 was principally due to the transaction costs expensed in that period in connection with the transaction with TA Associates.

      Research and Development. Our research and development expenses have fluctuated from quarter to quarter as a percentage of net revenue, but have generally increased over time in absolute dollars. We believe our R&D expenses will generally increase in absolute dollars as we continue to develop and improve our hardware and software technologies.

      Our quarterly results of operations have varied in the past and are likely to do so again in the future primarily due to the cyclical nature of the semiconductor industry. As such, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenues and results of operations are below the expectations of analysts and investors. Factors that may cause our revenue and results of operations to fluctuate include those discussed in the “Risk Factors” section of this prospectus.

Liquidity and Capital Resources

      Since our inception we have financed our operations primarily through cash generated from operations and our existing cash balances. As of March 31, 2004, we had $12.4 million in cash, cash equivalents and marketable securities.

      Our balance in cash, cash equivalents and marketable securities decreased from $22.0 million as of September 30, 2003 to $12.4 million as of March 31, 2004. Operating activities during the first six months ended March 31, 2004 used cash of $5.5 million due primarily from increases in accounts receivable and inventories and decreases in accrued income taxes of $7.4 million, $8.2 million and $4.4 million, respectively, offset by net income of $8.6 million and an increase in accounts payable of $2.7 million. Investing activities used cash related to the purchase of capital equipment of $2.3 million. Financing activities used cash of $2.0 million related to a dividend paid to our common stockholders.

      From September 30, 2002 to March 31, 2003, our balance in cash, cash equivalents and marketable securities increased from $20.6 million to $22.6 million. Operating activities during this period provided cash of $4.9 million primarily from net income of $1.8 million and decreases in inventories and increases in deferred revenue, accrued compensation and accrued income taxes of $2.0 million, $1.7 million, $931,000 and $1.4 million, respectively. These items were offset by an increase in accounts receivable and a decrease in accounts payable of $2.1 million and $1.0 million, respectively. Investing activities used cash related to the purchase of capital equipment of $1.0 million.

      Our balance in cash, cash equivalents and marketable securities increased from $20.6 million as of September 30, 2002 to $22.0 million as of September 30, 2003. Operating activities during fiscal 2003 provided cash of $16.3 million primarily from net income of $9.6 million and from increases in accounts payable, deferred revenue, accrued compensation and accrued income taxes of $1.8 million, $2.0 million, $2.3 million and $6.3 million, respectively. These items were offset by an increase in accounts receivable of $2.9 million and a decrease in other accrued expenses of $1.9 million. Investing activities used cash related to the purchase of capital equipment of $2.0 million. Financing activities used cash of $13.5 million from the issuance of Series A convertible preferred stock and senior subordinated convertible notes of $65.0 million and $30.0 million, respectively, to affiliates of TA Associates, offset by a redemption of common stock and dividend payments of $95.0 million and $13.5 million, respectively.

      From September 30, 2001 to September 30, 2002, our balance in cash, cash equivalents and marketable securities decreased slightly from $20.9 million to $20.6 million. Operating activities during fiscal 2002 provided cash of $831,000 primarily from net income of $1.6 million, and increases in accounts payable and deferred revenue of $1.8 million and $3.0 million, respectively. These items were offset by an increase in accounts receivable and inventories of $3.5 million and $2.7 million, respectively. Investing activities used cash related to the purchase of capital equipment of $675,000.

      Our balance in cash, cash equivalents and marketable securities increased from $16.6 million as of September 30, 2000 to $20.9 million as of September 30, 2001. Operating activities during fiscal 2001 provided cash of $6.8 million primarily from net income of $6.4 million, and a decrease in accounts receivable of $7.0 million, offset primarily by decreases in deferred revenue, accrued compensation, accrued income taxes and other accrued expenses of $852,000, $1.8 million, $2.5 million and $1.1 million, respectively. Investing activities used cash related to the purchase of capital equipment of $697,000.

Contractual Obligations

      The following table describes our commitments to settle contractual obligations in cash as of March 31, 2004.

	Payments Due in

		Less Than			More Than
	Total	1 Year	1-3 Years	4-5 Years	5 Years

Operating lease obligations	$15,245	$1,052	3,123	2,842	8,228
Senior subordinated convertible notes (1)	28,421	—	—	28,421	—
Redeemable warrants (2)	4,274	—	—	4,274	—
Series A convertible preferred stock (3)	65,000	—	—	—	65,000
Purchase commitments	17,849	17,849	—	—	—

Total	$130,789	$18,901	$3,123	$35,537	$73,228

(1)	The senior subordinated notes issuable upon conversion of the senior subordinated convertible notes will be repurchased at the completion of this offering for an aggregate amount equal to approximately $ .

(2)	These warrants will be exercised at the completion of this offering, and upon such exercise, the redemption right terminates.

(3)	The series A convertible preferred stock will be converted into redeemable preferred stock and 8,590,248 shares of common stock at the completion of this offering. All shares of redeemable preferred stock will be redeemed immediately upon issuance for an aggregate of $32.5 million.

     We believe our existing cash balance and marketable securities will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity, and the continuing market acceptance of our products. To the extent that funds generated by this offering, together with existing cash, cash equivalents and short-term investments balances and any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through bank lines of credit or public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us, or at all.

Recently Issued Accounting Pronouncements

      In November 2002, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation, or FIN, No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this standard did not have a material impact on our financial position or results of operations.

      In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We believe that the adoption of EITF Issue No. 00-21 did not have a material impact on our financial position or results of operations.

      In May 2003, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability, or an asset in some circumstances, financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position or results of operations.

      In December 2003, the FASB issued additional guidance clarifying the provisions of FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin, or ARB, No. 51” (“FIN 46-R”). FIN 46-R provides a deferral of FIN 46 for certain entities until after March 15, 2004. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We believe that the adoption of FIN 46-R did not have a material impact on our financial position or results of operations.

      In March 2004, the FASB approved EITF Issue 03-6 “Participating Securities and the Two-Class Method under FAS 128.” EITF Issue 03-6 supersedes the guidance in Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity’s common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion 25 and FAS 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported earnings per share. We are currently in the process of evaluating the impact, if any, that the adoption of EITF Issue 03-6 will have on our financial position and results of operations.

Quantitative and Qualitative Information about Market Risk

      We historically have invested in a wide range of marketable securities that have been held for resale when we have had cash in excess of our immediate working capital needs. As of March 31, 2004, approximately 45.1% of our marketable securities held for resale were invested in corporate equity securities of publicly traded companies. The remainder of the marketable securities portfolio was primarily invested in government debt securities. Due to the heavy concentration in corporate equity securities that are subject to overall market conditions and general market volatility, a substantial portion of our investments may experience short-term or longer term fluctuations and subject us to a higher than average amount of risk. These investments may subject us to realized investment losses should they decline in value and be liquidated before they recover in value.

      We measure our investments against our original cost. If an investment has been permanently impaired based on our judgement, an unrealized impairment loss is recorded on our books and records, and the investment remains written down until the security is sold. In the past we have recorded impairment losses on investments in our equity security portfolio, reflecting volatility of market conditions. For instance, in fiscal 2001 and 2002, we recorded $208,000 and $666,000, respectively, of investment impairments on stocks we held when the market declined from April 2000 through September 2002. In addition, we adjusted the cost of our investments to market through other comprehensive income which is contained in the stockholders’ equity section of our balance sheet. For marketable securities held as of March 31, 2004, the unrealized gains and losses represent a net gain of $1.3 million.

      We are in the process of adopting an investment strategy that would eliminate investments in equity securities and limit our investments to government securities and other short-term, investment-grade, marketable securities. This revised investment policy will be substantially more conservative that our current practices and will focus on preservation of principal. It is anticipated that any change in investment strategy will be implemented before the end of July 2004. It is not anticipated that this change in investment strategy will have a material adverse effect on our financial position or results of operations.

      Our revenues and expenses are denominated in U.S. dollars. In addition, our sales contracts are also denominated in U.S. dollars. As a result, we have relatively little exposure for currency exchange risks. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we feel our foreign currency exposure has increased, we may consider entering into hedging transactions to help mitigate that risk.

BUSINESS

Overview

      We design, manufacture, sell and service high-performance ATE for the semiconductor industry. Our test equipment addresses our customers’ volume production needs and lowers their overall cost-of-test per device. Our innovative products test analog, mixed-signal and RF semiconductors. Semiconductors tested by our systems are incorporated into a wide range of products in high-growth markets, including digital cameras, MP3 players, cellular telephones, video/ multimedia products, automotive electronics, computer peripherals, and notebook and desktop computers.

      Our test systems utilize our proprietary SmartPinTM technology. This technology improves throughput and lowers cost-of-test by increasing the rate of test per device and enabling multiple devices to be tested simultaneously, or in parallel, on an individual test system. Designed to be modular, flexible and scalable, our test systems provide our customers with cost-efficient, customized solutions. Our ATE architecture offers superior test speed and precision that improve production yields and reduce the overall cost-of-test per device. We believe our proprietary technology and ATE architecture enable our customers to bring their high-volume semiconductors to market at a lower overall cost.

      We were founded by Leonard Foxman, our Chief Executive Officer, and began providing test solutions in 1976. Our customers include semiconductor manufacturers, IDMs, fabless design companies, and assembly and test subcontractors, including National Semiconductor Corporation, Texas Instruments Incorporated, Intersil Corporation, Fairchild Semiconductor International, Inc. and ChipPAC, Inc. Since January 1, 2003, we have delivered over 325 test systems to more than 30 customers worldwide.

Industry Background

      Semiconductor devices are the foundation of the modern electronic world. The Semiconductor Industry Association, or SIA, reports that worldwide semiconductor sales were $166.4 billion in 2003, and expects sales to reach $221.3 billion in 2006. The projected growth of semiconductor sales reflects the continued proliferation of semiconductors in a broad range of commercial and consumer electronic products.

      Semiconductors are typically divided into two broad categories, digital and analog. Digital semiconductors, such as microprocessors, digital signal processors, or DSPs, and memory devices, are used to process and store data in a binary format using electrical signals to represent the binary digits, “1” and “0.” In contrast, analog semiconductors, such as amplifiers, RF devices, voltage regulators and other power management devices, are used to measure, control, and transform physical properties, such as light, sound and movement, into a digital format by producing electrical signals that have a continuous range of values. Mixed-signal semiconductors contain both analog and digital elements on a single device but are generally classified as analog semiconductors.

      Analog semiconductors are used in a wide and growing range of products and applications. According to the SIA, the total market for analog semiconductors is expected to grow from $26.8 billion in 2003 to $38.8 billion in 2006, a compound annual growth rate of 13.1% per year. Semiconductor prices typically decline as new devices are introduced and as devices advance through their product life cycles. This price compression takes place against a backdrop of increasing device complexity. Consequently, semiconductor device manufacturers, especially those serving high-volume markets, must continually seek cost reductions in all aspects of their manufacturing process.

The Importance of Testing in Semiconductor Production; The ATE Market

      The process of designing and manufacturing semiconductors is complex and capital intensive. The wafer fabrication process, or “front-end” process, involves numerous and repetitive processing steps during which hundreds or even thousands of copies of a device are formed simultaneously on a single wafer. The subsequent testing and assembly of devices into packaged products ready for sale is commonly referred to as the “back-end” process.

      Device testing is a critical part of the semiconductor production process and is a significant component of the cost of manufacturing semiconductors. Test equipment is typically used in the back-end process where each device is often tested several times to validate functional and electrical performance prior to shipment. ATE is generally used in two steps in the back-end semiconductor production process:

•	Wafer Probe Test. After wafer fabrication, a test system performs electrical testing of individual devices while still in wafer form for initial pass/fail verification by moving the wafer into contact with a wafer probe card. Semiconductors are tested at this stage to avoid the additional costs associated with assembling, packaging and further testing of defective semiconductors.

•	Final Test. After the individual semiconductor devices, called die, that fail the wafer probe test are discarded, the remaining die are assembled into packages. Manufacturers then test the packaged devices over a range of potential operating conditions to measure their functionality against precise performance specifications. Final test works to ensure that a device meets the manufacturer’s quality standards prior to shipping.

      In addition to identifying devices that do not function properly in the back-end process, ATE also generates information that semiconductor manufacturers use to improve the yield of their overall production process and to assist in the semiconductor design and development phase.

      Demand for ATE is driven by increases in semiconductor unit production, increases in the complexity of semiconductor devices and the need to improve the overall cost-effectiveness of the semiconductor manufacturing process. The worldwide market for ATE was $3.0 billion in 2003, and is forecasted to grow to $6.6 billion in 2005, representing a compound annual growth rate of 48.1%, according to Gartner/ Dataquest.

Current Test Challenges

      Device manufacturers have continually focused on manufacturing and process improvements to satisfy the demand for smaller, better performing and lower cost semiconductors. Technological advances, such as smaller device geometries, higher transistor density and the introduction of larger, 300 mm wafers, have led to significant economies of scale in the front-end process and a general decline in overall manufacturing cost per device. However, as front-end costs have been decreasing, back-end costs, of which testing costs can be the most significant component, have not enjoyed the same rate of improvement. As a result, test cost has become a growing percentage of overall manufacturing cost and can be the most significant cost associated with manufacturing a semiconductor, especially in the case of high-volume devices. Consequently, semiconductor manufacturers are aggressively pursuing strategies to reduce their overall cost-of-test.

      In analyzing total cost-of-test, semiconductor manufacturers focus on the initial ATE purchase price, equipment throughput, the range of products that can be effectively tested, costs associated with test application development, ability to upgrade, on-going maintenance and training requirements, and the need for ancillary equipment and floor space. Reducing the total cost-of-test is an important consideration for all device manufacturers, but is of particular significance to vendors of high-volume, low-cost devices for whom overall manufacturing cost is a critical factor in the ability to compete profitably. Significant challenges for device manufacturers in achieving lower overall cost-of-test include:

•	Need for High Throughput Testing. A test system’s throughput, or the number of devices that can be tested on a single test system in a given period of time, is a principal driver of cost-of-test. Improving throughput allows semiconductor manufacturers to meet increased capacity demands with fewer test systems, and consequently less ancillary equipment. The most effective method of increasing test throughput is to test multiple devices simultaneously on the same test system, or in parallel, on multiple test sites. The benefits are lower overall capital expenditures and less required floor space for a given increment of capacity. Although this multi-site, parallel test approach is widely employed for high volume production of digital and memory devices, it has proved challenging for analog and mixed-signal device testing due to the nature of the electrical properties of analog devices and the current architecture of many analog and mixed-signal test systems.

•	Demand for Greater Testing Accuracy and Repeatability. The percentage of functioning devices per production run, known as yield, is a key measurement in determining the cost of semiconductor manufacturing. While yield losses can occur at multiple points during the manufacturing process, yield can be particularly affected during the testing process when functioning, or “good,” devices are deemed “bad” by test equipment incapable of making high precision measurements. Since lower yields have a direct impact on profitability, semiconductor manufacturers seek test equipment capable of highly accurate, repeatable results. Greater precision increases the likelihood that good devices will pass and defective devices will fail. In multi-site testing, test accuracy and repeatability can be compromised when electrical signals from a device failure from one site influence the test results at another site. This occurs in conventional test systems because the test instrumentation connected to each device under test, or DUT, is electrically linked by a common signal and power pathway, known as a common ground pathway, in the test system. For this reason, semiconductor manufacturers seek test solutions capable of producing precise, repeatable results and that minimize undesired interaction between devices undergoing simultaneous multi-site test.

•	Demand for Scalable, Flexible Solutions. ATE providers have traditionally offered test systems that emphasize solutions for the most advanced semiconductors, such as those with high digital pin counts and high operating frequencies. The challenges associated with testing these complex devices have resulted in test systems that are increasingly expensive to acquire, operate and maintain. Often, the functionality of these test systems greatly exceeds the test requirements for many low-priced, high-volume devices and cannot be scaled down in a cost-effective manner to address the specific requirements of these particular devices. In other cases, the test equipment offered at lower prices has proven incapable of providing the multi-site, parallel test capability required to achieve high throughput. Due to the lack of flexibility in traditional ATE architecture, semiconductor manufacturers require test equipment with the capability to cost-effectively scale functionality to meet the test requirements of a wide range of devices.

•	High Cost of Changing Test Platforms. Although more cost-effective test platforms may be available for testing many devices, the costs associated with migrating, or switching, to a new platform are often significant enough to cause semiconductor manufacturers to stay with their current, less efficient, test platforms. The switching costs associated with replacing an existing test solution include the capital expense of the new test system, the cost of developing and integrating new test programs and associated hardware, the expense associated with investment in ancillary hardware and other accessories, and the re-training and facility improvements necessary to support the new ATE environment. In addition, switching costs decrease the overall efficiency of the test process due to the increased time required for engineering and production staff to evaluate and validate new test systems. These high switching costs often make semiconductor manufacturers reluctant to switch to a new test platform, despite the new platform’s ability to provide higher throughput and lower cost-of-test.

Our Solution to Lower Cost-of-Test

      Our products are designed to enable our customers to lower their overall cost-of-test per device. We believe our test systems deliver increased test throughput for high-volume, price-sensitive semiconductors in the analog, mixed signal and RF markets. We offer test systems that increase test accuracy and repeatability, and our flexible system architecture can be easily reconfigured and adapted to meet our customers’ current and evolving testing needs. By focusing on cost-of-test per device, our test systems lower our customers’ overall cost of production, thereby improving their profit opportunity. The aspects of our solution that enable lower cost-of-test include:

      Increased Throughput. Our test systems are designed to enable our customers to improve throughput, which lowers total cost-of-test. We improve throughput in the following manner:

•	Our proprietary SmartPinTM technology shortens the time required to complete the test routine for each individual device. SmartPinTM technology enables high-speed, sequential subtests in which the test instrumentation completes an entire range of test parameters without software intervention or the time consuming task of opening and closing relays. In addition, with onboard DSP processing technology, SmartPinTM eliminates the need for data and test results to cross long signal paths in order to be collected and analyzed.

•	Our test systems optimize simultaneous, or parallel, testing across multiple sites on the same test system. We refer to this capability as SimulTestTM. Our architecture enables test routine replication across multiple sites by dedicating signal sourcing and measurement resources, for current and voltage, and local signal processing to each pin on the DUT. This permits one test system to effectively test multiple devices simultaneously, which is critical for cost-efficient, multi-site, parallel testing.

      Improved Yield with Precision and Repeatability. Our proprietary technology and product architecture are designed to achieve superior test precision and repeatable results in order to deliver higher yields. We believe our solution improves yield in the following ways:

•	Our equipment allows customers to perform tests with higher precision by narrowing the range of test tolerances, or guard bands. Reduced guard bands improve yield by allowing device manufacturers to measure closer to the established performance limits of the device.

•	The analog resource boards in our test systems are designed with independent computer interfaces, power supplies and independent ground connections that eliminate the need for a shared communication and electrical pathway. By avoiding the use of a common ground pathway, the test results from one device are isolated and avoid undesirable interactions with devices undergoing simultaneous test within the same test system.

      Scalable and Flexible Architecture. Our test system architecture is designed to enable our customers to quickly and cost-effectively upgrade or reconfigure their test systems as their testing needs evolve. Our architecture offers the following benefits:

•	Our test instruments, or resource boards, provide dedicated functionality and capability, which allow customers to tailor their test system capabilities to the specific testing needs of their devices. Our ATE is designed utilizing modular hardware and off-the-shelf electrical components that allow us to develop new features at the resource board level in a short time period. Our architecture also enables customers to upgrade their test system capability by simply adding another board or replacing an existing board within an existing test system. This is a more cost efficient and less time consuming approach than replacing the entire test system, as is required by many competing systems.

•	A majority of our analog resource boards can be employed in any of the test platforms we offer, allowing our customers to utilize identical hardware across our entire product line. This approach offers compatibility across a wide range of products, as well as easy replacement and support of individual resource boards. In addition, our entire test system product line operates under a uniform software environment, allowing customers to move seamlessly to different test system types by utilizing a common operating environment.

      Lower Switching Costs. We have developed a proprietary, adaptable interface that enables our test systems to operate using other vendors’ DUT boards, as well as earlier generations of our DUT boards, which is a significant advantage to us as our customers’ testing needs change. This proprietary architecture, which we call ChameleonTM technology enables customers to easily migrate from some competing test platforms or earlier generations of our own product line, to a newer and more cost-effective Eagle Test solution. Our test systems are designed to offer customers a low-cost and time-saving option for migrating test platforms.

Our Growth Strategy

      Our objective is to strengthen our position as a leading provider of semiconductor test solutions. Key elements of our strategy include:

•	Innovate to Lower Overall Cost-of-Test. We will continue to offer technologically advanced products and services that improve efficiency and provide superior performance. We intend to leverage our test system technology and architecture to further enable multi-site, parallel testing, higher throughput and greater test precision, while offering customers the flexibility to upgrade and reconfigure existing test systems as their testing needs evolve. We plan to continue to engage in research and development activities to extend our SmartPinTM, SimulTestTM and ChameleonTM technologies and other proprietary technologies to enable our customers to achieve the highest return on their investment and decrease their overall cost-of-test.

•	Focus on High-Volume, Cost Sensitive Devices. We focus on delivering test systems for high-volume, high-performance analog, mixed-signal, and RF devices. These devices are used in a broad and growing range of high-volume consumer products such as cellular telephones, computers, digital cameras and MP3 players. Decreasing the cost-of-test will become increasingly important to device manufacturers competing in these markets as their products experience reductions in ASPs. We believe our focused approach enables us to better serve these markets than vendors who compete across a broader range of markets.

•	Increase Our Market Share within Our Targeted Markets. We will continue to seek opportunities to increase sales to existing customers by expanding the quantity and types of devices that we are capable of testing, including devices that our customers currently test on competitors’ test systems. In addition, we plan to penetrate new production sites within our customers’ overall manufacturing operations. We believe that we can gain market share from our competitors and obtain new business as new customers seek to reduce cost-of-test across their product lines. We intend to gain share within customer segments that we have not traditionally targeted, such as fabless device manufacturers and test and assembly contractors. Finally, we intend to expand our geographic presence with additional investments in our sales, marketing and service operations in both Asia and Europe.

•	Expand Our Addressable Market by Broadening Test Capabilities. While we currently focus on the power and battery management sectors of the analog, mixed-signal and RF device markets, we will continue to expand our addressable markets to include other sectors characterized by high-volume, cost-sensitive products, such as devices for mid to low-end consumer products, discrete devices, and converters. We also believe that longer-term opportunities exist in the video device market, certain RF wireless device markets, the DSL market and the low-end system-on-a-chip, or SoC, market.

•	Maintain Profitable Growth Through Our Flexible Business Model. We outsource a substantial portion of our subassembly manufacturing functions to third parties, and focus our manufacturing efforts on final test, assembly and integration. This allows us to be flexible during industry downturns while maintaining the quality of our products. Our modular system architecture is designed to allow us to offer new products and enhancements in a shorter time and at a lower cost than many of our competitors, through significant cost efficiencies in research and development. We believe that these strategies provide us with a flexible business model and enable us to respond to the cyclical changes in our industry.

Products

Test Systems

      We design, manufacture, sell and service a family of high-performance test systems that test analog, mixed-signal and RF semiconductors. Our current products are designed to provide our customers with the optimal level of test performance and functionality for their particular testing needs. The following table sets forth our current product offerings, their features and the devices tested by each product.

							Data
							Conversion		Complex
	Analog	Digital	RF	Multi-Site	Power	RF and	and Video		Mixed	Precision
Test System	Channels	Pins	Ports	Capability	Management	Wireless	Processing	Automotive	Signal	Linear	Discretes

ETS-600	320	256	32	64
ETS-364	160	128	16	64
ETS-564	160	48	—	64
ETS-500	100	48	—	32
ETS-300	160	32	—	32
ETS-200	80	16	—	16
ETS-200T	48	—	—	16

      ETS-600 and ETS-364. Introduced in 2001, the ETS-600 and ETS-364 offer our highest performance analog, mixed-signal and RF test platforms across a broad range of semiconductors. The systems were designed to maximize throughput capability by enabling SimulTestTM multi-site testing for up to 64 sites, through our SmartPinTM technology and our highest digital capabilities. The ETS-600 delivers our highest level of performance and functionality with up to 256 digital pins, over 320 analog channels, and up to 32 RF ports. The ETS-364 delivers up to 128 digital pins, over 160 analog channels, and up to 16 RF ports. The ETS-364 was designed to be fully compatible with the ETS-600 test system. Utilizing a common DUT interface and software command structure, the ETS-600 and ETS-364 offer customers a natural migration path between medium and large-scale, multi-site testing.

      ETS-564. We introduced the ETS-564 in 1996 as a low-cost, high-performance analog and mixed-signal test system for smart power and power management devices. The ETS-564 delivers up to 48 digital pins and over 160 analog channels. The system offers SimulTestTM multi-site testing with up to 64 site capability. The ETS-564 is an attractive production solution for analog and mixed-signal testing for smart power and power management devices. This product is primarily sold to existing ETS-500 users as replacements or to add additional testing capacity.

      ETS-500. Introduced in 1992, the ETS-500 is targeted toward high-volume, multi-site applications involving smart power and power management device testing. The ETS-500 was the first of our systems to offer our floating ground architecture and SimulTestTM multi-site testing capabilities. The ETS-500 offers up to 48 digital pins and over 100 analog channels, with up to 32 site capability. The ETS-500 offers an attractive level of electrical performance and high production throughput at a lower test platform price than many conventional solutions for testing smart power and power management devices.

      ETS-300 and ETS-200. We introduced the ETS-300 and ETS-200 in 1998 as low-cost, high-performance analog and mixed-signal test systems. The ETS-300 delivers up to 32 digital pins and over 160 analog channels. This system offers SimulTestTM multi-site testing with up to 32 site capability. The ETS-300 is an attractive solution for analog applications and applications requiring less significant digital capabilities for testing devices such as switching regulators, power factor controllers, and various automotive devices. The ETS-200 serves a similar market, but delivers up to 16 digital pins and up to 80 analog channels of throughput. The ETS-200 offers SimulTestTM multi-site testing with up to 16 site capability. The ETS-200 is intended for targeted applications such as operational amplifiers, low dropout regulators, and other analog applications, and/or applications requiring limited digital capabilities. The ETS-200 was designed to be fully compatible with the ETS-300 test system. Utilizing a common DUT interface and software command structure, the ETS-300 and ETS-200 offer customers a scalable migration path for multi-site, analog applications.

      ETS-200T. We introduced the ETS-200T in 2003 as a high-performance power field effect transistor, or FET, test system. The ETS-200T is designed to deliver high throughput with up to 16 site capability. We believe the ETS-200T offers the necessary software environment to make FET program development easy and effective. Our ability to test these devices in parallel provides our customers’ with an attractive test solution for the power FET testing market.

Software Products

      ATE operating software is required to design and run test routines, and to record and analyze the results of such test routines. Our Eagle VisionTM software is a feature-rich, user-friendly software platform, designed to help our customers rapidly develop test programs on our platforms. For example, our plotting tools facilitate quick and easy graphing of response data. Our automatic code generation tools help programmers avoid incorrect entries and our point-and-click status screens allow easy monitoring and adjustment of test system settings. The production environment offers numerous data aggregation options and supports multiple data output formats. Our software includes user-friendly tools for generation and analysis of test data that are enabled by simple point-and-click operations.

      We have developed our Eagle VisionTM software as the uniform operating environment for all of our various test platforms. This approach reduces our customers’ overall cost of ATE ownership by reducing the employee training and platform set-up time usually associated with bringing new test platforms on line. Eagle VisionTM, when combined with our ChameleonTM device interface hardware, provides our customers with a compatible test system upgrade path, allowing our customers to migrate devices to our new platforms without abandoning their investment in their existing Eagle Test systems and associated software and device interface hardware.

Technology

      SmartPinTM. Our patented SmartPinTM technology enables our products to generate and measure both current and voltage signals at each device pin. Furthermore, our SmartPinTM technology enables digital signal processing to be performed locally at each pin, which eliminates the need to move test data through a common signal bus for processing, thereby decreasing processing time, reducing interference and improving accuracy and yield. In addition to these features, SmartPinTM technology provides the capability to generate multiple signals of various ranges, which allows our customers to execute a full set of test routines with a single starting signal, eliminating the time required for additional software programming commands. In this way, SmartPinTM technology optimizes simultaneous, or parallel, testing across multiple sites on the same test system. We refer to this capability as SimulTestTM.

      ChameleonTM. Our ChameleonTM technology provides interoperability among different test platforms by allowing test application hardware from one test system to be used on another test system. ChameleonTM provides hardware compatibility among our various test platforms, as well as with test hardware from some of our competitors’ test platforms.

      Floating Resources. Our test platform architecture provides electrical separation between disparate test sites on the same piece of test equipment by eliminating the need for our test instrumentation resources to access power or move signals across a common electrical pathway. Because our floating resources have independent ground connections, interference normally associated with a common ground pathway is minimized, allowing each device’s results to remain isolated from the results of other adjacent sites. This leads to better test accuracies and fewer devices failing due to device-to-device errors.

Sales and Marketing

      We market and sell our products primarily through our direct sales organization, which consists of sales professionals, application engineers (technical sales support), technical marketing personnel and sales administrators. In most regions of the U.S. and Asia, we use our direct sales force exclusively. In Europe and in select regions of Asia, such as China and Taiwan, and in the Pacific Northwest region of the U.S., we utilize a combination of direct sales representatives and distributors. Our account managers oversee and manage our worldwide sales activity. As of June 30, 2004, we had 75 people in sales, marketing and applications, including 16 direct sales representatives, who provide account management, sales administration and technical sales support. Because we focus on the development of long-term relationships with major customers, the large majority of our sales and technical sales support personnel is located in close proximity to key customer sites.

      Our customers generally undertake an extensive evaluation of new test technology prior to adopting such technology. We work with potential customers with the goal of offering them a superior solution for their test requirements. In typical situations, our applications engineers are required to develop a custom test program designed to demonstrate our equipment’s performance and capability to address the customer’s specific needs. In cases involving existing customers, we typically work closely with their respective product development and production groups to help maximize the utility of our test systems throughout their organization and to align our product development efforts with their anticipated test requirements.

      We employ a sales model that emphasizes reducing the customer’s total cost-of-test per device rather than the acquisition cost of the individual test system. We demonstrate how a customer’s test costs can be reduced by utilizing our products in lieu of competitors’ test systems. We believe that the system price, throughput, accuracy, reliability, flexibility, size, upgradeability and maintenance costs of our test systems enable our customers to test semiconductors at a reduced overall cost-of-test per device compared with competing systems.

      We believe that strong service and support are critical to providing an overall lower cost-of-test solution. In addition to our applications engineering support staff, we maintain a global network of service personnel who seek to maximize test system up-time. We also offer services to enable our customers to maintain and effectively use our test systems, and to enhance our customer relationships. Our standard product warranty includes coverage of hardware products for one year from the date of purchase and warrants against defects in design, materials and workmanship. In order to minimize system down-time in the event of a service requirement, we typically ship a replacement product for any non-functional standard equipment within 24 hours of the service request. We also offer our customers additional support after the warranty period in the form of maintenance contracts or extended warranties.

Customers

      We target analog, mixed-signal and RF semiconductor manufacturers and related companies that serve a broad range of market segments. Since January 1, 2003, we have delivered over 325 test systems to more than 30 customers. Our customers include many of the world’s leading semiconductor manufacturers, IDMs, fabless design companies, and assembly and test subcontractors. Companies that use our systems include:

Advanced Semiconductor   Engineering, Inc.

Allegro MicroSystems, Inc.
Amkor Technology, Inc.
ChipPAC, Inc.
Fairchild Semiconductor   International, Inc.
Guidant Corporation
Hewlett-Packard Company
Intersil Corporation
Jiangsu Changjiang Electronics
National Semiconductor Corporation
NS Electronics Bangkok Ltd
ON Semiconductor Corporation
Texas Instruments Incorporated

      Our customers have historically been semiconductor device manufacturers, but our customer base has expanded to include assembly and test subcontractors, such as ChipPAC, Inc. and Amkor Technology, Inc. Semiconductor manufacturers and fabless semiconductor companies utilize these subcontractors to provide incremental capacity and to lower their fixed production costs. We believe that these companies represent a significant opportunity for the ATE industry.

      For the fiscal year ended September 30, 2003, two customers, National Semiconductor Corporation and Intersil Corporation, accounted for 38.8% and 20.0%, respectively, of our net revenue. For the six-month period ended March 31, 2004, two customers, National Semiconductor Corporation and Texas Instruments Incorporated, accounted for 47.0% and 23.7%, respectively, of our net revenue. These customers are the only customers who have accounted for 10% or more of our net revenue during these periods. We expect that a small number of customers will continue to represent a significant portion of our net revenue for the foreseeable future. Sales to customers in the United States accounted for approximately 71.1%, 45.8% and 42.1% of net revenue for the years ended September 30, 2001, 2002 and 2003, respectively. Sales to customers in Malaysia accounted for approximately 15.4%, 37.6% and 33.4% of net revenue for the fiscal years ended September 30, 2001, 2002 and 2003, respectively. Sales to customers in other locations accounted for approximately 13.5%, 16.6% and 24.5% of net revenue for the fiscal years ended September 30, 2001, 2002 and 2003, respectively.

Manufacturing and Assembly

      Our test platforms consist of standard products that we custom configure based on each customer’s specific needs. A large portion of our subassembly manufacturing is outsourced to contract manufacturers for PC board fabrication, automated assembly and the supply of machine parts. We believe this selected outsourcing strategy provides us with the flexibility to respond more rapidly to changes in industry conditions or demand for our test systems. We perform mechanical assembly, subassembly testing operations and final systems integration at our Illinois manufacturing facility in order to ensure quality. We focus on quality assurance by monitoring the various stages of the manufacturing process to identify areas for improvement and manage potential manufacturing issues. We are currently expanding our manufacturing capacity to meet increased customer demand and believe that our current and planned manufacturing capacity positions us favorably to respond to an upturn in our industry.

      Although our products consist mainly of standard components and prefabricated parts manufactured to our specifications, some components and subassemblies are purchased from a limited number of suppliers or sole source suppliers. We work closely with our suppliers to plan our inventory procurement in quantities that will minimize our inventory risks; however, we cannot be certain that shortages will not develop in the future. We purchase components and subassemblies through separate purchase orders and do not currently have any long-term purchase contracts with our suppliers. We believe our ability to procure components and subassemblies is a key determinant of our ability to provide our customers with quality products on a timely basis and we continue to evaluate alternative sources for the supply of our inventory.

Research and Development

      Our continued commitment to research and development and the timely introduction of new products, features and upgrades are integral to maintaining our competitive position. Our research and development efforts seek to address new opportunities and demands within our customer base and the industry. Our efforts are focused on the design of test systems that lower the overall cost-of-test for semiconductor companies. We concentrate on advancements in electrical performance, software tools, parallel test efficiency and test system resource density. We also focus on the design of modular hardware for rapid implementation of new features and a uniform software platform for operating compatibility across our entire line of test systems. This strategy reduces our overall product development cycles and development costs and maximizes our research and development resources. Our research and development activities are directed by individuals with significant expertise and industry experience. As of June 30, 2004, we had 43 employees dedicated to research and development.

      We leverage our engineering efforts by utilizing standard components whenever possible. We generally avoid the use of customized components, such as Application-Specific Integrated Circuits, or ASICs, when implementing functionality because it is easier to adapt standard semiconductor designs to changing requirements. This also eliminates high engineering risks and costs associated with ASIC design. We use standard PCs with Microsoft Windows as the main control computer of our test systems. The strategy of using industry standard products has proven successful, allowing us to leverage the significant investments made by the largest companies in the technology field, with minimal cost to us.

      Our expenditures for research and development for the six months ended March 31, 2004 were $2.4 million, representing 5.1% of net revenue. Our historical expenditures for fiscal 2003, 2002 and 2001 were $3.1 million, $3.2 million and $2.6 million, respectively, representing 5.6%, 12.5% and 6.9% of net revenue in each of the respective fiscal years.

Competition

      We face substantial competition in the ATE market throughout the world. Our principal competitors include Credence Systems Corporation, LTX Corporation and Teradyne, Inc. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or market developments by devoting greater resources to the development, promotion and sale of products. Some of our competitors also have broader product offerings, larger installed customer bases and more extensive customer support capabilities than we do. We expect our competitors to continue to improve the performance of and support for their current products and to introduce new products, technologies or services that could adversely affect sales of our current and future products. In addition, other test companies that do not currently focus on our target markets could choose to do so.

      We believe the primary competitive factors in the analog, mixed-signal and RF ATE markets are the overall cost-of-test, test accuracy, throughput, yield and support infrastructure. We believe we compete favorably with respect to each of these factors in the markets that we address. We do not currently compete for opportunities to test primarily digital semiconductors, such as memory devices or microprocessors, where more costly test systems with different capabilities are required to compete effectively.

Intellectual Property

      Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. As of June 30, 2004, we owned one U.S. patent and had one patent application that had been allowed that we expect will issue shortly. These patents will expire in approximately 18 years. While these patents are important and relate to some of our distinct technology, we have relied primarily on our trade secrets and copyright protection as well as confidentiality provisions to protect our intellectual property. Although most of our software is developed internally, we also rely on industry-standard licenses of intellectual property useful for our business.

      There are always risks that third parties may claim that we are infringing upon their intellectual property rights and we could be prevented from selling our products or services, or suffer significant litigation or licensing expenses as a result of these claims. In addition, third parties may infringe or design around our intellectual property rights, and we may expend significant resources enforcing our rights or suffer competitive injury with adverse effects on our results of operations. Our efforts to protect our intellectual property rights may be less effective in some foreign countries where intellectual property rights are not as well protected as in the U.S. For additional, important information, review the information set forth in “Risk Factors — Risks Related to Intellectual Property.”

Employees

      As of June 30, 2004, we had approximately 237 full time employees. Of our total employees, 43 were dedicated to research and development and 75 were dedicated to sales, marketing and applications. None of our employees located in the United States is represented by a union. Our employees in Europe are represented by workers’ councils. We believe our relationships with our employees are good.

Facilities

      Our corporate headquarters are currently located in Mundelein, Illinois, where we lease approximately 24,000 square feet of commercial space under a lease that expires in May 2005. We use this space for our principal sales, engineering, customer service and administrative purposes. To accommodate our growth, in

April 2004, we relocated our manufacturing headquarters to a new, temporary facility in Buffalo Grove, Illinois, where we sublease approximately 43,000 square feet through January 2005 with an option to extend the term of the lease for an additional six months. We expect to relocate our corporate headquarters and our manufacturing headquarters to a new, permanent facility currently under construction in Buffalo Grove, Illinois, which we expect to be completed by the end of December 2004. The new facility will consist of approximately 96,000 square feet and was designed by us specifically to maximize our engineering, system design and manufacturing capabilities and to accommodate future growth. We will lease this new facility pursuant to a lease agreement that will expire ten years from the date construction is complete.

      We also lease additional offices in Santa Clara, California; Tempe, Arizona; Bedford, New Hampshire; Singapore and Gyeonggi-Do, Korea. We perform various activities, including sales, customer service, training, research and development and applications engineering in some or all of these offices. We do not anticipate significant difficulty in obtaining lease renewals or alternate space as needed, although obtaining renewals or alternate space on acceptable terms cannot be assured. We also own a 12,000 square foot building in Mundelein, Illinois that is used for archival storage and a residence in Vernon Hills, Illinois principally used for travel purposes by out-of-town employees.

Legal Proceedings

      In the normal course of our business, we may be a party to legal proceedings. We are not currently a party to any material legal proceedings.

Backlog

      At March 31, 2004, our backlog, calculated on the basis of unfilled purchase orders with a firm delivery date for all products and services was $29.3 million, compared with $8.8 million at March 31, 2003. Since customers may cancel or delay their orders with little regard for potential penalties, and since new order volume may decrease very rapidly, our backlog at any particular date is not necessarily indicative of our future backlog or actual sales that may be generated for any succeeding period. In the past, our test systems have generally shipped within two or three months from the time we receive a customer’s purchase order, and we expect all of our backlog as of March 31, 2004 to ship prior to the end of fiscal 2004. Any change in our manufacturing capacity and the time it takes to ship our products will affect our level of backlog. Historically, our backlog levels have also fluctuated based on our customers’ ordering patterns and our inability to predict order trends in the semiconductor industry with any certainty. We undertake no obligation to update any backlog information to reflect events or circumstances after the date of such information and do not intend to report our backlog other than annually.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information regarding our directors, executive officers and key employees, including their ages as of June 30, 2004.

Name	Age	Position

Executive Officers and Directors
Leonard Foxman	59	Chief Executive Officer, President and Director
Theodore Foxman	29	Chief Operating Officer, Executive Vice President and Director
Stephen J. Hawrysz	45	Chief Financial Officer
Jack E. Weimer	47	Chief Technical Officer
Derek Abramovitch	34	Vice President of Internal Operations
Steven R. Dollens	47	Vice President of Product Development
Michael C. Child (1)	49	Director
Joseph Dox (1)	61	Director
Ross W. Manire (1)	52	Director
Jameson McJunkin (1)	29	Director
Other Key Employees
Dale Buxton	41	Vice President/ Asia
Rene Verhaegen	58	Vice President/ Europe

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

     Leonard Foxman. Mr. Foxman, our founder, has served as a director and as our Chief Executive Officer and President since 1976. Additionally, Mr. Foxman currently oversees our global sales effort. Mr. Foxman began his career in 1964 with Teletype Corporation, a wholly owned subsidiary of Western Electric (later Lucent-Bell Laboratories), where he served for ten years as an electrical engineer. At Teletype, Mr. Foxman was responsible for designing custom semiconductors for use in communications equipment. After leaving Teletype, Mr. Foxman worked as an applications engineer for Fairchild Semiconductor International, Inc., from June 1974 until August 1976, where he was responsible for assisting existing and potential customers with the use and application of Fairchild products. Leonard Foxman is the father of Theodore Foxman. Mr. Foxman holds a B.S. in Bioengineering from the University of Illinois.

      Theodore Foxman. Mr. Foxman has served as a director since October 2003, and as our Chief Operating Officer and Executive Vice President since June 2001 with responsibility for overseeing all aspects of our internal operations, including manufacturing, purchasing, legal affairs, information technology, corporate administration and customer service. Mr. Foxman joined us in December 1999 as an Account Specialist with responsibility for acting as the headquarters liaison for customer accounts. In October 2000, he became Corporate Counsel and Human Resources Manager with responsibility for overseeing our legal affairs and personnel matters. Prior to joining us, Mr. Foxman worked as a legal clerk for the law firm of Beerman, Swerdlove, Woloshin, Baresky, Becker, Genin & London. Theodore Foxman is the son of Leonard Foxman. Mr. Foxman holds a B.S. Microbiology from the University of Wisconsin and a J.D. from the DePaul College of Law.

      Stephen J. Hawrysz. Mr. Hawrysz has served as our Chief Financial Officer since March 2004. From November 1999 to March 2004, he served as the Chief Financial Officer of Participate Systems, Inc., a privately held software and services company. From August 1990 to May 1999, Mr. Hawrysz was Vice President and Chief Financial Officer of Westell Technologies, Inc., a publicly held telecommunications equipment manufacturer. From September 1989 to August 1990, he served as Assistant Controller at Wisconsin Central Transportation LTD. Prior to that, from June 1980 to September 1989, Mr. Hawrysz served as a public accountant with Arthur Andersen LLP in the Utilities and Telecommunications audit division. Mr. Hawrysz is a Certified Public Accountant with a B.S. in Accounting from the University of Illinois.

      Jack E. Weimer. Mr. Weimer has served as our Chief Technical Officer with responsibility for overseeing system architectural design, new product definition and engineering strategy since March 2004. From April 2002 to February 2004, he served as Director of Product Marketing with responsibility for system architectural design and new product definition. From October 1988 to April 2002, Mr. Weimer served as our Manager of Engineering where he oversaw all aspects of product development, including software, electrical and mechanical design. From June 1984 to September 1992, he served as our Manager of Applications Engineering and from December 1980 to June 1984, he served as a Manager in our test department. Mr. Weimer holds degrees from Valparaiso Technical Institute and Trinity International University.

      Derek Abramovitch. Mr. Abramovitch has served as our Vice President of Internal Operations since September 2001 with responsibility for direct management of all aspects of the manufacturing process, procurement, customer service and worldwide facilities. From January 2001 to September 2001, Mr. Abramovitch served as our Operations & Process Manager. From September 1998 to December 2000, Mr. Abramovitch worked in the corporate finance department of Ernst & Young LLP. Mr. Abramovitch holds a J.D. from DePaul College of Law, an M.B.A. and Graduate Degree in Asian Studies from McGill University and a Bachelor of Commerce from Concordia University.

      Steven R. Dollens. Mr. Dollens has served as our Vice President of Product Development since June 2004 where he oversees our product development activities. From October 2003 to June 2004, he served as our Vice President of Technical Marketing with responsibility for marketing, sales support and engineering management. From January 1997 to September 2003, Mr. Dollens served as our Director of Western Area Operations with responsibility for engineering management and regional office management. From October 1996 to January 1997, he served as an Applications Engineer for us. From June 1989 to September 1996, Mr. Dollens served as Director of Product and Test Engineering for IMP Inc. Mr. Dollens began his career in July 1976 working for Micro Power Systems, where he held numerous engineering and management positions until May 1989.

      Michael C. Child. Mr. Child has served as a director since October 2003. Since July 1982, Mr. Child has been employed by TA Associates, Inc., a private equity investment firm, where he currently serves as a Managing Director. Mr. Child currently serves as a director of Finisar Corporation. Mr. Child holds a B.S. in Electrical Engineering from the University of California at Davis and an M.B.A. from the Stanford Graduate School of Business.

      Joseph Dox. Mr. Dox has served as a director since June 2004. He is currently retired. From July 1987 to January 1994, Mr. Dox served in a variety of positions at Novellus Systems, Inc., a publicly-traded manufacturer of advanced automated wafer fabrication systems, including Vice President of Finance, Senior Vice President of Finance, and during his final two years with the company, President and Chief Operating Officer. From March 1983 until February 1986, Mr. Dox served as Vice President of Finance for Exel Microelectronics. Mr. Dox has also served as Director of Finance for SEEQ Technologies Inc. and as corporate controller for Applied Materials, Inc., a publicly-traded, wafer-fabrication solutions company. Mr. Dox currently serves on the board of directors, audit committee and compensation committee of Accent Optical Technologies, Inc. Mr. Dox received a B.S. in Accounting from Northern Arizona University and an M.B.A. from Santa Clara University.

      Ross W. Manire. Mr. Manire has served as a director since June 2004. Since September 2002, Mr. Manire has served as Chairman and Chief Executive Officer of Clearlinx Network Corporation, a wireless telecommunications infrastructure company. From September 2000 to June 2002, he served as President of the Enclosure Systems Division of Flextronics International, a global electronic manufacturing services company. From March 1999 until September 2000, Mr. Manire served as President and Chief Executive Officer of Chatham Technologies, Inc., a global manufacturer of electronic enclosures and integrated systems for the telecommunications industry. From August 1991 until December 1998, Mr. Manire worked for

51.1

U.S. Robotics and after its merger with U.S. Robotics, 3Com Corporation, during which tenure he served as Senior Vice President, Operations and Chief Financial Officer of U.S. Robotics, as Senior Vice President and General Manager of the Network Systems Division, and then as Senior Vice President of the Carrier Systems Division of 3Com Corporation. Mr. Manire has also served as a consultant to the controller’s department of Amoco Corporation, and was a partner in the Entrepreneurial services group of Arthur Young (now Ernst & Young). Mr. Manire currently serves on the board of directors and audit committee of Zebra Technologies Corporation and is on the board of trustees and executive committee of Davidson College. Mr. Manire is a Certified Public Accountant with an M.B.A. from the University of Chicago and a B.A. in Economics from Davidson College.

      Jameson McJunkin. Mr. McJunkin has served as a director since October 2003. Mr. McJunkin has been employed by TA Associates, Inc., a private equity investment firm, since August 2000 where he currently serves as a Vice President. Prior to joining TA Associates, Inc., he worked as a product manager with Cisco Systems and as a management consultant at the Boston Consulting Group. Mr. McJunkin holds an A.B. from the Woodrow Wilson School of Public and International Affairs at Princeton University and an M.B.A. from the Stanford Graduate School of Business.

      Dale Buxton. Mr. Buxton has served as our Singapore-based Vice President/ Asia since September 2002 with responsibility for managing our sales, applications and customer service efforts in Asia. Prior to joining us, Mr. Buxton concurrently served as the Business Manager for the Credence ATE product line in Southeast Asia and Technical Sales Manager for the TMT product line for Credence Systems Corporation from April 1999 to August 2002. Prior to Credence Systems Corporation acquiring TMT, Inc., Mr. Buxton served as International Sales Manager for TMT, Inc. From July 1996 to April 1999, he was employed by LTX Corporation as an Account Manager and subsequently the Business Development Manager for Chinese, Japanese and Korean accounts. Mr. Buxton holds a diploma from the Department of Defense Language School for Korean Language Studies, a B.S. in Finance from Touro College, a Master of Japanese Business Studies from Chaminade University, and a Certificate of Advanced Study in international management with a concentration in Mandarin Chinese from the American Graduate School of International Management.

      Rene Verhaegen. Mr. Verhaegen has served as our Vice President/ Europe since January 2004 with responsibility for managing our sales and customer service efforts in Europe. Prior to joining us, Mr. Verhaegen was employed by Credence Systems Corporation (and its predecessor Semiconductor Test Systems) from May 1987 to October 1993 and held the positions of Marketing Manager and Vice President of European Operations. In October 1993, Mr. Verhaegen was a member of a group that acquired the European operations from Credence Systems Corporation and formed a new entity called Credence Europa with these operations. Mr. Verhaegen became the Chairman and President of Credence Europa until it was sold back to Credence Systems Corporation in August 2000. Mr. Verhaegen then resumed his employment with Credence Systems Corporation until November 2003 and held the positions of General Manager/ European Field Operations and Senior Director NA East Field Operations. Mr. Verhaegen was also employed by Teradyne, Inc. for 11 years, in various sales and marketing positions. Mr. Verhaegen holds a B.S. in Electronic Engineering from the Rijkshogere Technische School in Hasselt, Belgium.

Board of Directors

      We currently have six directors, four of whom were elected as directors under board composition provisions of a stockholders agreement or our certificate of incorporation. The board composition provisions of the stockholders agreement and our certificate of incorporation will be terminated upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

      Following the offering, the board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. The board of directors will consist of two Class I directors (Messrs. Leonard Foxman and Dox), two Class II directors (Messrs. Theodore Foxman and Child) and two Class III directors (Messrs. McJunkin and Manire), whose initial terms will expire at the annual meetings of stockholders held in 2005, 2006 and 2007, respectively. We intend to expand the board of directors and elect one additional Class I director who will not be an officer or employee of Eagle Test, and who will be independent as defined under the rules of the Nasdaq Stock Market. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

      Leonard Foxman, our Chief Executive Officer and President, and Theodore Foxman, our Chief Operating Officer and Executive Vice President, each serves as a member of our board of directors. Leonard Foxman is the father of Theodore Foxman.

Board Committees

      Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functioning of all of our committees complies with the rules of the SEC and the Nasdaq Stock Market that are currently applicable to us, and we intend to comply with additional requirements to the extent that they become applicable to us.

      Audit Committee. Joseph Dox, Michael C. Child, Jameson McJunkin and Ross W. Manire currently serve on the audit committee. The audit committee’s responsibilities include, but are not limited to:

•	appointing, approving the compensation of, and assessing the independence of our independent auditor;

•	overseeing the work of our independent auditor, including the receipt and consideration of certain reports from the independent auditor;

•	resolving disagreements between management and our independent auditor;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent auditor;

•	reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent auditors and management; and

•	preparing the audit committee report required by SEC rules to be included in our proxy statements.

      Our board of directors has determined that each of Messrs. Dox and Manire qualifies as an “audit committee financial expert” as defined under the Securities Exchange Act of 1934 and the applicable rules of the Nasdaq Stock Market. In making its determination, our board considered the nature and scope of the experiences and responsibilities each of Messrs. Dox and Manire has previously had with reporting companies. Messrs. Dox and Manire are “independent” for audit committee purposes under the applicable rules of the Nasdaq Stock Market and the SEC. As required by applicable rules, within three months of the effective date of the registration statement, Mr. McJunkin will resign from the audit committee, and within twelve months of the effective date of the registration statement, Mr. Child will resign from the audit committee and will be replaced by a third “independent” director.

      Compensation Committee.                     ,                     and                     currently serve on the compensation committee. The compensation committee’s responsibilities include, but are not limited to:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving, or making recommendations to the board with respect to the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our incentive-based compensation plans and equity-based plans; and

•	reviewing and making recommendations to the board with respect to director compensation.

      Nominating and Corporate Governance Committee.                     ,                     and  currently serve on the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include, but are not limited to:

•	developing and recommending to the board criteria for board and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	establishing procedures for stockholders to submit recommendations for director candidates;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board a set of corporate governance guidelines; and

•	overseeing the evaluation of the board and management.

Director Compensation

Fees and Expenses

      Directors who are also our employees receive no additional compensation for their services as directors. Our non-employee directors each receive an annual fee from us of $15,000. In addition, we pay our non-employee directors a fee of $1,000 for each board meeting they attend and $500 for each committee meeting they attend. Each member of the audit committee receives an additional annual fee of $7,500, and each member of our other committees receives an additional annual fee of $2,500. Non-employee directors also are reimbursed for reasonable expenses incurred in connection with attending board and committee meetings. However, our directors who are affiliated with TA Associates, Inc. will forego board and board committee compensation, including the equity compensation described below, for so long as TA Associates, Inc. beneficially owns more than 10% of our common stock.

      Upon election to the board of directors, non-employee directors are granted an option to purchase 10,000 shares of our common stock, which is fully vested at the time of grant, and an option to purchase 10,000 shares of our common stock, which vests in equal installments over three years. Additionally, non-employee directors receive an annual option grant of 5,000 shares that vests in equal installments over four years. The exercise price of these stock options is the price determined by the board of directors. The vesting of these stock options will accelerate upon a change of control of Eagle Test.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of Eagle Test.

Executive Compensation

Compensation Earned

      The following summarizes the compensation earned during the fiscal year ended September 30, 2003, which we refer to as “fiscal 2003,” by our chief executive officer and our four other most highly compensated executive officers who were serving as executive officers on September 30, 2003 and whose total compensation exceeded $100,000. We refer to these individuals as our “named executive officers.”

Summary Compensation Table

	Annual Compensation

			All Other
Name and Principal Position	Salary	Bonus	Compensation

Leonard Foxman	$200,000	$72,200	$42,200	(1)
Chief Executive Officer, President and Director
Theodore Foxman	250,000	500,000	42,050	(2)
Chief Operating Officer, Executive Vice President and Director
Jack E. Weimer	98,753	275,251	34,708	(3)
Chief Technical Officer
Steven R. Dollens	166,905	351,046	40,780	(4)
Vice President of Product Development
Derek Abramovitch	106,250	120,330	28,436	(5)
Vice President of Internal Operations

(1)	Represents (i) a contribution of $16,702 made by us for the benefit of Mr. Foxman to the Money Purchase Pension Plan, (ii) a contribution of $20,000 made by us for the benefit of Mr. Foxman to the Profit Sharing Plan, (iii) a contribution of $3,298 made by us for the benefit of Mr. Foxman to the Employee Stock Ownership Plan, and (iv) payment of $2,200 for automobile expenses. Does not include $1,450,000 paid to Mr. Foxman by Pacific Support Group, Partners. See “Certain Relationships and Related Transactions — Transactions with Analog Test Institute, Inc. and Pacific Support Group, Partners.”

(2)	Represents (i) a contribution of $16,702 made by us for the benefit of Mr. Foxman to the Money Purchase Pension Plan, (ii) a contribution of $20,000 made by us for the benefit of Mr. Foxman to the Profit Sharing Plan, (iii) a contribution of $3,298 made by us for the benefit of Mr. Foxman to the Employee Stock Ownership Plan, and (iv) payment of $2,050 for automobile expenses. Does not include $1,012,500 paid to Mr. Foxman and immediate family members living in his household by Pacific Support Group, Partners. See “Certain Relationships and Related Transactions — Transactions with Analog Test Institute, Inc. and Pacific Support Group, Partners.”

(3)	Represents (i) a contribution of $15,880 made by us for the benefit of Mr. Weimer to the Money Purchase Pension Plan, (ii) a contribution of $15,493 made by us for the benefit of Mr. Weimer to the Profit Sharing Plan, (iii) a contribution of $2,555 made by us for the benefit of Mr. Weimer to the Employee Stock Ownership Plan, and (iv) payment of $780 for automobile expenses.

(4)	Represents (i) a contribution of $16,702 made by us for the benefit of Mr. Dollens to the Money Purchase Pension Plan, (ii) a contribution of $20,000 made by us for the benefit of Mr. Dollens to the Profit Sharing Plan, (iii) a contribution of $3,298 made by us for the benefit of Mr. Dollens to the Employee Stock Ownership Plan, and (iv) payment of $780 for automobile expenses.

(5)	Represents (i) a contribution of $13,114 made by us for the benefit of Mr. Abramovitch to the Money Purchase Pension Plan, (ii) a contribution of $12,795 made by us for the benefit of Mr. Abramovitch to the Profit Sharing Plan, (iii) a contribution of $2,110 made by us for the benefit of Mr. Abramovitch to the Employee Stock Ownership Plan, and (iv) payment of $417 for automobile expenses.

     Stephen J. Hawrysz, our Chief Financial Officer, began his employment with us in March 2004. His annual base salary is $170,000 and he is eligible for an annual performance bonus as well as participation in the Money Purchase Pension Plan, Profit Sharing Plan and Employee Stock Ownership Plan. See “— Agreements with Executive Officers.”

Option Grants in Last Fiscal Year

      There were no individual grants of stock options to any of the named executive officers during fiscal 2003. In fiscal 2004, we have granted to certain of our named executive officers, other employees and non-employee directors options to purchase an aggregate of 652,500 shares of our common stock under our 2003 Stock Option and Grant Plan. Of these options, Mr. Theodore Foxman was granted an option to purchase 37,500 shares at an exercise price of $6.00 per share and an option to purchase 37,500 shares at an exercise price of $6.60 per share. Mr. Weimer was granted an option to purchase 15,000 shares at an exercise price of $6.00 per share and an option to purchase 55,000 shares at an exercise price of $10.00 per share. Mr. Dollens was granted an option to purchase 40,000 shares at an exercise price of $6.00 per share and an option to purchase 80,000 shares at an exercise price of $10.00 per share. Mr. Abramovitch was granted an option to purchase 20,000 shares at an exercise price of $6.00 per share and an option to purchase 70,000 shares at an exercise price of $10.00 per share. Mr. Hawrysz was granted an option to purchase 50,000 shares at an exercise price of $7.00 per share and an option to purchase 30,000 shares at an exercise price of $10.00 per share. Messrs. Dox and Manire were each granted options to purchase an aggregate of 20,000 shares at an exercise price of $10.00 per share.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      None of our named executive officers or directors exercised or held any options during fiscal 2003 or exercised options thus far in fiscal 2004.

Employee Benefit Plans

2003 Stock Option and Grant Plan

      Our 2003 Stock Option and Grant Plan, or 2003 Option Plan, was adopted by our board of directors and approved by our stockholders in September 2003. We reserved 683,790 shares of our common stock for the issuance of awards under the 2003 Option Plan.

      The 2003 Option Plan is administered by either a committee of at least two directors appointed by our board of directors, or by our full board of directors. The administrator of the 2003 Option Plan has full power and authority to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award, subject to the provisions of the 2003 Option Plan.

      The 2003 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards to officers, employees, directors, consultants and other key persons. Stock options granted under the 2003 Option Plan have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of the common stock on the date of grant.

      In the event of a merger, sale of assets or dissolution of Eagle Test, or a similar “sale event” in which all awards are not assumed or substituted by the successor entity, all stock options and the 2003 Option Plan will terminate upon the effective time of such sale event following an exercise period. Restricted stock shall be treated as provided in the relevant award agreement. In the event of a sale event in which awards are assumed or substituted by the successor entity, then such award shall become fully vested and exercisable in the event a grantee’s employment or service relationship is terminated within eighteen months following the sale event by Eagle Test or by a successor entity without “cause” or by the grantee for “good reason,” as such terms are defined in the 2003 Option Plan.

      In connection with the adoption of our 2004 Stock Option and Incentive Plan, which is discussed in detail below, our board of directors determined not to grant any further awards under the 2003 Option Plan.

2004 Stock Option and Incentive Plan

      Our 2004 Stock Option and Incentive Plan, or 2004 Option Plan, was adopted by our board of directors and approved by our stockholders in                     , 2004. The 2004 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, and dividend equivalent rights. We reserved                      shares of our common stock for the issuance of awards under the 2004 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2004 Option Plan also will be available for future awards. As of                     , 2004, no awards had been granted under the 2004 Option Plan.

      The 2004 Option Plan is administered by either a committee of at least two non-employee directors, or by our full board of directors. The administrator of the 2004 Option Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2004 Option Plan.

      All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2004 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2004 Option Plan. For example, no more than                      shares of stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period.

      The exercise price of stock options awarded under the 2004 Option Plan may not be less than the fair market value of the common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2004 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

      To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

      Automatic grants of stock options are made to our non-employee directors under the 2004 Option Plan. Each non-employee director, except those directors associated with TA Associates, will automatically be granted upon his or her election to the board, a non-qualified stock option to acquire 10,000 shares of common stock which becomes exercisable immediately, and an additional non-qualified option to acquire 10,000 shares of common stock which becomes exercisable in equal installments over three years. In addition, each non-employee director who is serving as a director of the company on the fifth business day after each annual meeting of stockholders will automatically be granted on such day a non-qualified option to acquire 5,000 shares of common stock which becomes exercisable in equal installments over four years. The exercise price of each of these non-qualified options will be equal to the fair market value of the common stock on the date of grant. These non-qualified options will expire ten years from the date of grant. The administrator also may make discretionary grants of non-qualified options to non-employee directors.

      Stock appreciation rights may be granted under our 2004 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

      Restricted stock may be granted under our 2004 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

      Deferred and unrestricted stock awards may be granted under our 2004 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the administrator shall determine. Our 2004 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

      Dividend equivalent rights may be granted under our 2004 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and subject to other conditions, as the administrator shall determine.

      Unless the administrator provides otherwise, our 2004 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

      In the event of a merger, sale or dissolution of the Eagle Test, or a similar “sale event,” all stock options and stock appreciation rights granted under the 2004 Option Plan will automatically become fully exercisable and all other awards granted under the 2004 Option Plan will become fully vested and non-forfeitable. In addition, upon the effective time of any such sale event, the 2004 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards.

      No awards may be granted under the 2004 Option Plan after                     , 2014. In addition, our board of directors may amend or discontinue the 2004 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in the company’s stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options. Further, amendments to the 2004 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2004 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2004 Option Plan, (iv) is required by the Nasdaq National Market rules, or (v) is required by the Internal Revenue Code to ensure that incentive options are tax-qualified.

2004 Employee Stock Purchase Plan

      Our 2004 Employee Stock Purchase Plan, or 2004 Stock Purchase Plan, was adopted by our board of directors and approved by our stockholders in                     , 2004 and becomes effective upon the effectiveness of the registration statement of which this prospectus is a part. Our 2004 Stock Purchase Plan authorizes the issuance of up to a total of                      shares of our common stock to participating employees.

      A person or persons appointed by our board of directors administers the 2004 Stock Purchase Plan. The plan administrator has full and exclusive authority to administer and interpret the 2004 Stock Purchase Plan.

      All of our employees, including employees of any participating subsidiaries, who have been employed by us for at least 60 days and whose customary employment is for more than 20 hours a week and for more than five months in any calendar year, are eligible to participate in our 2004 Stock Purchase Plan. Any employee who owns 5% or more of the voting power or value of our stock is not eligible to participate in our 2004 Stock Purchase Plan.

      We will make one or more offerings to our employees to purchase stock under our 2004 Stock Purchase Plan. The first offering will begin on the date that the registration statement of which this prospectus is a part becomes effective and will end on March 31, 2005. Subsequent offerings will usually begin on each April 1 and October 1 and will continue for a six-month period, referred to as an offering period.

      Each employee who is a participant in our 2004 Stock Purchase Plan may purchase shares by authorizing payroll deductions of up to 10% of his or her cash compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. For purposes of the initial offering period, the fair market value of the common stock on the first day of the offering period will be the offering price to the public in this offering. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock under our 2004 Stock Purchase Plan in any calendar year. No common stock has been issued to date under our 2004 Stock Purchase Plan.

      The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under our 2004 Stock Purchase Plan terminate upon voluntary withdrawal from our 2004 Stock Purchase Plan or when the employee ceases employment for any reason.

      Our 2004 Stock Purchase Plan may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our common stock that is authorized under the plan and certain other amendments require the approval of our stockholders. Our board of directors may, in its discretion, choose a different offering period for each subsequent offering and also may prospectively change the method for determining the purchase price for shares of common stock under our 2004 Stock Purchase Plan.

Profit Sharing Plan

      We have established and maintained a Profit Sharing Plan for our eligible employees. Eligible employees are defined as those who have completed one year of service and have attained the age 21. We may make an annual discretionary contribution to the Profit Sharing Plan for the benefit of these employees. Employees are fully vested after achieving five years of service. Our Profit Sharing Plan is intended to constitute a qualified plan under Section 401(a) of the Internal Revenue Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Internal Revenue Code.

Money Purchase Pension Plan

      We have established and maintained a Money Purchase Pension Plan for our eligible employees. Eligible employees are defined as those who have completed one year of service and have attained the age 21. We make annual contributions to the Money Purchase Pension Plan based on a fixed formula for the benefit of these employees. Employees are fully vested after achieving five years of service. Our Money Purchase Pension Plan is intended to constitute a qualified plan under Section 401(a) of the Internal Revenue Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Internal Revenue Code. We intend to terminate the Money Purchase Pension Plan prior to the completion of this offering.

Employee Stock Ownership Plan

      We have established and maintained an Employee Stock Ownership Plan for our eligible employees. Eligible employees are defined as those who have completed one year of service and have attained the age 21. We make an annual discretionary contribution to the Employee Stock Ownership Plan in the form of shares of our common stock for the benefit of these employees. The assets of the Employee Stock Ownership Plan are invested primarily in our common stock. Employees are fully vested after achieving five years of service. Our Employee Stock Ownership Plan is intended to constitute a qualified plan under Section 401(a) of the Internal Revenue Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Internal Revenue Code.

Agreements with Executive Officers

Employment Agreements

      On September 30, 2003, we entered into employment agreements with Messrs. Leonard Foxman and Theodore Foxman. These agreements are automatically renewed upon the completion of the initial one-year term for successive one-year periods until either we or the officer gives 30 days prior written notice of intent not to extend. Leonard Foxman’s and Theodore Foxman’s employment agreements call for the payment of $350,000 and $400,000 in annual base salary, respectively, rights to participate in bonus plans generally available to executives and the provision of standard insurance and retirement benefits for each of them. The agreements require them to refrain from competing with us and from hiring our employees for a period of five years following the termination of their employment with us for any reason. Their employment agreements also each provide for severance payments to the officer in the event his employment with us is terminated as a result of his disability. In addition, in the case of termination by an officer for good reason, or by us without cause, the officer will receive 100% salary continuation for a period of three years from the date of termination and the partially employer-subsidized continuation of group health plan benefits for the same period.

      We also entered into similar employment agreements with Messrs. Hawrysz, Weimer, Dollens and Abramovitch, who pursuant to their respective agreements are to be paid an annual base salary of $170,000, $150,000, $250,000 and $150,000, respectively. Each of these agreements is similar in all material respects to the employment agreements described above, except that each of these agreements requires the officer to refrain from competing with us and from hiring our employees for a period of two years following the termination of the officer’s employment agreement for any reason. Additionally, in the case of termination by an officer for good reason, or by us without cause, the officer will receive continuation of his salary at a rate of 50% of his base salary for a period of two years from the date of termination and partially employer-subsidized continuation of group health plan benefits for twelve months following the date of termination.

Non-Competition Agreement

      In addition to the non-competition provisions contained in Mr. Leonard Foxman’s employment agreement with us, as an inducement to TA Associates, Inc. to invest in us and in consideration of the redemption of his stock by us in connection with TA Associates’ investment in us, we entered into a non-competition agreement with Mr. Leonard Foxman wherein Mr. Foxman agreed to refrain from competing with us and from hiring our employees for a period ending on the later of September 30, 2008 or two years following the termination of his employment with us for any reason.

Limitation of Liability and Indemnification

      As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

      In addition, our by-laws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

      We have entered into indemnification agreements with each of our directors. These agreements provide that we will indemnify each of our directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available .

      We also maintain a general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

      At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Arrangements with TA Associates

      General. In September 2003, affiliates of TA Associates, Inc. purchased 3,436 shares of our series A convertible preferred stock for a total purchase price of $65.0 million. Affiliates of TA Associates also purchased $30.0 million in principal amount of 12% senior subordinated convertible notes due September 30, 2009. Michael C. Child, one of our directors, is a Managing Director of TA Associates, and Jameson McJunkin, also one of our directors, is a Vice President of TA Associates. TA Associates and its affiliates are collectively referred to in this section as TA Associates.

      Series A Convertible Preferred Stock. Our certificate of incorporation contains customary provisions relating to the series A convertible preferred stock regarding liquidation and sale preference, voting rights and required approvals of certain transactions, among others. Upon the completion of this offering, all of the shares of series A convertible preferred stock will convert into an aggregate of 8,590,248 shares of our common stock and 3,436 shares of our redeemable preferred stock. All of the shares of redeemable preferred stock will then be immediately redeemed for an aggregate of $32.5 million.

      Convertible Notes; Warrants. The note purchase agreement executed in connection with the issuance of the senior subordinated convertible notes to TA Associates contains covenants, events of default and other customary provisions. Upon the completion of this offering, the senior subordinated convertible notes held by affiliates of TA Associates will convert into $29.995 million in principal amount, plus accrued and unpaid interest, of 12% senior subordinated notes due September 30, 2009 and warrants to purchase 525,040 shares of our common stock. These senior subordinated notes will be immediately repurchased upon issuance for an aggregate of approximately $           million. The warrants to be issued will have an exercise price of $0.01 per share and will expire on September 30, 2013. The holders of the warrants will have a right to sell the warrants to us any time after September 30, 2008, at their election, for the fair market value of the warrants. TA Associates intends to exercise the warrants for common stock prior to the completion of this offering, and upon such exercise, the right to sell the warrants to us terminates. See “Description of Capital Stock — Warrants.”

Stockholders Agreement

      In connection with the investment in us by TA Associates, we entered into a stockholders agreement, dated as of September 30, 2003, with TA Associates, and Leonard and Theodore Foxman, both of whom are directors, executive officers and significant stockholders, and Jack E. Weimer and Steven R. Dollens, both of whom are executive officers. The stockholders agreement contains customary transfer restrictions, rights of first refusal and co-sale, preemptive rights and voting obligations. The stockholders agreement also enables TA Associates to require all of the other stockholders to participate in a sale event in which it elects to participate. These provisions, as well as most other provisions, of the stockholders agreement terminate upon the closing of this offering. However, certain provisions of the stockholders agreement survive the closing of this offering. In particular, the surviving provisions include our covenant to indemnify TA Associates, including its associated investment funds, subject to exceptions, for damages, expenses, losses or diminutions in value arising out of, based upon or by reason of any third party or governmental claims relating to their status as a security holder, creditor, director, agent, representative or controlling person of us, or otherwise relating to their involvement with us. In addition, we have covenanted to reimburse TA Associates up to an annual limit of $40,000 for costs and expenses incurred in connection with its ongoing investment in us, which covenant also survives the closing of this offering.

Registration Rights Agreement

      In connection with the investment in us by TA Associates, we entered into a registration rights agreement, dated as of September 30, 2003, with TA Associates, Leonard and Theodore Foxman, Jack E. Weimer and Steven R. Dollens. Pursuant to this agreement, under certain circumstances these stockholders are entitled to require us to register their shares of common stock under the securities laws for resale. See “Description of Capital Stock — Registration Rights.”

Redemption of Common Stock; Special Dividend

      We used the $95 million of aggregate proceeds from the sale of our series A convertible preferred stock and 12% senior subordinated convertible notes to TA Associates to redeem shares of common stock from Leonard Foxman, Foxman Family LLC, Eagle Test Systems, Inc. Employee Stock Ownership Plan, Jack E. Weimer and Steven R. Dollens as set forth below. The members of Foxman Family LLC are two trusts for the benefit of Theodore Foxman and his descendants, of which Theodore Foxman is trustee and which trusts have an 85.7% economic interest in Foxman Family LLC, and two trusts for the benefit of Mrs. Robin Cleek and her descendants, of which Mrs. Cleek is trustee, and which trusts have a 14.3% economic interest in Foxman Family LLC. Leonard Foxman is the manager of Foxman Family LLC, and is the father of both Theodore Foxman and Robin Cleek. Also, in connection with TA Associates’ investment in us, we paid special dividends to such individuals and entities as set forth below.

	Number of	Aggregate	Aggregate Amount
Holder	Shares Redeemed	Redemption Price	of Special Dividends

Leonard Foxman	4,576,350	$48,339,484	$7,909,755
Foxman Family LLC	2,885,938	30,483,843	4,988,048
Employee Stock Ownership Plan	1,390,943	14,692,385	2,404,105
Jack E. Weimer	127,748	1,349,373	220,797
Steven R. Dollens	12,773	134,915	22,076

Loans to Officers and Directors

      Leonard Foxman borrowed an aggregate principal amount of $58,500 pursuant to two loans from us in 1999 to partially fund the purchase of an automobile. These loans bore interest at a rate of 5.0% per annum. On September 29, 2003, Mr. Foxman satisfied these loans in full by repaying an aggregate of $71,130, representing the total principal and interest outstanding under these loans on such date, which amount was the largest amount outstanding under the loans. Mr. Foxman currently has no loans outstanding from us.

Transactions with Analog Test Institute, Inc. and Pacific Support Group, Partners

      Commencing in fiscal 2001, we engaged Analog Test Institute, Inc. to provide consulting, management, sales and testing services to us pursuant to a Contract Services Agreement dated as of May 31, 2001. Analog Test Institute is owned and controlled by Leonard Foxman and Theodore Foxman. Under the terms of this agreement, Analog Test Institute received a designated percentage of our annual income before taxes and a percentage of our sales revenue in excess of projections. In fiscal 2001 and 2002, we made payments to Analog Test Institute of $2.0 million and $1.0 million, respectively. We did not make any payments to Analog Test Institute in fiscal 2003. In fiscal 2002, Leonard Foxman received payments from Analog Test Institute in the aggregate of $760,000 and Theodore Foxman received a payment from Analog Test Institute of $60,000. No payments were made by Analog Test Institute to Leonard Foxman or Theodore Foxman in fiscal 2001 or fiscal 2003.

      Analog Test Institute assigned this agreement to Pacific Support Group, Partners on March 31, 2003. Pacific Support Group, Partners is controlled by Leonard Foxman and Theodore Foxman, and owned by Leonard Foxman and Theodore Foxman and other immediate family members. We entered into an Amended and Restated Contract Services Agreement with Pacific Support Group, Partners on April 1, 2003, whereby Pacific Support Group, Partners agreed to provide us with consulting, management and support services. We paid $476,000 to Pacific Support Group, Partners in fiscal 2003. This agreement was terminated during fiscal 2003. In fiscal 2003, Leonard Foxman received payments from Pacific Support Group, Partners in the aggregate of $1.5 million, and Theodore Foxman and his immediate family members living in his household received payments from Pacific Support Group, Partners in the aggregate of $1.0 million.

      We currently have no agreements or arrangements with either of Analog Test Institute or Pacific Support Group, Partners.

Indemnification and Employment Agreements

      We have agreed to indemnify our directors and officers in certain circumstances. See “Management — Limitation of Liability and Indemnification.” We have also entered into employment agreements and non-competition agreements with our executive officers. See “Management — Agreements with Executive Officers.”

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock, as of June 30, 2004, and as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

      Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2004 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage ownership calculations are based on 13,986,495 shares outstanding as of June 30, 2004, which assumes the conversion of all outstanding shares of our series A convertible preferred stock into an aggregate of 8,590,248 shares of common stock that will occur at the closing of this offering.

      The selling stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of                      shares to cover over-allotments, if any. Information in the following table assumes that the underwriters do not exercise their over-allotment option.

	Beneficial Ownership			Beneficial Ownership
	Prior to Offering			After Offering

	Shares		Shares	Shares
Name and Address of	Beneficially		Being	Beneficially
Beneficial Owner (1)	Owned	Percentage	Offered	Owned	Percentage

TA Associates Funds (2)	9,115,288	62.8%
Leonard Foxman (3)	5,311,938	38.0	—
Theodore Foxman (4)	16,920	*	—
Eagle Test Systems, Inc. Employee Stock Ownership Plan (5)	834,565	6.0	—
Jack E. Weimer (6)	115,884	*	—
Steven R. Dollens (7)	41,492	*	—
Derek Abramovitch (8)	8,770	*	—
Michael C. Child (9)	9,115,288	62.8
Joseph Dox (10)	10,556	*	—
Ross W. Manire (11)	10,556	*	—
Jameson McJunkin (12)	9,115,288	62.8
All executive officers and directors as a group (10 persons) (13)	14,563,065	100.0%

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Except as otherwise indicated, addresses are c/o Eagle Test Systems, Inc., 620 S. Butterfield Road, Mundelein, IL 60060. The address of TA Associates, Inc., Mr. Child and Mr. McJunkin is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110.

(2)	Amounts shown reflect the aggregate number of shares of common stock held by TA IX L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors LLC and TA Subordinated Debt Fund, L.P. (collectively, the “TA Associates Funds”), assuming the conversion of 3,436 shares of our series A convertible preferred stock into 8,590,248 shares of our common stock. Includes 525,040 shares of our common stock subject to warrants that will be issued upon conversion of our senior subordinated convertible notes.

Investment and voting control of the TA Associates Funds is held by TA Associates, Inc. No stockholder, director or officer of TA Associates, Inc. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a four-person investment committee consisting of the following employees of TA Associates: Messrs. Michael C. Child, Jameson McJunkin, C. Kevin Landry and P. Andrews McLane. Mr. Child is a Managing Director of TA Associates, Inc., the manager of the general partner of TA IX L.P. and TA Subordinated Debt Fund L.P.; the manager of TA Investors LLC; and the general partner of TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Mr. McJunkin is a Vice President of TA Associates, Inc. See Notes 9 and 12 below.

(3)	Includes 1,731,562 shares held by Foxman Family LLC, of which Leonard Foxman is the manager. Leonard Foxman has voting and investment power with respect to the shares held of record by Foxman Family LLC and is the father of Theodore Foxman and Robin Cleek. Leonard Foxman has no economic interest in Foxman Family LLC. The members of Foxman Family LLC are two trusts for the benefit of Theodore Foxman and his descendants, of which Theodore Foxman is the trustee and which trusts have an 85.7% economic interest in Foxman Family LLC, and two trusts for the benefit of Mrs. Robin Cleek and her descendants, of which Mrs. Cleek is the trustee and which trusts have a 14.3% economic interest in Foxman Family LLC. Also includes 834,565 shares held by the Employee Stock Ownership Plan, of which Leonard Foxman is the trustee, which position has voting and investment power in connection with certain matters with respect to such shares. Leonard Foxman disclaims beneficial ownership of such shares, except to the extent of 27,645 shares which he holds as a participant in the Employee Stock Ownership Plan.

(4)	Includes 10,938 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2004. Also includes 5,982 shares Theodore Foxman holds as a participant in the Employee Stock Ownership Plan. Does not include 1,731,562 shares held by Foxman Family LLC, in which trusts for the benefit of Theodore Foxman and his descendants have an 85.7% economic interest, but over which Theodore Foxman does not have voting or investment power. Theodore Foxman is the trustee of such trusts.

(5)	Leonard Foxman is the trustee of the Employee Stock Ownership Plan and has voting or investment power in connection with certain matters with respect to the shares held by such plan. Common stock held by the Employee Stock Ownership Plan on behalf of executive officers are reported in the Employee Stock Ownership Plan’s and the trustee’s common stock ownership listing as well as in the common stock ownership listings for the respective executive officers and for executive officers and directors as a group.

(6)	Includes 4,480 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2004. Also includes 34,756 shares which Mr. Weimer holds as a participant in the Employee Stock Ownership Plan.

(7)	Includes 9,167 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2004. Also includes 24,662 shares which Mr. Dollens holds as a participant in the Employee Stock Ownership Plan.

(8)	Includes 5,833 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2004. Also includes 2,937 shares Mr. Abramovitch holds as a participant in the Employee Stock Ownership Plan.

(9)	Mr. Child is a managing director of TA Associates, Inc. and may be considered to have beneficial ownership of TA Associates, Inc.’s interest in us. Mr. Child disclaims beneficial ownership of all such shares. See Note 2 above.

(10)	Includes 10,556 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2004.

(11)	Includes 10,556 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2004.

(12)	Mr. McJunkin is a vice president of TA Associates, Inc. and may be considered to have beneficial ownership of TA Associates, Inc.’s interest in us. Mr. McJunkin disclaims beneficial ownership of all such shares. See Note 2 above.

(13)	Includes 51,530 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2004, and includes 525,040 shares of our common stock subject to warrants that will be issued upon conversion of our senior subordinated convertible notes.

DESCRIPTION OF CAPITAL STOCK

General

      Upon completion of this offering, our authorized capital stock will consist of                      shares of common stock, par value $0.01 per share, and                      shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

      As of June 30, 2004, there were 5,396,248 shares of our common stock outstanding held by five stockholders of record, 3,436 shares of our series A preferred stock outstanding held by five stockholders of record and options to purchase 652,500 shares of our common stock under our stock option plans. Upon the closing of this offering, each share of our currently outstanding series A preferred stock will be converted into 2,500 shares of common stock and one share of redeemable preferred stock that will be immediately redeemed for $9,459 per share in cash. In addition, at the time of the offering, warrants to purchase 525,040 shares of our common stock will be outstanding.

Common Stock

      The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

      In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred Stock

      Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to                      shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock.

      Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Warrants

      There are currently no outstanding warrants. However, upon the conversion of our senior subordinated convertible notes in connection with the consummation of this offering, we will issue warrants to purchase an aggregate of 525,040 shares of our common stock. These warrants will have an exercise price of $0.01 per share, and will expire on September 30, 2013. The holders of the warrants will have a right to sell the warrants to us any time after September 30, 2008, at their election, for the fair market value of the warrants. The fair market value will be determined by an independent appraiser. TA Associates intends to exercise the warrants for common stock prior to the completion of this offering, and upon such exercise, the right to sell the warrants to us terminates.

Registration Rights

      We entered into a registration rights agreement, dated as of September 30, 2003, with affiliates of TA Associates, Leonard Foxman, Foxman Family LLC, Eagle Test Systems, Inc. Employee Stock Ownership Plan, Jack E. Weimer and Steven R. Dollens.

      Demand Registration Rights. At any time more than 180 days after the effective date of this offering, subject to exceptions, TA Associates has a right to demand that we file a registration statement covering the offer and sale of our stock held by it and its affiliates. After the completion of this offering, affiliates of TA Associates will own                      shares of our common stock. If we are eligible to file a registration statement on Form S-3, TA Associates has the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement exceeds $500,000. We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement or if we are in possession of material nonpublic information that it would not be in our best interests to disclose. We are not obligated to file a registration statement on Form S-1 on more than three occasions and are not obligated to file a registration statement on Form S-3 more than twice in any 12-month period. This offering will not count toward these limits.

      Piggyback Registration Rights. All parties to the registration rights agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

      Expenses of Registration. We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

      Indemnification. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Certain Anti-Takeover Provisions of Our Certificate of Incorporation and By-laws

      Our certificate of incorporation and by-laws will, upon completion of this offering, include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

      Board Composition and Filling Vacancies. In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

      No Written Consent of Stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

      Meetings of Stockholders. Our by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

      Advance Notice Requirements. Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

      Amendment to By-laws and Certificate of Incorporation. As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our by-laws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

      Undesignated Preferred Stock. Our certificate of incorporation provides for                      authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

      Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Nasdaq National Market Listing

      We have applied to the Nasdaq National Market for the quotation of our common stock under the trading symbol “EGLT.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is                     .

SHARES ELIGIBLE FOR FUTURE SALE

      Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for quotation on the Nasdaq National Market, we cannot assure you that there will be an active public market for our common stock.

      Upon completion of this offering, we will have outstanding an aggregate of                      shares of common stock, assuming the issuance of                      shares of common stock offered hereby and no exercise of options after June 30, 2004. Of these shares, the                      shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.

      The remaining                     shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares,                      shares will be subject to “lock-up” agreements described below on the effective date of this offering. The 834,565 shares held by our Employee Stock Ownership Plan are not subject to the lock-up agreements and unless we expressly state otherwise are not included in the discussion below. On the effective date of this offering, there will be no shares which are not subject to lock-up agreements and eligible for sale pursuant to Rule 144(k). Upon expiration of the lock-up agreements 180 days after the effective date of this offering,                      shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

Days After Date of	Shares Eligible
This Prospectus	for Sale	Comment

Upon Effectiveness		Shares sold in the offering
Upon Effectiveness	0	Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up
90 Days	0	Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days		Lock-up released; shares saleable under Rules 144 and 701
Thereafter	0	Restricted securities held for one year or less

Employee Benefit Plans

      As of June 30, 2004, there were a total of 652,500 shares of common stock subject to outstanding options under our 2003 Option Plan, approximately 42,656 of which were vested and exercisable. However, all of these shares are subject to lock-up agreements. All options held by our officers and directors are subject to 180 day lock-up agreements. Immediately after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under the 2003 Option Plan, the 2004 Option Plan and the 2004 Stock Purchase Plan. On the date which is 180 days after the effective date of this offering, a total of approximately            shares of common stock subject to outstanding options will be vested and exercisable. After the effective dates of the registration statements on Form S-8, shares purchased pursuant to the 2003 Option Plan, the 2004 Option Plan or the 2004 Stock Purchase Plan generally would be available for resale in the public market.

      Our Employee Stock Ownership Plan will not sell any of its shares of our common stock in the offering. Upon completion of the offering, the Employee Stock Ownership Plan will be able to sell or distribute its shares of our common stock under certain circumstances.

Lock-Up Agreements

      All directors, officers and stockholders other than the Employee Stock Ownership Plan have entered into lock-up agreements under which they have agreed not to directly or indirectly transfer, dispose of, or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock until a date that is 180 days after the date of this prospectus. Transfers or dispositions can be made sooner:

•	by gift, will or intestate succession to immediate family members; and

•	to any trust for the direct or indirect benefit of the transferor or his or her immediate family.

provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the 180 days. In addition, transfers or dispositions can be made sooner with the prior written consent of the underwriters.

      In addition, we have agreed that, without the prior written consent of the underwriters, we will not, directly or indirectly, offer, sell or dispose of, or enter into any swap or derivatives transaction with respect to, any shares of our common stock, any security convertible into or exchangeable for shares of our common stock until a date that is 180 days after the date of this prospectus. In addition, we have agreed not to cause the Employee Stock Ownership Plan to dispose of any shares of our common stock, including through the termination or amendment of the Employee Stock Ownership Plan without the prior written consent of the underwriter. Our agreement with the underwriters provides, however, that we may, without such consent:

•	grant options and sell shares pursuant to our currently existing stock plans and employee benefits plans.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

      Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

      The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, such securities may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with the one-year minimum holding period requirement under Rule 144.

Registration Rights

      Upon completion of this offering, the holders of at least                      shares of our common stock will be eligible to certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

UNDERWRITING

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Banc of America Securities LLC, Lehman Brothers Inc., Piper Jaffray & Co., Adams, Harkness & Hill, Inc. and Jefferies Broadview, a division of Jefferies & Company, Inc. are acting as representatives, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Banc of America Securities LLC
Lehman Brothers Inc.
Piper Jaffray & Co.
Adams, Harkness & Hill, Inc.
Jefferies Broadview, a division of Jefferies & Company, Inc.

Total

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby if any of the shares is purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Over-Allotment Option

      The selling stockholders have granted to the underwriters an option to purchase up to an aggregate of            additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and the selling stockholders will be obligated to sell, on a pro rata basis, the                      additional shares of common stock to the underwriters.

Commissions and Expenses

      The following table summarizes the underwriting discounts that we and the selling stockholders will pay. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from the selling stockholders and us.

Total

	Per	Without Over-	With Over-
	Share	Allotment	Allotment

Paid by Eagle Test		$	$
Paid by the selling stockholders		$	$

      The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $           per

share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $           million. We will pay all costs and expenses of this offering, including expenses of the selling stockholders pursuant to the registration rights agreement described under “Description of Capital Stock — Registration Rights.”

Lock-Up Agreements

      We have agreed that, without the prior written consent of Banc of America Securities LLC and Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock (other than in connection with this offering and shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to currently outstanding options, warrants or rights) for a period of 180 days from the date of this prospectus. All of our executive officers and directors, certain other officers, and certain other stockholders who hold significant amounts of our common stock, holding in the aggregate                      shares of our common stock (which number represents approximately           % of our outstanding common stock following the completion of this offering not including the shares sold in this offering), have agreed under lock-up agreements not to, without the prior written consent of Banc of America Securities LLC and Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.

Offering Price Determination

      Prior to this offering, there has been no public market of our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. In determining the initial public offering price of our common stock, we and the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

      We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common stock or prevent or slow a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters makes any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

      If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Directed Share Program

      There is no directed share program associated with the offering of common stock under this prospectus.

Electronic Distribution

      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

      Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Discretionary Sales

      The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

Relationships

      The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business. We currently have no agreements or commitments with respect to any such transactions or services.

LEGAL MATTERS

      Goodwin Procter LLP, Boston, Massachusetts has passed upon the validity of the shares of common stock offered hereby. Legal matters relating to this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C.

EXPERTS

      The consolidated financial statements of Eagle Test Systems, Inc. and its subsidiaries as of September 30, 2003 and 2002, and for each of the three years in the period ended September 30, 2003, appearing in this prospectus and the registration statement, of which this prospectus is a part, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form S-1 (File Number 333-            ) under the Securities Act with respect to the shares of common stock we and the selling stockholders are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

      Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549.

      You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1 800 SEC 0330 for further information on the operation of the public reference facilities.

EAGLE TEST SYSTEMS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Eagle Test Systems, Inc.

      We have audited the accompanying consolidated balance sheets of Eagle Test Systems, Inc. and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of net income and comprehensive income, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Test Systems, Inc. and subsidiaries at September 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with United States generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Chicago, Illinois

June 8, 2004

EAGLE TEST SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30,
			March 31,
	2002	2003	2004

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,554	$6,149	$5,771
Marketable securities	19,019	15,812	6,609
Accounts receivable, net of allowances, of $1,293, $791 and $904	5,057	7,979	15,413
Inventories	11,006	11,533	19,732
Deferred income taxes	4,455	5,545	5,853
Prepaid and other current assets	117	250	432

Total current assets	41,208	47,268	53,810
Property, plant and equipment, net	1,944	3,289	5,135
Other assets	353	295	325

Total assets	$43,505	$50,852	$59,270

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,113	$3,938	$6,846
Current portion of long-term debt	34	19	—
Deferred revenue	5,492	7,447	7,359
Accrued compensation and related liabilities	1,725	4,001	3,051
Accrued income taxes	2,283	8,627	4,263
Due to related party	2,393	—	—
Other accrued expenses	1,793	2,272	3,512
Accrued dividends	—	2,045	—

Total current liabilities	15,833	28,349	25,031

Long-term liabilities:
Long-term debt, less current portion	294	28,557	28,421
Redeemable warrants	—	1,718	4,274
Deferred income taxes	275	789	1,245
Other long-term liabilities	60	59	62

Total long-term liabilities	629	31,123	34,002

Series A convertible preferred stock, par value $0.01 per share, 3,437 shares authorized and 3,436 shares issued as of March 31, 2004 and September 30, 2003; and no shares authorized and outstanding as of September 30, 2002	—	65,000	65,000
Stockholders’ equity (deficit):
Common stock, 15,195,325 shares, par value $0.01 per share, authorized, 5,396,248 outstanding, as of March 31, 2004; 20,000,000, no par shares, authorized, 5,396,248 outstanding, as of September 30, 2003; and 2,500,000,000 shares, $0.0004 par value per share, authorized, 14,390,000 outstanding as of September 30, 2002	6	—	54
Additional paid in capital	—	—	156
Retained earnings (deficit)	26,798	(74,137)	(65,524)
Deferred stock compensation expense	—	—	(204)
Accumulated other comprehensive income	239	517	755

Total stockholders’ equity (deficit)	27,043	(73,620)	(64,763)

Total liabilities and stockholders’ equity (deficit)	$43,505	$50,852	$59,270

The accompanying notes are an integral part of these consolidated financial statements.

EAGLE TEST SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME

(in thousands, except share and per share data)

				Six Months, Ended
	Year Ended September 30,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Net revenue	$37,550	$25,918	$55,766	$18,868	$47,156
Cost of goods sold	12,711	8,556	20,457	7,313	14,938

Gross profit	24,839	17,362	35,309	11,555	32,218
Operating expenses
Selling, general and administrative	12,247	10,949	16,491	7,167	9,676
Research and development	2,607	3,240	3,113	1,447	2,415

Operating income	9,985	3,173	15,705	2,941	20,127
Interest expense	39	30	31	14	1,945
Other (income) and expense
Income from marketable securities	(590)	(21)	(502)	(98)	(306)
Investment impairments	208	666	18	9	—
Increase in value of warrants	—	—	—	—	2,556
Other (income) and expense, net	(77)	(12)	(152)	(22)	27

Income before taxes	10,405	2,510	16,310	3,038	15,905
Provision for income taxes	4,047	864	6,706	1,245	7,292

Net income	$6,358	$1,646	$9,604	$1,793	$8,613

Net income per share, basic	$0.44	$0.11	$0.67	$0.12	$1.60

Net income per share, diluted	$0.44	$0.11	$0.67	$0.12	$0.62

Weighted average shares outstanding, basic	14,390,000	14,390,000	14,365,017	14,390,000	5,396,248
Weighted average shares outstanding, diluted	14,390,000	14,390,000	14,390,337	14,390,000	14,010,684

Comprehensive Income:
Net income	$6,358	$1,646	$9,604	$1,793	$8,613
Unrealized gain/(loss) on marketable securities, net of taxes	(881)	314	278	139	238

Comprehensive income	$5,477	$1,960	$9,882	$1,932	$8,851

The accompanying notes are an integral part of these consolidated financial statements.

EAGLE TEST SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share and per share data)

					Deferred	Accumulated
	Common Stock		Retained	Additional	Stock	Other	Total
			Earnings	Paid In	Compensation	Comprehensive	Stockholders’
	Shares	Amount	(Deficit)	Capital	Expense	Income	Equity (Deficit)

Balance at September 30, 2000	14,390,000	$6	$18,794	$—	$—	$806	$19,606
Net income			6,358				6,358
Unrealized gain (loss) on marketable securities, net of taxes of ($587)						(881)	(881)

Balance at September 30, 2001	14,390,000	$6	$25,152	$—	$—	$(75)	$25,083
Net income			1,646				1,646
Unrealized gain (loss) on marketable securities, net of taxes of $208						314	314

Balance at September 30, 2002	14,390,000	$6	$26,798	$—	$—	$239	$27,043
Net income			9,604				9,604
Dividends paid and declared ($1.08 per share)			(15,545)				(15,545)
Recapitalization	(8,993,752)	(6)	(94,994)				(95,000)
Unrealized gain (loss) on marketable securities, net of taxes of $185						278	278

Balance at September 30, 2003	5,396,248	—	$(74,137)	$—	$—	$517	$(73,620)
Net income			8,613				8,613
Recapitalization		54		(54)			—
Deferred compensation expense related to issuance of stock options				210	(210)		—
Compensation expense related to issuance of stock options					6		6
Unrealized gain (loss) on marketable securities, net of taxes of $158						238	238

Balance at March 31, 2004 (unaudited)	5,396,248	$54	$(65,524)	$156	$(204)	$755	$(64,763)

The accompanying notes are an integral part of these consolidated financial statements.

EAGLE TEST SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

				Six Months
	Year Ended September 30,			Ended March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Cash flows from operating activities:
Net income	$6,358	$1,646	$9,604	$1,793	$8,613
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	263	420	677	345	458
Investment impairments	208	666	18	9	—
Realized (gain) loss on sale of marketable securities	61	271	(149)	75	(201)
Accretion of discount on long-term debt	—	—	—	—	139
Increase in value of warrants	—	—	—	—	2,556
Non cash compensation related to stock options	—	—	—	—	6
Deferred income taxes	(226)	(1,644)	(762)	(381)	(11)
Changes in operating assets and liabilities:
Accounts receivable	7,028	(3,528)	(2,922)	(2,097)	(7,434)
Inventories	(231)	(2,681)	(527)	1,958	(8,199)
Prepaid expenses and other current assets	(13)	(20)	(133)	(45)	(182)
Other assets	(11)	(108)	58	42	(30)
Accounts payable	(348)	1,792	1,825	(1,041)	2,715
Deferred revenue	(852)	2,988	1,955	1,705	(88)
Accrued compensation and related liabilities	(1,779)	275	2,276	931	(950)
Accrued income taxes	(2,519)	172	6,344	1,413	(4,364)
Other accrued expenses	(1,068)	609	(1,914)	184	1,433
Other liabilities	(107)	(27)	(1)	(3)	3

Net cash provided by (used in) operating activities	6,764	831	16,349	4,888	(5,536)
Cash flows from investing activities:
Purchases of marketable securities	(19,570)	(6,557)	(9,149)	(4,723)	(1,065)
Proceeds from the sales of investments	13,026	4,381	12,951	2,694	10,866
Capital expenditures	(697)	(675)	(2,022)	(1,002)	(2,304)

Net cash provided by (used in) investing activities	(7,241)	(2,851)	1,780	(3,031)	7,497
Cash flows from financing activities:
Payments of long-term debt	(39)	(34)	(34)	(16)	(294)
Common stock redemption	—	—	(95,000)	—	—
Proceeds from issuance of long-term debt	—	—	30,000	—	—
Proceeds from issuance of preferred stock	—	—	65,000	—	—
Dividends paid	—	—	(13,500)	—	(2,045)

Net cash (used in) financing activities	(39)	(34)	(13,534)	(16)	(2,339)

Net increase (decrease) in cash and cash equivalents	(516)	(2,054)	4,595	1,841	(378)
Cash and cash equivalents at beginning of period	4,124	3,608	1,554	1,554	6,149

Cash and cash equivalents at end of period	$3,608	$1,554	$6,149	$3,395	$5,771

Supplemental disclosures:
Interest paid	39	30	32	14	1,045
Income taxes paid	6,702	2,394	2,017	815	11,668
Dividends declared but not paid	—	—	2,045	—	—

The accompanying notes are an integral part of these consolidated financial statements.

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Note 1.	The Company

      EAGLE TEST SYSTEMS, INC. (“EAGLE” or the “Company”) designs, manufactures, sells and services, automated test equipment (ATE) for the semiconductor industry. The Company’s test systems test analog, mixed-signal and RF (Radio Frequency) semiconductor devices. Semiconductor designers and manufacturers worldwide use semiconductor test systems to test devices at different stages during the manufacturing process. These tested devices are incorporated into a wide range of products, including digital cameras, MP3 players, cellular telephones, video/ multimedia products, automotive electronics, computer peripherals and notebook and desktop computers. The Company is headquartered in Mundelein, Illinois, where the Company develops and manufactures its test systems. The Company also maintains various offices worldwide for sales, service and research to support its customer base directly. The operations of, and net investment in, foreign subsidiaries are not material.

Note 2.	Summary of Significant Accounting Policies

Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its wholly-owned foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Preparation of Financial Statements and Use of Estimates

      The accompanying consolidated financial statements have been prepared by the Company and reflect all adjustments, which, in the opinion of management, are necessary for fair statement of the results. The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results can differ from those estimates.

Unaudited Interim Results

      The accompanying consolidated balance sheet as of March 31, 2004, the consolidated statements of net income and comprehensive income and consolidated statements of cash flows for the six months ended March 31, 2003 and March 31, 2004 and the consolidated statement of stockholders’ equity (deficit) for the six months ended March 31, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the six months ended March 31, 2003 and March 31, 2004. The financial data and other information disclosed in these notes to financial statements related to the six-month periods are unaudited. The results for the six months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending September 30, 2004, or for any other interim period or for any other future year.

Revenue Recognition

      Revenue is recognized by the Company when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price is fixed or determinable and collectibility is reasonably assured.

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

      The Company derives revenue primarily from test system sales. For system sales there are different revenue recognition points, which are described as follows:

      Revenue related to systems sales is recognized when: (a) the Company has a written sales agreement; (b) delivery has occurred or services rendered; (c) the price is fixed or determinable; and (d) collectibility is reasonably assured. If installation services are part of a system sale, test system revenue is deferred until the system is delivered, installed and accepted by the customer.

      When sales to a customer involve multiple elements, revenue is recognized on the delivered element, provided that the undelivered element is a standard product, there is a history of acceptance on the product with the customer, and the undelivered element is not essential to the customer’s application.

      In a few instances, the Company has entered into short-term rental agreements with customers for the use of its systems. The Company recognizes rental revenue ratably over the applicable rental period. Rental revenues are included as a component of product sales and have been immaterial to date.

Shipping and Handling Costs

      Shipping and handling costs related to delivery of systems are expensed as incurred and classified as cost of goods sold in the consolidated statements of net income and comprehensive income.

Product Warranty Costs

      The Company’s systems are sold with warranty provisions that require the Company to remedy deficiencies in quality or performance of its products over a period ranging from 12 to 24 months. The policy of the Company is to establish warranty reserves at the time revenue is recognized at levels that represent the estimate of costs that will be incurred to fulfill those warranty requirements.

Research and Development Costs

      Research and development costs consist primarily of compensation and related costs for personnel as well as costs related to materials, outside contractors, equipment depreciation and other engineering overhead costs. All research and development costs are expensed as incurred.

Income Taxes

      The Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return. Research and development tax credits are recognized for financial reporting purposes to the extent that they can be utilized in the tax return.

Cash and Cash Equivalents and Marketable Securities

      The Company considers all highly liquid investments that are readily convertible to cash and that have original maturity dates of three months or less to be cash and cash equivalents. Marketable securities consist of debt and equity securities that are classified as available-for-sale. Securities available for sale include corporate common stocks trading on a major exchange and corporate and governmental obligations with various contractual maturity dates. Governmental obligations include U.S. Government, State, Municipal and Federal Agency securities. Realized gains and losses on sales of marketable securities are determined based on average cost.

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

Inventories

      Inventories are stated at the lower of cost or market, determined on the first-in, first-out method and include materials, labor and manufacturing overhead.

Property and Equipment

      Property and equipment is recorded at cost. The Company provides for depreciation and amortization on the straight-line method over the estimated useful lives of the related assets. Equipment includes internally manufactured systems used for testing components and engineering and applications development equipment. Repairs and maintenance costs that do not extend the lives of property and equipment are expensed as incurred.

Stock Options

      The Company accounts for stock options issued to employees in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company has adopted the disclosure-only provision of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” for options issued to employees and directors. Expense associated with stock options issued to nonemployees/nondirectors is recorded in accordance with SFAS No. 123.

      Had the Company accounted for its stock options in accordance with SFAS No. 123, pro forma net income and pro forma net income per share for the six months ended March 31, 2004 would have been as follows:

2004

(unaudited)
As reported	$8,613
Stock-based compensation expense	6
Pro forma stock-based compensation expense	(25)

Pro forma net income attributable to common stockholders	$8,594

Pro forma net income per share attributable to common stockholders
Basic	$1.59

Diluted	$0.61

      The pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years because of the fact that options vest over several years; pro forma compensation expense is recognized as the options vest and additional awards may also be granted.

      Under SFAS No. 123, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, a risk-free interest rate ranging from 3.53% to 3.82%, no dividend yield, expected volatility of 0% (as the Company was privately held at the date of grant) and an expected life of seven years. The weighted average fair value of the options granted during the six months ended March 31, 2004 was $2.16 per share (unaudited).

Fair Value of Financial Instruments

      The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, Senior Subordinated Convertible Notes, Mortgage Notes and Series A Convertible Preferred Stock, approximate their fair values due to their short maturities and/or the proximity of the transaction to September 30, 2003. Marketable securities are carried at fair value

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

based on quoted market prices at period end dates. As of March 31, 2004, the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short maturities. As of March 31, 2004, the Senior Subordinated Convertible Notes had an approximate fair value of $35.1 million and the Series A Convertible Preferred Stock had an approximate fair value of $102.4 million.

Recent Accounting Pronouncements

      In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this standard did not have any material impact on the Company’s financial position or results of operations.

      In December 2003, the FASB issued additional guidance clarifying the provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51” (“FIN 46-R”). FIN 46-R provides a deferral of FIN 46 for certain entities until after March 15, 2004. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company believes that the adoption of this standard did not have any material impact on the Company’s financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on the Company’s financial position or results of its operations.

      In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF Issue No. 00-21). EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that the adoption of EITF Issue No. 00-21 did not have any material impact on the Company’s financial position or results of operations.

      In March 2004, the FASB approved EITF Issue 03-6 “Participating Securities and the Two — Class Method under FAS 128.” EITF Issue 03-6 supersedes the guidance in Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity’s common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion 25 and FAS 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported EPS. The Company is currently in the process of evaluating the impact, if any, that the adoption of EITF Issue 03-6 will have on its financial position and results of operations.

Note 3.	Marketable Securities

      The market value and amortized cost of marketable securities as of the dates indicated are as follows:

	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	(Losses)	Value

March 31, 2004 (unaudited)
Government — debt	$2,974	$335	$—	$3,309
Corporate — equities	2,085	910	(12)	2,983
Other	290	33	(6)	317

	$5,349	$1,278	$(18)	$6,609

September 30, 2003
Government — debt	$10,792	$308	$—	$11,100
Corporate — bond funds	1,512	17	—	1,529
Corporate — equities	2,351	596	(45)	2,902
Other	295	4	(18)	281

	$14,950	$925	$(63)	$15,812

September 30, 2002
Government — debt	$15,076	$273	$(1)	$15,348
Municipal mutual funds	1,725	—	—	1,725
Corporate — bond funds	52	—	—	52
Corporate — equities	1,646	227	(122)	1,751
Other	122	21	—	143

	$18,621	$521	$(123)	$19,019

      Maturities of government debt are as follows:

	As of

	September 30, 2003	March 31, 2004

		(unaudited)
Less than 1 year	$5,551	$—
1-5 Years	1,825	—
5-10 Years	3,724	3,309

Total	$11,100	$3,309

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

      The realized profits, losses and interest are included in income from marketable securities in the consolidated statements of net income and comprehensive income. Unrealized gains and losses are reflected as a separate component of accumulated other comprehensive income and are included in stockholders’ equity (deficit).

      Interest income and realized gains from sales of marketable securities are as follows:

				Six Months
	Fiscal Year Ended			Ended
	September 30,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Interest income	$627	$261	$307	$157	$57
Dividend income	24	31	46	16	48
Realized gains (losses) from sales of marketable securities	(61)	(271)	149	(75)	201

Income from marketable securities	$590	$21	$502	$98	$306

      The Company recognized impairment losses on marketable securities of $208, $666 and $18 in fiscal 2001, 2002 and 2003, respectively, and $9 (unaudited) and $0 (unaudited) for the six months ended March 31, 2003 and 2004, respectively.

Note 4.	Inventories

      Inventories consist of the following:

	As of		As of
	September 30,		March 31,

	2002	2003	2004

			(unaudited)
Raw materials	$2,121	$2,279	$4,719
Work-in-process	3,696	3,862	6,508
Finished goods	5,189	5,392	8,505

	$11,006	$11,533	$19,732

      The Company’s policy is to establish inventory reserves when conditions exist that suggest inventory may be in excess of anticipated demand or is obsolete based upon assumptions about future demand for products or market conditions. The Company regularly evaluates the ability to realize the value of its inventory based on a combination of factors including the following: forecasted sales or usage, estimated product end-of-life dates, estimated current and future market value and new product introductions. Purchasing and alternative usage options are also explored to mitigate obsolete inventory exposure. When recorded, reserves are intended to reduce the carrying value of inventory to its net realizable value. Inventory of $19.7 million (unaudited) is stated net of inventory reserves of $4.4 million (unaudited) as of March 31, 2004. Inventory of $11.5 million is stated net of inventory reserves of $3.8 million as of September 30, 2003 and inventory of $11.0 million is stated net of inventory reserves of $2.8 million as of September 30, 2002. If actual demand for products deteriorates or market conditions are less favorable than those the Company projects, additional inventory reserves may be required.

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

Note 5.	Property and Equipment

      Property and equipment is summarized as follows:

	As of		As of
	September 30,		March 31,
				Depreciable Life
	2002	2003	2004	(in Years)

			(unaudited)
Land	$72	$72	$72
Buildings	649	649	649	30
Equipment	2,200	4,063	6,303	3-5
Office furniture	389	458	474	7
Building improvements	323	364	405	10

	3,633	5,606	7,903
Less: Accumulated depreciation and amortization	(1,689)	(2,317)	(2,768)

	$1,944	$3,289	$5,135

      The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future undiscounted net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of these assets exceeds the fair value of the assets. There have been no impairments of long-lived assets through March 31, 2004.

      Depreciation expense was $263, $420, and $677 for the years ended September 30, 2001, 2002 and 2003, respectively, and $345 (unaudited) and $458 (unaudited) for the six months ended March 31, 2003 and 2004, respectively.

Note 6.	Stockholders’ Equity and Preferred Stock

Recapitalization

      The Company is authorized to issue 15,202,199 shares of capital stock consisting of (i) 15,195,325 shares of Common Stock, par value $0.01 per share; (ii) 3,437 shares of Series A Convertible Preferred Stock, par value $0.01 per share (“Convertible Preferred Stock”); and (iii) 3,437 shares of Redeemable Preferred Stock, par value $0.01 per share (“Redeemable Preferred Stock”).

      On December 31, 2003, the Board of Directors met and resolved the following changes to the Company’s capitalization structure:

Changed Authorized Shares — The Company’s Articles of Incorporation were amended to increase the authorized capital stock of the Company from 14,874 shares to 15,202,199 shares, and authorized common shares from 20,000,000 no par value shares to 15,195,325 $0.01 par value shares.

Stock Dividend — Declared a common stock split in the form of a stock dividend. The common shares were split on a 2,500:1 basis for common shares outstanding at December 2, 2003.

      The effect of the recapitalization has been retroactively reflected in the historical consolidated financial statements and related notes.

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

Common Stock

      The rights, preferences and privileges of the common stock are:

      Dividends — No dividend may be paid with respect to common stock until payment of preferential dividends to holders of Redeemable Preferred Stock, should any Redeemable Preferred Stock be issued and outstanding. Additionally, any Convertible Preferred Stock shall be entitled to any common stock dividend on an as converted basis.

      Voting rights — The holders of common stock are entitled to one vote per share and as long as any shares of Convertible Preferred Stock are issued and outstanding shall vote together with the holders of Convertible Preferred Stock as a single class.

Reserved Shares of Common Stock

      At March 31, 2004, the Company had reserved 683,790 unissued shares of its common stock for possible issuance under a stock-based compensation plan. In addition, at March 31, 2004, the Company has reserved 8,590,248 shares of its common stock for issuance relating to the possible conversion of the Convertible Preferred Stock. Finally, at March 31, 2004, the Company has reserved 525,040 shares of its common stock for possible issuance relating to warrants issuable upon conversion of the Senior Subordinated Convertible Notes (“Notes”).

Preferred Stock

Series A Convertible Preferred Stock

      The Company has designated 3,437 of its shares of Preferred Stock as Convertible Preferred Stock.

      Voting — Generally the Convertible Preferred Stock will be entitled to one vote per share on an as converted basis and will vote together with the common stockholders except related to the following items where the Convertible Preferred Stock will vote as a separate class: 1) election of three board members of the Company, 2) declaration or payment of dividends on any shares other than the Convertible Preferred Stock, 3) alteration of the designations, preferences or powers of the Convertible Preferred Stock, 4) issuance of equity or equity-related securities ranking senior to or on parity with the Convertible Preferred Stock, 5) amendment, modification or repeal of any provisions of the Company’s Articles of Incorporation or by-laws, and 6) effectuation of any merger acquisition, liquidating event or asset sale or incurrence of indebtedness over $500,000.

      Dividends — The holders of Convertible Preferred Stock are entitled to any common stock dividends on an as converted basis.

      Preference — The holders of Convertible Preferred Stock shall be entitled to a preference of $18,925 per share outstanding plus any declared and unpaid dividends prior to any payments to common stockholders in any liquidation or sale of the Company.

      Redemption — The holders of Convertible Preferred Stock at any time after September 30, 2009 may elect to cause redemption of up to 50% of the then outstanding shares of the Convertible Preferred Stock by a majority vote. After September 30, 2010, the holders of Convertible Preferred Stock may elect to cause redemption of up to 100% of the then outstanding shares of Convertible Preferred Stock by a majority vote.

      Conversion Rights — At any time after issuance upon written election of a majority of the holders of Convertible Preferred Stock, these holders can elect to convert each share of Convertible Preferred Stock into 2,500 (twenty-five hundred) shares of common stock and 1 (one) share of Redeemable Preferred Stock, subject to certain adjustments as defined. In addition, all shares of Convertible Preferred Stock shall

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

automatically be converted into an aggregate of 8,590,248 shares of common stock and an aggregate of 3,436 shares of Redeemable Preferred Stock, subject to certain adjustments as defined, upon the effectiveness of an underwritten public offering in which the aggregate proceeds to the Company are in excess of $60.0 million and the initial public offering price is at least two times the initial purchase price of the Convertible Preferred Stock shares (as adjusted to reflect any stock splits or similar adjustments). Additionally, such proceeds from the offering must be used or designated to redeem all shares of the Redeemable Preferred Stock at an aggregate value of $32.5 million.

Redeemable Preferred Stock

      The Company has designated 3,437 shares of Convertible Preferred Stock as Redeemable Preferred Stock.

      Voting — The Redeemable Preferred Stock holders will be entitled to only vote as a separate class to elect 1 (one) board member to the Company’s Board of Directors. The Redeemable Preferred Stock holders will have no other voting rights except as required by law.

      Dividends — The holders of Redeemable Preferred Stock shall be entitled to a 5% cumulative annual dividend, compounded quarterly for amounts unpaid from issuance.

      Preference — The holders of Redeemable Preferred Stock shall be entitled to a preference of $9,458 per share outstanding plus any accumulated and unpaid dividends prior to any payments to common stockholders in any liquidation or sale of the Company.

      Redemption — The holders of Redeemable Preferred Stock at any time after September 30, 2009 may elect to cause redemption of up to 50% of the then outstanding shares of the Redeemable Preferred Stock by a majority vote. After September 30, 2010, the Redeemable Preferred Stock holders may elect to cause redemption of up to 100% of the then outstanding shares of the Redeemable Preferred Stock by a majority vote. The Redeemable Preferred Stock is also required to be redeemed in conjunction with any initial public offering meeting the conditions discussed above.

Note 7.	Investment by TA Associates

      On September 30, 2003, investment funds managed by TA Associates (collectively referred to as the “Investors”) purchased 3,436 shares of Convertible Preferred Stock for $65.0 million. The Company also issued to the Investors Notes aggregating $30.0 million, bearing annual interest of 12%, which mature September 30, 2009. From the date of issuance, at the option of the holders, the Notes are convertible into (i) Senior Subordinated Notes aggregating $29.995 million (plus accrued and unpaid interest) bearing annual interest of 12% and maturing September 30, 2009, and (ii) redeemable warrants to purchase 525,040 shares of common stock at a price of $0.01 per share. The allocated fair value of the warrants has been accounted for as a discount of $1,718 on the Notes and is being amortized to interest expense over the term of the notes. As the warrants enable the holders to put the warrants to the Company at fair value at any time after September 30, 2008, so long as the warrants are outstanding, the warrants are considered liability instruments and recorded at fair value, based on independent valuations. As of March 31, 2004, the common stock warrants were revalued based upon an independent valuation. The change in the value of the warrants was $2,556 (unaudited) for the six months ended March 31, 2004. The value of the warrants was increased to a fair market value of $4,274 (unaudited) and a corresponding expense for the increase in fair market value was recorded in the financial statements as other income and (expense).

      The entire proceeds from the Convertible Preferred Stock and Notes were used to redeem 8,993,752 shares of common stock on September 30, 2003 for $95.0 million.

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

      After the above transaction was completed on September 30, 2003, all of the remaining 5,396,248 shares of $0.0004 par value common stock were redesignated as common stock with no par value.

Note 8.	Long-Term Debt

      Long-term debt consists of the following:

	As of
	September 30,		As of March 31,

	2002	2003	2004

			(unaudited)
Senior Subordinated Convertible Notes, net of discount of $1,718 and $1,579 at September 30, 2003 and March 31, 2004, respectively	$—	$28,282	$28,421
Mortgage Note	328	294	—
Less: current portion	(34)	(19)	—

	$294	$28,557	$28,421

      The 15-year mortgage note is secured by the underlying real estate asset and bears interest at a rate of 7.3%. The mortgage note was paid in full in March 2004.

      As discussed in Note 7, the Notes were issued in connection with the redemption of common stock. The Notes bear interest at 12%, payable quarterly, and are due on September 30, 2009. The Notes are convertible at the option of the holder into 12% Senior Subordinated Notes and redeemable warrants to purchase 525,040 shares of common stock at a price of $0.01 per share, which are exercisable at the option of the holder until September 30, 2013. The value of the Notes is net of $1,718 assigned to the warrants as a discount which is being amortized to interest expense over the life of the debt. The warrants expire on September 30, 2013.

Note 9.	Net Income Per Share

      Basic net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income per common share reflects the maximum dilution that would have resulted from the assumed exercise of convertible preferred stock, warrants and stock options, as applicable, and is computed by dividing net income by the weighted average number of common shares and all dilutive securities outstanding.

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

      A reconciliation between basic and diluted earnings per share EPS is as follows:

				Six Months Ended
	Fiscal Year Ended September 30,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Net income	$6,358	$1,646	$9,604	$1,793	$8,613
Basic EPS
Weighted average common shares outstanding	14,390,000	14,390,000	14,365,017	14,390,000	5,396,248
Basic net income per share	$0.44	$0.11	$0.67	$0.12	$1.60
Diluted EPS
Weighted average common shares outstanding	14,390,000	14,390,000	14,365,017	14,390,000	5,396,248
Plus: impact of convertible preferred stock and warrants and stock options, as applicable	—	—	25,320	—	8,614,436

Diluted common shares	14,390,000	14,390,000	14,390,337	14,390,000	14,010,684
Diluted EPS	$0.44	$0.11	$0.67	0.12	$0.62

Note 10.	Income Taxes

      The components of the provision (benefit) for income taxes consist of the following:

				Six Months
	Year Ended			Ended
	September 30,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Current:
Federal	$3,261	$2,006	$5,682	$1,237	$6,119
State	1,012	502	1,786	389	1,184

Total current	$4,273	$2,508	$7,468	$1,626	$7,303

Deferred:
Federal	$(172)	$(1,316)	$(580)	$(290)	$(10)
State	(54)	(328)	(182)	(91)	(1)

Total deferred	$(226)	$(1,644)	$(762)	$(381)	$(11)

Total tax provision	$4,047	$864	$6,706	$1,245	$7,292

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

      Reconciliations of the U.S. federal statutory rate to the Company’s effective tax rates are as follows:

				Six Months
	Year Ended			Ended
	September 30,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Federal statutory rate	35.0%	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal income tax effect	6.4	5.2	6.4	6.4	4.2
Research and development tax credits	(0.7)	(3.5)	(0.4)	(0.4)	—
Increase in value of warrants	—	—	—	—	6.3
Tax exempt municipal interest	(2.1)	(3.7)	(0.4)	(0.4)	(0.2)
Other	0.3	1.4	0.5	0.4	0.5

Effective tax rate	38.9%	34.4%	41.1%	41.0%	45.8%

      The temporary differences that created the deferred tax assets and (liabilities) are as follows:

	As of
	September 30,		As of March 31,

	2002	2003	2004

			(unaudited)
Deferred tax assets:
Impairment losses on marketable securities	$459	$342	$342
Inventory valuation reserves	1,113	1,584	1,831
Deferred revenue	1,860	2,529	2,474
Other accrued expenses	1,023	1,090	1,206

Total deferred tax assets	$4,455	$5,545	$5,853

Deferred tax liabilities:
Depreciation	$(116)	$(444)	$(741)
Unrealized gain on marketable securities	(159)	(345)	(504)

Total deferred tax liabilities	$(275)	$(789)	$(1,245)

Net deferred tax assets	$4,180	$4,756	$4,608

Note 11.	Employee Benefit Plans

Employee Stock Ownership Plan

      The Company has an Employee Stock Ownership Plan (“ESOP”) which covers substantially all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s annual contribution to the ESOP is discretionary. The Company’s contributions to the ESOP are allocated to individual participant accounts which vest on completion of an employee’s fifth year of qualifying service. For the years ended September 30, 2001, 2002 and 2003, approximately $352, $670 and $50, respectively, was expensed for the ESOP contribution. For the six months ended March 31, 2003, approximately $25 (unaudited) was expensed, and for the six months ended March 31, 2004, no amounts were expensed (unaudited). Distributions from the ESOP are made in accordance with the terms of the ESOP Trust Agreement and may be in the form of cash or shares of Company common stock. The ESOP owned 2,225,510, 2,225,510, and 834,565 shares of common stock at

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

September 30, 2001, 2002, and 2003, respectively, and 2,225,510 and 834,565 shares of common stock at March 31, 2003 and 2004, respectively.

Other Compensation Plans

      The Company has established a Profit Sharing Plan, which is a discretionary defined contribution plan. Under the Profit Sharing Plan, the Company contributed approximately $3, $0, and $871 for fiscal years 2001, 2002, and 2003, respectively, and $435 (unaudited) and $250 (unaudited) for the six months ended March 31, 2003 and 2004, respectively. Eligible employees are defined as those who have completed one year of service and have attained the age of 21. Employees are fully vested after achieving five years of service.

      The Company also has a Pension Plan which is a discretionary defined contribution plan. Under the Pension Plan, the Company contributed approximately $60, $57, and $863, for fiscal years 2001, 2002, and 2003, respectively, and $432 (unaudited) and $250 (unaudited) for the six months ended March 31, 2003 and 2004, respectively. Eligible employees are defined as those who have completed one year of service and have attained the age of 21. Employees are fully vested after achieving five years of service.

Note 12.	Stock Option Plan

      In September 2003, the Company adopted the 2003 Stock Option and Grant Plan (the “Plan”). The Plan provides for the issuance of incentive and non-qualified common stock options to employees, directors and consultants of the Company. The Board of Directors reserved 683,790 shares of common stock to be issued in conjunction with the Plan. The term of the options shall be no more than 10 years from the date of grant. Options granted under the Plan generally vest in periods between one and four years, as determined by the Board of Directors.

      As of September 30, 2003, the Board of Directors had not granted any stock options under the Plan and there were no options outstanding as of year-end.

March 31, 2004 (Unaudited)

      During the six months ended March 31, 2004, the Company issued the first stock options under the Plan. In accordance with APB No. 25, the Company has recorded the difference between the exercise price and the fair value, as determined by an independent valuation, of the common stock on the date of grant as deferred compensation totalling $210 and is amortizing such deferred compensation on a straight-line basis over the vesting periods of the options. Expense recognized during the six months ended March 31, 2004 totaled $6. There was no expense recorded in the prior year periods since there were no options outstanding. If the fair value method had been applied, the Company would have recognized compensation costs of $25 (unaudited) for the six months ended March 31, 2004.

      The Company’s stock option activity for the six months ended March 31, 2004 (unaudited) under the Plan is as follows:

	Outstanding	Weighted Average
	Options	Exercise Price

Outstanding at September 30, 2003	—	$—
Granted	287,500	6.25
Exercised	—	—
Forfeited	—	—

Outstanding at March 31, 2004	287,500	$6.25

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

      The following unaudited table summarizes information about all stock options outstanding for the Company as of March 31, 2004:

Options Outstanding				Options Vested

		Weighted	Weighted		Weighted
Exercise	Number	Average	Average	Number	Average
Price	Outstanding	Remaining Life	Exercise Price	Exercisable	Exercise Price

$6.00-$7.00	287,500	9.78	$6.25	8,230	$6.11

      Subsequent to March 31, 2004, the Company granted 365,000 stock options in June 2004, with an exercise price of $10.00 per share as determined by the Board of Directors.

Note 13.	Concentration of Credit Risk

      The Company has concentration of sales with certain major semiconductor manufacturers that represent more than 10% of total revenue. Sales to these major semiconductor manufacturers were as follows:

	For the Fiscal Year			For the Six
	Ended			Months Ended
	September 30,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
National Semiconductor Corporation	26.8%	33.5%	38.8%	32.9%	47.0%
Texas Instruments Incorporated	20.0%	12.8%	—	—	23.7%
Intersil Corporation	—	—	20.0%	24.3%	—
Fairchild Semiconductor International, Inc.	—	11.7%	—	—	—

Total	46.8%	58.0%	58.8%	57.2%	70.7%

      Major semiconductor manufacturer companies comprise a significant portion of the Company’s trade receivables. Receivables from a major semiconductor manufacturer (National Semiconductor) comprised approximately 54% and 59% of trade receivables as of September 30, 2003 and 2002, respectively. As of March 31, 2004 (unaudited), two customers (National Semiconductor and Texas Instruments) comprised approximately 76% of the Company’s trade receivables balance.

      Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash equivalents, marketable securities and accounts receivable. All of the Company’s cash equivalents and marketable securities are held by major financial institutions. Deposits held with financial institutions may exceed the amount of insurance provided on such deposits. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce its credit risk, the Company routinely assesses the financial strength of its customers. The Company does not require collateral, although the Company obtains letters of credit on sales to certain foreign customers. Write-offs related to accounts receivable have been insignificant over the Company’s operating history. An allowance for doubtful accounts is maintained at a level management believes is sufficient to cover potential credit losses based on past collection history and specific risks identified among uncollectible accounts. Accounts receivable are charged off against the allowance for doubtful accounts when it determines that the receivable will not be collected.

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

Note 14.	Other Comprehensive Income

      Comprehensive income is comprised of two components, net income and other comprehensive income. The components of other comprehensive income and related tax effects were as follows for the fiscal years ended September 30 and the six months ended March 31:

				Six Months
	Fiscal Years Ended			Ended
	September 30,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Change in net unrealized holding gains (losses) on marketable securities, net of tax of $(690), $(68) and $238 in 2001, 2002 and 2003, respectively, and $119 and $243 for the six months ended March 31, 2003 and 2004, respectively	$(1,035)	$(101)	$358	$179	$365
Less: adjustment for net gain (loss) on investments included in net income, net of tax of $(103), $(276) and $53 in 2001, 2002 and 2003, respectively and $26 and $85 for the six months ended March 31, 2003 and 2004, respectively	(154)	(415)	80	40	127

Other comprehensive income, net of taxes	$(881)	$314	$278	$139	$238

Note 15.	Industry and Geographic Segment Information

Operating Segments

      The Company operates in one industry segment: the design, manufacture and marketing of automated test equipment for the semiconductor industry that are used to test analog, mixed signal and radio frequency devices.

Geographic Information

      The Company markets its products and related services to customers mainly through a direct sales force. Revenues are attributed to geographic areas based on the country in which the customer is domiciled. The Company’s revenues are generated from sales into the following geographic regions:

	Fiscal Years Ended			Six Months
	September 30,			Ended March 31,

	2001	2002	2003	2003	2004

				(unaudited)
United States	$26,713	$11,864	$23,503	$10,343	$10,852
Malaysia	5,790	9,742	18,642	3,066	24,298
Other	5,047	4,312	13,621	5,459	12,006

      All of the Company’s long-lived assets are located in the United States.

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

Note 16.	Commitments and Contingencies

Lease of New Headquarters Building

      On December 1, 2003, the Company signed a lease for a new headquarters building that is being built for the Company. The lease commences when there is substantial completion of the landlord’s work, which is estimated to be in the first calendar quarter of 2005. The non-cancelable lease is for 10 years with several options by the Company to extend. Rent for the first five years is approximately $1.0 million per annum and rent for the next 5 years is approximately $1.1 million per annum.

Lease Commitments

      The Company has operating lease commitments for certain facilities. Minimum lease payments under noncancelable leases are as follows:

	Amount as of	Amount as of
	September 30, 2003	March 31, 2004

		(unaudited)
2004	$751	$356 *
2005	557	1,521
2006	246	1,525
2007	254	1,547
2008	98	1,407
2009	—	1,324
Thereafter	—	7,565

Total minimum lease payments	$1,906	$15,245

*	Six months remaining for fiscal 2004 as of March 31, 2004

     Total rental expense for fiscal 2001, 2002, and 2003 was $356, $390 and $529, respectively, and $209 (unaudited) and $349 (unaudited) for the six months ended March 31, 2003 and 2004, respectively.

Contingencies

      The Company’s sales agreements indemnify its customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. The terms of these indemnification agreements are generally indefinite after execution of the agreement. The maximum amount of potential future indemnification is unlimited. However, to date, the Company has not paid any claims or been required to defend any lawsuits with respect to any claim.

      From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In the opinion of management, there are no pending claims of which the outcome is expected to result in a material adverse effect on the financial position, results of operations or cash flows of the Company.

EAGLE TEST SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

Product Warranty

      The following table shows the details of the product warranty accrual:

Product Warranty Activity

Balance at September 30, 2001	$219
Warranty expenditures	(101)
Provision for warranty	102

Balance at September 30, 2002	$220
Warranty expenditures	(605)
Provision for warranty	885

Balance at September 30, 2003	$500
Warranty expenditures (unaudited)	(255)
Provision for warranty (unaudited)	512

Balance at March 31, 2004 (unaudited)	$757

Note 17.	Related Party Transactions

      During 2002 and 2001, the Company was a party to a service agreement to utilize the services of Analog Test Institute (“ATI”), a company owned and controlled by two individuals who are officers, directors and significant stockholders of the Company. Under the terms of the service agreement, ATI provided the Company with consulting, management, sales and testing services. Total net fees related to ATI included in selling, general & administrative expenses were $1.0 million and $2.0 million for the years ended September 30, 2002 and 2001, respectively. During 2002 the ATI service agreement was terminated. As of September 30, 2002, $2.4 million was due to ATI, no amounts were due to ATI as of September 30, 2003 and March 31, 2004.

      In 2003, the Company entered into a service agreement to utilize the services of Pacific Support Group Partners (“PSG”), a company owned and controlled by two individuals who are officers, directors and significant stockholders of the Company. Under the terms of this service agreement, PSG provided the Company with consulting, management and support services. Total fees paid to PSG included in selling, general & administrative expenses were $476 for the year ended September 30, 2003. Prior to September 30, 2003, the service agreement with PSG was terminated.

                                     Shares

Common Stock

Prospectus

                    , 2004

Joint Book-Running Managers

Banc of America Securities LLC	Lehman Brothers

Piper Jaffray

Adams, Harkness & Hill, Inc.	Jefferies Broadview

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fees.

Amount to be Paid

SEC registration fee	$
National Association of Securities Dealers Inc. fee
Printing and mailing
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers.

      Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

      Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

      Article VII of our Second Amended and Restated Certificate of Incorporation, as amended to date (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

      Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

      Article V of our Amended and Restated By-Laws, as amended to date (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

      In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

      We have entered into indemnification agreements with each of our directors and with TA Associates, Inc. and each of its associated investment funds. These agreements provide that we will indemnify each of our directors and such entities to the fullest extent permitted by law. In addition, our stockholders agreement provides indemnification to TA Associates and its associated investment funds for damages, expenses, losses or dimunitions in value arising out of, based upon or by reason of any third party or governmental claims relating to their status as a security holder, creditor, director, agent, representative or controlling person of Eagle Test, or otherwise relating to their involvement with Eagle Test.

      We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

      In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

      During the past three years, we have sold and issued the following unregistered securities:

(1) On September 30, 2003, we sold 3,436 shares of our series A convertible preferred stock, convertible into 3,436 shares of our redeemable preferred stock and 8,590,248 shares of our common stock, to affiliates of TA Associates, Inc. for an aggregate purchase price of $65,000,000.

(2) Also on September 30, 2003, as part of the transaction described in item (1) above, we sold to affiliates of TA Associates, Inc. $30,000,000 of 12% senior subordinated convertible notes, which are convertible into (i) $29,995,000 of 12% senior subordinated notes, plus accrued and unpaid interest, and (ii) warrants to purchase an aggregate of 525,040 shares of our common stock.

(3) In December 2003, March 2004 and June 2004, pursuant to our 2003 Stock Option and Grant Plan, we issued an aggregate of 652,500 options to purchase shares of our common stock to certain of our named executive officers, other employees and non-employee directors at exercise prices ranging from $6.00 to $10.00.

      The sales of securities described in items (1) and (2) above were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The issuances of the securities described in item (3) above were deemed to be exempt from registration pursuant to either Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans approved by the registrant’s board of directors or Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationship with us, to information about us. There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits.

      (a)     See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

      (b)     Financial Statement Schedules

             Schedule II — Valuation Allowance

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mundelein, State of Illinois, on July 9, 2004.

EAGLE TEST SYSTEMS, INC.

By:	/s/ LEONARD FOXMAN

Leonard Foxman
Chief Executive Officer, President and Director

SIGNATURES AND POWER OF ATTORNEY

      We, the undersigned directors and/or officers of Eagle Test Systems, Inc. (the “Company”), hereby severally constitute and appoint Leonard Foxman and Steve Hawrysz, and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 9, 2004:

Signature	Title

/s/ LEONARD FOXMAN Leonard Foxman	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ STEPHEN J. HAWRYSZ Stephen J. Hawrysz	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ THEODORE FOXMAN Theodore Foxman	Chief Operating Officer, Executive Vice President and Director

/s/ MICHAEL C. CHILD Michael C. Child	Director

/s/ JOSEPH DOX Joseph Dox	Director

Signature	Title

/s/ ROSS W. MANIRE Ross W. Manire	Director

/s/ JAMESON MCJUNKIN Jameson McJunkin	Director

SCHEDULE II

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

FINANCIAL STATEMENT SCHEDULE

We have audited the consolidated financial statements of Eagle Test Systems, Inc. as of September 30, 2003 and 2002, and for each of the three years in the period ended September 30, 2003, and have issued our report thereon dated June 8, 2004 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Chicago, Illinois

June 8, 2004

S-1

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

EAGLE TEST SYSTEMS, INC.

SEPTEMBER 30, 2003

(In Thousands)

Col. A	Col. B	Col. C		Col. D		Col. E

	Balance at	Charged to	Charged to Other
	Beginning of	Costs and	Accounts —	Deductions —		Balance at
Description	Period	Expenses	Describe	Describe		End of Period

Allowance for Doubtful Accounts
Year Ended September 30, 2003	$1,293	$954		$1,456	(1)	$791
Year Ended September 30, 2002	$492	$890		$89	(1)	$1,293
Year Ended September 30, 2001	$313	$296		$117	(1)	$492

(1)	Sales returns and uncollectible accounts written off

S-2

EXHIBIT INDEX

Number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant
3	.2*	Amended and Restated By-laws of the Registrant
4	.1*	Specimen Stock Certificate
4.2		Registration Rights Agreement by and among the Registrant, the Investors and the Stockholders named therein, dated as of September 30, 2003
5	.1*	Opinion of Goodwin Procter LLP
10.1		2003 Stock Option and Grant Plan
10	.2*	2004 Stock Option and Incentive Plan
10	.3*	2004 Employee Stock Purchase Plan
10.4		Employee Stock Ownership Plan
10.5		Profit Sharing Plan and Trust
10.6		Stock Purchase Agreement by and among the Registrant, the Stockholders and the Investors named therein, dated as of September 30, 2003
10.7		Stockholders Agreement by and among the Registrant, the Existing Stockholders and the Investors named therein, dated as of September 30, 2003
10.8		Note Purchase Agreement by and among the Registrant, TA Subordinated Debt Fund, L.P. and TA Investors LLC, dated as of September 30, 2003
10.9		Senior Subordinated Convertible Note of the Registrant issued in favor of TA Investors, LLC, dated as of September 30, 2003
10.10		Form of Warrant to Purchase Common Stock of the Registrant
10.11		Senior Subordinated Convertible Note of the Registrant issued in favor of TA Subordinated Debt Fund, L.P., dated as of September 30, 2003
10.12		Non-Competition Agreement, dated as of September 30, 2003, by and among the Registrant, Leonard A. Foxman and the Investors named therein
10.13		Non-Competition Agreement, dated as of September 30, 2003, by and among the Registrant, Foxman Family LLC and the Investors named therein
10.14		Employment Agreement by and between the Registrant and Leonard Foxman, dated as of September 30, 2003
10.15		Employment Agreement by and between the Registrant and Theodore Foxman, dated as of September 30, 2003
10.16		Employment Agreement by and between the Registrant and Steve Hawrysz, dated as of March 1, 2004
10.17		Employment Agreement by and between the Registrant and Jack Weimer, dated as of September 30, 2003
10	.18*	Employment Agreement by and between the Registrant and Steve Dollens, dated as of , 2004
10.19		Employment Agreement by and between the Registrant and Derek Abramovitch, dated as of September 30, 2003
10	.20*	Form of Indemnification Agreement between the Registrant and each of its Directors
10.21		Industrial Building Lease, dated as of November 11, 1999, between Centerpoint Properties Trust and the Registrant
10.22		Sublease Agreement, dated as of December 15, 2003, between Pitney Bowes Inc. and the Registrant
10.23		Lease, dated as of December 1, 2003, between Millbrook VI LLC and the Registrant
10	.24†	Global Purchasing Agreement, dated as of September 1, 2003, between the Registrant and Fairchild Semiconductor
10	.25†	Agreement, dated as of August 26, 2002, between National Semiconductor Corporation and the Registrant

Number		Description

10	.26†	Manufacturers Representative Agreement, dated as of July 30, 2000, by and between the Registrant and Hypersonic, Inc.
10	.27†	Manufacturer’s Exclusive Representative Agreement, dated as of July 31, 2001, between the Registrant and Cogent International Inc.
21.1		List of Subsidiaries
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included in page II-5)

*	To be filed by amendment

†	Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.